ING CORPORATE VARIABLE UNIVERSAL LIFE
A FLEXIBLE PREMIUM ADJUSTABLE VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company and its Security Life Separate Account L1

The Policy
- Is issued by Security Life of Denver Insurance Company.
- Is returnable by you during the right to examine period if you are not satisfied.

Premium Payments
- Are flexible, so the premium amount and frequency may vary.
- Are allocated to the Separate Account and the Guaranteed Interest Division, based on your instructions.
- Are subject to specified fees and charges.

The Policy's Account Value
- Is the sum of your values in the Separate Account, Guaranteed Interest Division and Loan Division.
- Has no guaranteed minimum values for amounts in the Separate Account. The value varies with the value of the Subaccounts you select.
- Has a minimum guaranteed rate of return for amounts in the Guaranteed Interest Division.
- Is subject to specified fees and charges.

Death Benefit Proceeds
- Are paid if your policy is in force when the insured person dies.
- Are calculated under your choice of options:
  ▷ Death Benefit Option 1 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
  ▷ Death Benefit Option 2 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus the Account Value or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
  ▷ Death Benefit Option 3 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus premiums paid minus withdrawals taken or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
- Are equal to the Total Death Benefit minus any outstanding Loan Amount and any unpaid fees and charges.
- Are reduced by any accelerated payment of the eligible death benefit under the Accelerated Death Benefit Rider. **See Accelerated Death Benefit Rider, page 46.**
- Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Sales Compensation
- We pay compensation to broker/dealers whose registered representatives sell the policy. **See *Distribution of the Policy*, page 79**, for further information about the amount of compensation we pay.

Fund Managers

Mutual funds managed by the following investment managers are available through the policy:

- AJO, L.P.
- BAMCO, Inc.
- BlackRock Advisors, LLC
- BlackRock International Limited
- BlackRock Investment Management, LLC
- Capital Research and Management Company^{SM}
- CBRE Clarion Securities LLC
- Columbia Management Investment Advisers, LLC
- Dimensional Fund Advisors LP
- Directed Services LLC
- DSM Capital Partners LLC
- Fidelity Management & Research Company
- FMR Co., Inc.
- Franklin Mutual Advisers, LLC
- Frontier Capital Management Company, LLC
- ING Investment Management Co. LLC
- Invesco Advisers, Inc
- J.P. Morgan Investment Management Inc.
- M Financial Investment Advisers, Inc.
- Marsico Capital Management, LLC
- Massachusetts Financial Services Company
- Neuberger Berman, LLC
- Neuberger Berman Management LLC
- Northern Cross, LLC
- OppenheimerFunds, Inc.
- Pacific Investment Management Company LLC
- Pioneer Investment Management, Inc.
- T. Rowe Price Associates, Inc.
- Templeton Investment Counsel, LLC
- The London Company.

This prospectus describes what you should know before purchasing the ING Corporate VUL variable universal life insurance policy. Please read it carefully and keep it for future reference. If you received a summary prospectus for any of the mutual funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC"), the Federal Reserve Board or any other government agency.

The date of this prospectus is May 1, 2013.

TABLE OF CONTENTS

TERMS TO UNDERSTAND

The following is a list of some important terms used throughout this prospectus that have special meaning. It also provides a reference to where each term is defined and discussed more fully.

Additionally, see Appendix D for a glossary of these and other important terms used throughout this prospectus.

"Security Life," "we," "us," "our" and the "company" refer to Security Life of Denver Insurance Company. "You" and "your" refer to the policy owner. The policy owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

State Variations – State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. References in this prospectus to state law identify matters where state law may require variations from what is disclosed in this prospectus. If you would like to review a copy of the policy and riders for your particular state, contact our Customer Service Center or your agent/registered representative.

You may contact us about the policy at our: **ING Customer Service Center
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050
www.ingservicecenter.com**

POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus that should be read carefully before you purchase the policy.

The Policy's Features and Benefits

The Policy	• This prospectus describes our standard ING Corporate VUL variable universal life insurance policy. The policy provides death benefits, values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy. • References in this prospectus to state law identify matters where state law may require variations from what is disclosed in this prospectus. If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.
Temporary Insurance **See Temporary Insurance, page 25.**	• If you apply and qualify, we may issue temporary insurance equal to the amount of the Target Death Benefit for which you applied. • The maximum amount of temporary insurance is $1,000,000.00, which includes other in-force coverage you have with us. • Temporary insurance may not be available in all states.
Premium Payments **See Premium Payments, page 22.**	• You choose when to pay and how much to pay. • You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse without value. • You cannot pay additional premiums after age 121. • We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code or that would cause your policy to become a modified endowment contract. • We deduct a premium expense charge from each premium payment and credit the remaining premium (the "Net Premium") to the Separate Account or the Guaranteed Interest Division according to your instructions.
Investment Options **See *The Investment Options,* page 15.**	• You may allocate your Net Premiums to the Subaccounts of Security Life Separate Account L1 (the "Separate Account") and to our Guaranteed Interest Division. • The Separate Account is one of our separate accounts and consists of Subaccounts that invest in corresponding mutual funds. When you allocate premiums to a Subaccount, we invest any Net Premiums in shares of the corresponding mutual fund. • Your Separate Account Value will vary with the investment performance of the mutual funds underlying the Subaccounts and the charges we deduct from your Separate Account Value. • The Guaranteed Interest Division is part of our general account. • We credit interest of at least 3.00% per year on amounts allocated to the Guaranteed Interest Division, and we may, in our sole discretion, credit interest in excess of this amount.

Right to Examine Period
 	
See Right to Examine Period, page 24.
	• During the right to examine period you have the right to examine your policy and return it for a refund if you are not satisfied for any reason.
	• The right to examine period is generally ten days from your receipt of the policy, although certain states may allow more than ten days. The length of the right to examine period that applies in your state will be stated in your policy.
	• Generally, there are two types of right to examine refunds:
	  ▷ Some states require a return of all premium we have received; and
	  ▷ Other states require that we return your Account Value plus a refund of all fees and charges deducted.
	• The right to examine refund that applies in your state will be shown in your policy.
	• **See Allocation of Net Premium, page 23, for details about how Net Premium will be allocated during the right to examine period.**

Death Benefits
 	
See *Death Benefits*, page 34.
	• The Stated Death Benefit is the sum of the insurance coverage Segments under your policy and is shown in your Schedule. The Stated Death Benefit changes when there is an increase, decrease or a transaction that causes your policy to change.
	• The Target Death Benefit is an amount of death benefit coverage scheduled by you at issue and is subject to our approval. It may vary by year. If you do not have the Adjustable Term Insurance Rider, the Target Death Benefit in all years is the same as the Stated Death Benefit.
	• The Base Death Benefit is the death benefit of your policy and does not include additional death benefits provided by riders attached to your policy, if any. We calculate the Base Death Benefit According to one of the following three death benefit options available under your policy:
	  ▷ Death Benefit Option 1 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
	  ▷ Death Benefit Option 2 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus your Account Value or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
	  ▷ Death Benefit Option 3 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus premiums paid minus withdrawals taken or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
	• The Total Death Benefit is equal to the Base Death Benefit, plus the death benefit from your Adjustable Term Insurance Rider, if any.
	• Death Benefit Proceeds are paid if your policy is in force when the insured person dies.
	• The Death Benefit Proceeds are equal to your Total Death Benefit minus any outstanding Loan Amount and any outstanding fees and charges incurred before the insured person's death.
	• Death Benefit Proceeds will be reduced by any accelerated payment of the eligible death benefit under the Accelerated Death Benefit Rider. **See Accelerated Death Benefit Rider, page 46.**
	• Until age 121, the amount of the Death Benefit Proceeds will depend on which death benefit option is in effect when the insured person dies.
	• After age 121, your policy may continue pursuant to the continuation of coverage provision. **For details about the changes that are made to your policy at age 121, see Continuation of Coverage, page 36.**
	• The Death Benefit Proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Rider Benefits See *Additional Insurance Benefits*, **page 41.**	• Your policy may include additional insurance benefits, attached by rider. There are two types of rider benefits: 　▷ Optional rider benefits that you must select before they are added to your policy; and 　▷ Rider benefits that automatically come with your policy. • In many cases, we deduct an additional monthly charge for these benefits. • Not all riders may be available under your policy or in your state, but the available riders may include: 　▷ The Accelerated Death Benefit Rider; 　▷ The Adjustable Term Insurance Rider; and 　▷ The Overloan Lapse Protection Rider.
Transfers See Transfers, page 52.	• You currently may make an unlimited number of transfers between the Subaccounts and to the Guaranteed Interest Division. Transfers are, however, subject to any limits, conditions and restrictions that we or the funds whose shares are involved may impose. **See Limits on Frequent or Disruptive Transfers, page 55.** • There are certain restrictions on transfers from the Guaranteed Interest Division. • We do not charge for transfers.
Asset Allocation Programs See Dollar Cost Averaging, page 53. See Automatic Rebalancing, page 54.	• Dollar cost averaging is a systematic program of transferring Account Values to selected Subaccounts of the Separate Account. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low. • Automatic rebalancing is a systematic program through which your Separate Account and Guaranteed Interest Division Values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen. • There is no charge to participate in these asset allocation programs. There are, however, certain conditions on participation in these asset allocation programs. • **Neither of these asset allocation programs assures a profit nor do they protect you against a loss in a declining market.**
Loans See Loans, page 50.	• After the first policy month, you may take loans against your policy's Account Value. • Unless otherwise required by state law, a loan must be at least $100.00 and is generally limited to your Net Account Value (your Account Value minus any Loan Amount) less the estimated periodic fees and charges to your next policy anniversary or estimated periodic fees and charges for the next 13 months if you take a loan within the 30-day period before your next policy anniversary. • When you take a loan we transfer an amount equal to your loan to the Loan Division as collateral for your loan. The Loan Division is part of our general account. • We credit amounts held in the Loan Division with interest at an annual rate no less than 3.00%. • We also charge interest on loans. Interest is due in arrears on each policy anniversary and accrues daily at an annual rate of 3.75% in policy years 1-10 and 3.00% (guaranteed not to exceed 3.15%) in all years thereafter. • Loans reduce your policy's Death Benefit Proceeds and may cause your policy to lapse. • Loans may have tax consequences, and you should consult with a qualified tax adviser before taking a loan against your policy's Net Account Value.

Partial Withdrawals **See Partial Withdrawals, page 58.**	• After the first policy year, you may take up to 12 partial withdrawals each policy year. In certain circumstances you may take partial withdrawals during the first policy year. • A partial withdrawal must be at least $100.00 and may not exceed the amount which leaves your Net Account Value less than $500.00. • We currently charge a fee of $10.00 for each partial withdrawal. • Partial Withdrawals will reduce your Account Value and could cause your policy to lapse. • Partial withdrawals may reduce the amount of Stated Death Benefit (and consequently the Target Death Benefit) under your policy. • Partial withdrawals may also have tax consequences, and you should consult with a qualified tax adviser before taking a partial withdrawal from your policy.
Surrenders **See Surrender, page 60.**	• You may surrender your policy for its Net Surrender Value at any time after the right to examine period and while the insured person is alive. • Your Surrender Value is your Account Value plus the surrender value enhancement, if any. • Your Net Surrender Value is your Surrender Value minus your outstanding Loan Amount. • All insurance coverage ends on the date we receive your surrender request in good order. • If you surrender your policy it cannot be reinstated. • Surrendering the policy may have tax consequences, and you should consult with a qualified tax adviser before surrendering your policy.
Reinstatement **See Reinstatement, page 62.**	• Before age 121 and within five years of lapse you may reinstate your policy and riders if you did not surrender your policy and the insured person is alive and still insurable according to our normal underwriting rules for the applicable risk class and rating. • You will need to pay the required reinstatement premium. • If you had an outstanding loan when coverage lapsed, we will reinstate it with accrued but unpaid loan interest to the date of the lapse unless directed otherwise. • A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes. • Reinstating your policy may have tax consequences, and you should consult with a qualified tax adviser before reinstating your policy.

Factors You Should Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur when you consider purchasing the policy and investing in the Subaccounts of the Separate Account.

Life Insurance Coverage	• The policy is not a short-term savings vehicle and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy. • You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.
Fees and Charges **See *Fees and Charges*, page 26.**	• The policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy. • The policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy. • We believe that the policy's fees and charges, in the aggregate, are reasonable, but before purchasing a policy you should compare the value that the policy's various features and benefits and the available services have to you, given your particular circumstances, with the fees and charges associated with those features, benefits and services.

Investment Risk
 	
See The Separate Account, page 15.
 	
See The Guaranteed Interest Division, page 19.
	• You should evaluate the policy's long-term investment potential and risks before purchasing a policy.
	• For amounts you allocate to the Subaccounts of the Separate Account:
	  ▷ Your values will fluctuate with the markets, interest rates and the performance of the underlying mutual funds;
	  ▷ You assume the risk that your values may decline or may not perform to your expectations;
	  ▷ Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance;
	  ▷ Each fund has various investment risks, and some funds are riskier than others;
	  ▷ You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding Subaccount; and
	  ▷ There is no assurance that any fund will achieve its stated investment objective.
	• For amounts you allocate to the Guaranteed Interest Division:
	  ▷ Interest rates we declare will change over time, but not more frequently than every policy anniversary; and
	  ▷ You assume the risk that interest rates may decline, although never below the guaranteed minimum annual rate of 3.00%.

Grace Period and Lapse See Lapse, page 61.	• Your policy may enter the grace period and subsequently lapse (meaning your policy will terminate without value) if on any Monthly Processing Date your Net Account Value is zero or less. • If you meet these conditions, we will send you notice and give you a 61 day grace period to make a sufficient premium payment. • If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse without value. • Partial withdrawals and loans have an adverse impact on your Net Account Value. Before taking a partial withdrawal or loan consider its effect on your ability to keep your policy from lapsing.
Exchanges See *Purchasing a Policy*, page 21.	• Replacing your existing life insurance policy(ies) and/or annuity contract(s) with the policy described in this prospectus may not be beneficial to you. • Before purchasing a policy, determine whether your existing policy(ies) and/or contract(s) will be subject to fees or penalties upon surrender or cancellation. • Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) and/or contract(s) with those of the policy described in this prospectus.

Taxation
 	
See TAX CONSIDERATIONS, page 63.
	• Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract.
	• Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. Depending on your circumstances, however, the following events may have tax consequences for you:
	   ▷ Reduction in the amount of your insurance coverage;
	   ▷ Partial withdrawals;
	   ▷ Loans;
	   ▷ Surrender;
	   ▷ Lapse; and
	   ▷ Reinstatement.
	• In addition, if your policy is a modified endowment contract, a partial withdrawal, surrender or a loan against or secured by the policy will be taxable to you to the extent of any gain in the policy. A penalty tax may be imposed on a distribution from a modified endowment contract as well.
	• There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.
	• **Consult with a qualified legal or tax adviser before you purchase a policy.**

Sales Compensation **See *Distribution of the Policy*, page 79.**	• We pay compensation to broker/dealers whose registered representatives sell the policy. • Broker/dealers may be able to choose to receive their compensation under various payment options, but their choice will not affect the fees and charges you will pay for the policy. • We generally pay more compensation on premiums paid for Stated Death Benefit coverage than we do on premiums paid for coverage under the Adjustable Term Insurance Rider. Talk to your agent/registered representative about the appropriate usage of the Adjustable Term Insurance Rider for your particular situation.
Other Products	• We and our affiliates offer other insurance products that may have different features, benefits, fees and charges. These other products may better match your needs. • Contact your agent/registered representative if you would like information about these other products.

Fees and Charges

The following tables describe the fees and charges you will pay when buying, owning and surrendering the policy.

Transaction Fees and Charges. The following table describes the fees and charges deducted at the time you make a premium payment or make certain other transactions. **See Transaction Fees and Charges, page 26.**

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges
Premium Expense Charge	• When you make a premium payment.	• 8.00% of premium up to target premium and 4.00% of premium in excess of target premium in Segment years 1-5. • 4.00% of each premium payment thereafter.
Partial Withdrawal Fee	• Deducted when you take a partial withdrawal.	• $10.00.
Excess Illustration Fee [1]	• Deducted each time you request an illustration after the first each policy year.	• $25.00.

Periodic Fees and Charges. The following table describes the maximum guaranteed charges that could be deducted each month on the Monthly Processing Date, not including fund fees and expenses. **See Periodic Fees and Charges, page 27.**

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [2]
Cost of Insurance Charge [3]	• On each Monthly Processing Date.	<u>Range from</u> • $0.03 to $83.33 per $1,000.00 of net amount at risk. <u>Representative insured person</u> • $0.22 per $1,000.00 of net amount at risk for each Segment of your Stated Death Benefit. • The representative insured person is a male, age 45. • The rates shown for the representative insured person are for the first policy year.

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[1] We do not currently assess this charge.

[2] This table shows the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown, and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[3] The cost of insurance rates vary based on policy duration, underwriting type and the insured person's age, gender and risk class. Different rates will apply to each Segment of Stated Death Benefit. The rates shown for the representative insured person are for the first policy year and generally increase each year thereafter. The rates shown may have been rounded to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

Periodic Fees and Charges (*continued*)**.**

Charge	When Deducted	Amount Deducted Maximum Guaranteed Charges [4]
Mortality and Expense Risk Charge [5]	• On each Monthly Processing Date.	• 0.05% (0.60% annually) of Account Value invested in the Separate Account.
Policy Charge [6]	• On each Monthly Processing Date.	• $30.00 per month in policy years 1-10, and lower thereafter.
Administrative Charge [7]	• On each Monthly Processing Date.	Range from • $0.10 to $0.26 per $1,000.00 of Stated Death Benefit in Segment years 1-20, and lower thereafter. Representative insured person • $0.14 per $1,000.00 of Stated Death Benefit. • The representative insured person is age 45. • The rates shown for the representative insured person are for the first policy year.
Loan Interest Charge	• Accrues daily but is due in arrears on each policy anniversary.	• 3.75% per annum of the loan amount held in the Loan Division in policy years 1-10, and lower thereafter. [8]

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[4] These tables show the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown, and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[5] The monthly mortality and expense risk charge rates vary based on underwriting type and policy year. The monthly rate shown has been rounded to the nearest one hundredth of one percent, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration. **See Mortality and Expense Risk Charge, page 29, for the monthly rate without rounding**. On a current basis the rates may be lower.

[6] The policy charge rates vary based on the amount of Stated Death Benefit, policy duration and underwriting type. You may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration. **See Policy Charge, page 29, for more detail about the policy charge rates.** On a current basis the rates may be lower.

[7] The administrative charge rates vary based on Segment duration and the insured person's age, gender, underwriting type and risk class and decrease after the twentieth year. The rates shown for the representative insured person are for the first policy year. The rates shown may have been rounded to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration. See Administrative Charge, page 30, for information about how the amount of the administrative charge is determined.

[8] The guaranteed maximum loan interest charge after policy year ten is 3.15%.

Rider Fees and Charges. The following tables describe the charges or costs associated with each of the rider benefits. **See Rider Fees and Charges, page 30.**

Adjustable Term Insurance Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [9]
Cost of Insurance Charge [10]	• On each Monthly Processing Date.	Range from • $0.04 to $83.33 per $1,000.00 of rider benefit. Representative insured person • $0.28 per $1,000.00 of rider benefit. • The representative insured person is a male, age 45. • The rates shown for the representative insured person are for the first rider year.
Administrative Charge	• On each Monthly Processing Date.	• $0.05 per $1,000.00 of rider benefit in Segment years 1-10, and lower thereafter.

Overloan Lapse Protection Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [9]
Overloan Lapse Protection Rider	• On the Monthly Processing Date on or next following the date we receive your request to exercise the rider benefit.	• 3.50% of the Account Value. [11]

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[9] These tables show the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown, and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[10] The cost of insurance rates for the Adjustable Term Insurance Rider vary based on underwriting type, rider duration, the insured person's age, gender and/or risk class. Different rates will apply to each Segment of Stated Death Benefit. The rates shown for the representative insured person are for the first rider year and generally increase each year thereafter. The rates shown may have been rounded to the nearest penny, and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[11] Your Account Value is equal to the sum of the value of amounts allocated to the Subaccounts of the Separate Account, amounts allocated to the Guaranteed Interest Division and any amounts set aside in the Loan Division.

Fund Fees and Expenses. The following table shows the minimum and maximum total annual fund expenses that you may pay during the time you own the policy. Fund expenses vary from fund to fund and may change from year to year. **For more detail about a fund's fees and expenses, review the fund's prospectus. See also Fund Fees and Expenses, page 31.**

	Minimum	Maximum
Total Annual Fund Expenses (deducted from fund assets) [12]	0.27%	1.26%

Total annual fund expenses are deducted from amounts that are allocated to the fund. They include management fees and other expenses and may include distribution (12b-1) fees. Other expenses may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Distribution (12b-1) fees are used to finance any activity that is primarily intended to result in the sale of fund shares.

If a fund is structured as a "fund of funds," total annual fund expenses also include the fees associated with the funds in which it invests. Because of this a fund that is structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities. **For a list of the "fund of funds" available through the policy, see the chart of funds available through the Separate Account on page 16.**

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[12] Some funds that are available through the policy have contractual arrangements to waive and/or reimburse certain fund fees and expenses. The minimum and maximum total annual fund expenses shown above do not reflect any of these waiver and/or reimbursement arrangements.

How the Policy Works



Your Premium
You make a premium payment.

We deduct from each premium payment:
•Premium Expense Charge.

Net Premium
We allocate the Net Premium to the investment options you choose.

Guaranteed Interest Division
Amounts you allocate are held in our general account and earn a fixed rate of interest.

Separate Account
Amounts you allocate are held in Subaccounts of the Separate Account. Each Subaccount invests in a fund.

The funds may deduct:
•Investment Management Fees.
•12b-1 Fees.
•Other expenses (including service and redemption fees).

We may deduct transaction fees and charges from your Account Value:
•Partial Withdrawal Fee.
•Excess Illustration Fee.

Account Value
Your policy's Account Value equals the sum of your values in the Guaranteed Interest Division, Separate Account and Loan Division.

We may deduct periodic fees and charges from your Account Value:
•Cost of Insurance Charge.
•Mortality and Expense Risk Charge.
•Policy Charge.
•Administrative Charge.

We may deduct fees and charges from your Account Value for the optional benefits and riders you select.

Loan Division
An amount equal to any loan you take is set aside as collateral for policy loans.

Loans
We charge interest on any outstanding loan amount.

Interest Credited
We credit interest to the amount held in the Loan Division.

THE COMPANY, THE SEPARATE ACCOUNT AND THE GUARANTEED INTEREST DIVISION

Security Life of Denver Insurance Company

We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 8055 East Tufts Avenue, Suite 650, Denver, Colorado 80237.

We are a wholly owned indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. Although we are an indirect subsidiary of ING, ING is not responsible for the obligations under the policy. The obligations under the policy are solely the responsibility of Security Life of Denver Insurance Company.

Pursuant to an agreement with the European Commission ("EC"), ING has announced its intention to divest itself of ING U.S., Inc. and its subsidiaries, including the company ("ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. Under the agreement with the EC, ING is required to divest itself of at least 25 percent of ING U.S. by the end of 2013, more than 50 percent by the end of 2014 and 100 percent by the end of 2016. While all options for effecting the separation from ING remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., and in connection with the proposed IPO of its common stock ING U.S. filed a registration statement on Form S-1 with the SEC in November 2012, which was amended in January, March and April 2013. While the base case for the separation is an IPO, all options remain open and it is possible that ING's divestment of ING U.S. may take place by means of a sale to a single buyer or group of buyers.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor and the Internal Revenue Service ("IRS"). For example, U.S. federal income tax law imposes certain requirements relating to product design, administration and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. **See TAX CONSIDERATIONS, page 63, for further discussion of some of these requirements.** Failure to administer certain product features could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance product design, offering and distribution and administration. Failure to meet any of these complex tax, securities or insurance requirements could subject the company to administrative penalties imposed by a particular governmental or self regulatory authority and unanticipated claims and costs associated with remedying such failure. Additionally, such failure could harm the company's reputation, interrupt the company's operations or adversely impact profitability.

The Investment Options

You may allocate your premium payments to any of the available investment options. These options include Subaccounts of the Separate Account and the Guaranteed Interest Division. The investment performance of a policy depends on the performance of the investment options you choose.

The Separate Account

We established Security Life Separate Account L1 on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act").

We own all of the assets of the Separate Account and are obligated to pay all amounts due under a policy according to the terms of the policy. Income, gains and losses credited to, or charged against, the Separate Account reflect the investment experience of the Separate Account and not the investment experience of our other assets. Additionally, Colorado law provides that we cannot charge the Separate Account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the Separate Account assets will be used first to pay Separate Account policy claims. Only if Separate Account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors. All guarantees and benefits provided under the policy that are not related to the Separate Account are subject to the claims paying ability of the company and our general account.

The Separate Account is divided into Subaccounts. Each Subaccount invests in a corresponding mutual fund. When you allocate premium payments to a Subaccount, you acquire Accumulation Units of that Subaccount. You do not invest directly in or hold shares of the mutual funds when you allocate premium payments or Account Value to the Subaccounts of the Separate Account.

Funds Available Through the Separate Account. The following chart lists the mutual funds that are currently available through the Separate Account.

Certain of these mutual funds are structured as "fund of funds." A "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. The "fund of funds" available through the policy are identified below.

Funds Currently Available Through the Separate Account

- American Funds® – Growth Fund (Class 2)
- American Funds® – Growth-Income Fund (Class 2)
- American Funds® – International Fund (Class 2)
- BlackRock Global Allocation V.I. Fund (Class III)
- Fidelity® VIP Contrafund® Portfolio (Service Class)
- Fidelity® VIP Equity-Income Portfolio (Service Class)
- ING BlackRock Health Sciences Opportunities Portfolio (Class I)
- ING BlackRock Large Cap Growth Portfolio (Class I)
- ING Clarion Global Real Estate Portfolio (Class S)
- ING DFA World Equity Portfolio (Class I) [1]
- ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)
- ING Franklin Templeton Founding Strategy Portfolio (Class I) [1]
- ING Global Perspectives Portfolio (Class I) [1]
- ING Global Resources Portfolio (Class I)
- ING Invesco Growth and Income Portfolio (Class S) [2]
- ING JPMorgan Emerging Markets Equity Portfolio (Class I)
- ING JPMorgan Small Cap Core Equity Portfolio (Class I)
- ING Large Cap Growth Portfolio (Class I)
- ING Large Cap Value Portfolio
- ING Limited Maturity Bond Portfolio (Class S)
- ING Liquid Assets Portfolio (Class S)
- ING MFS Total Return Portfolio (Class I)
- ING MFS Utilities Portfolio (Class S)
- ING Marsico Growth Portfolio (Class I)
- ING Multi-Manager Large Cap Core Portfolio (Class I) [3]
- ING PIMCO Total Return Bond Portfolio (Class I)
- ING Pioneer Mid Cap Value Portfolio (Class I)
- ING Retirement Growth Portfolio (Class I) [1]
- ING Retirement Moderate Growth Portfolio (Class I) [1]
- ING Retirement Moderate Portfolio (Class I) [1]
- ING T. Rowe Price Capital Appreciation Portfolio (Class I)
- ING T. Rowe Price Equity Income Portfolio (Class I)
- ING T. Rowe Price International Stock Portfolio (Class I)
- ING U.S. Stock Index Portfolio (Class I)
- ING Baron Growth Portfolio (Class I)
- ING Columbia Small Cap Value II Portfolio (Class I)
- ING Global Bond Portfolio (Class S)
- ING Invesco Comstock Portfolio (Class I) [4]
- ING Invesco Equity and Income Portfolio (Class I) [5]
- ING JPMorgan Mid Cap Value Portfolio (Class I)
- ING Oppenheimer Global Portfolio (Class I)
- ING Pioneer High Yield Portfolio (Class I)
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)
- ING Templeton Foreign Equity Portfolio (Class I)
- ING Balanced Portfolio (Class I)
- ING Intermediate Bond Portfolio (Class I)
- ING Growth and Income Portfolio (Class I)
- ING Index Plus LargeCap Portfolio (Class I)
- ING Index Plus MidCap Portfolio (Class I)
- ING Index Plus SmallCap Portfolio (Class I)
- ING International Index Portfolio (Class S)
- ING Russell^{TM} Large Cap Growth Index Portfolio (Class I)
- ING Russell^{TM} Large Cap Index Portfolio (Class I)
- ING Russell^{TM} Large Cap Value Index Portfolio (Class I)
- ING Russell^{TM} Mid Cap Growth Index Portfolio (Class I)
- ING Russell^{TM} Small Cap Index Portfolio (Class I)
- ING Small Company Portfolio (Class S)
- ING U.S. Bond Index Portfolio (Class I)
- ING SmallCap Opportunities Portfolio (Class I)
- M Capital Appreciation Fund [6]
- M International Equity Fund [6]
- M Large Cap Growth Fund [6]
- M Large Cap Value Fund [6,7]
- Neuberger Berman AMT Socially Responsive Portfolio® (Class I)

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[1] This fund is structured as a "fund of funds." **See the Fund Fees and Expenses table on page 12 and the Fund of Funds section on page 34 for more information about "fund of funds."**

[2] Prior to May 1, 2013, this fund was known as the ING Invesco Van Kampen Growth and Income Portfolio.

[3] Prior to May 1, 2013, this fund was known as the ING Pioneer Fund Portfolio.

[4] Prior to May 1, 2013, this fund was known as the ING Invesco Van Kampen Comstock Portfolio.

[5] Prior to May 1, 2013, this fund was known as the ING Invesco Van Kampen Equity and Income Portfolio.

[6] The M Funds are only available through broker/dealers associated with the M Financial Group.

[7] Prior to May 1, 2013, this fund was known as the M Business Opportunity Value Fund.

See Appendix B to this prospectus for more information about the mutual funds available through the Separate Account, including information about each fund's investment adviser/subadviser and investment objective. More detailed information about each fund, including information about their investment risks and fees and expenses, can be found in the fund's current prospectus and Statement of Additional Information. You may obtain these documents by contacting us at our Customer Service Center.

A mutual fund available through the Separate Account is not the same as a retail mutual fund with the same or similar name. Accordingly, the management, fees and expenses and performance of a fund available through the Separate Account is likely to differ from a similarly named retail mutual fund.

Voting Privileges. We invest each Subaccount's assets in shares of a corresponding mutual fund. We are the legal owner of the fund shares held in the Separate Account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions. This means that instructions from a small number of shareholders can determine the outcome of a vote. There is no minimum number of shares for which we must receive instructions before we vote the shares.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to those Subaccounts in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each Subaccount of your policy by dividing your Separate Account Value in that Subaccount by the net asset value of one share of the matching fund.

Right to Change the Separate Account. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our Separate Account with respect to some or all classes of policies:

- Change the investment objective;
- Offer additional Subaccounts that will invest in funds we find appropriate for policies we issue;
- Eliminate Subaccounts;
- Combine two or more Subaccounts;
- Close Subaccounts. We will notify you in advance by a supplement to this prospectus if we close a Subaccount. If a Subaccount is closed or otherwise is unavailable for new investment, unless you provide us with alternative allocation instructions, all future premiums directed to the Subaccount that was closed or is unavailable may be automatically allocated among the other available Subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available subaccounts, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our Customer Service Center. See also the **Transfers** section of this prospectus, page 52, for information about making Subaccount allocation changes.
- Substitute a new mutual fund for a fund in which a Subaccount currently invests. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your policy;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- In the case of a substitution, the new mutual fund may have different fees and charges than the fund it replaced;
- Transfer assets related to your policy class to another separate account;
- Withdraw the Separate Account from registration under the 1940 Act;
- Operate the Separate Account as a management investment company under the 1940 Act;
- Cause one or more Subaccounts to invest in a mutual fund other than, or in addition to, the funds currently available;
- Stop selling the policy;
- End any employer or plan trustee agreement with us under the agreement's terms;
- Limit or eliminate any voting rights for the Separate Account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC, and approved, if necessary, by the appropriate state insurance department(s). We will notify you of any changes. If you wish to transfer the amount you have in the affected Subaccount to another Subaccount or to the Guaranteed Interest Division, you may do so free of charge. Just notify us at our Customer Service Center.

The Guaranteed Interest Division

You may allocate all or a part of your Net Premium and transfer your Net Account Value into the Guaranteed Interest Division. We declare the interest rate that applies to all amounts in the Guaranteed Interest Division. Although the interest rate will change over time, the interest rate will never be less than 3.00%. Additionally, we guarantee that the interest rate will not change more frequently than every policy anniversary. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the Guaranteed Interest Division on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the Guaranteed Interest Division.

Your Guaranteed Interest Division Value equals the Net Premium you allocate to the Guaranteed Interest Division, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your Account Value.

The Guaranteed Interest Division guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the Guaranteed Interest Division under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the Guaranteed Interest Division or the general account as an investment company under the 1940 Act (because of exemptive and exclusionary provisions). This means that the general account, the Guaranteed Interest Division and interests in it are generally not subject to regulation under these Acts. All guarantees and benefits provided under the policy that are not related to the Separate Account are subject to the claims paying ability of the company and our general account.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the Guaranteed Interest Division. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard ING Corporate VUL variable universal life insurance policy. The policy provides death benefits, Account Values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.

If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.

We and our affiliates offer various other products with different features and terms than the policy offered through this prospectus and that may offer some or all of the same funds. These products have different benefits, fees and charges and may or may not better match your needs. Please note that some of the company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of Account Values allocated to funds affiliated with ING. You should be aware that there may be alternative products available, and if you are interested in learning more about these other products, contact our Customer Service Center or your agent/registered representative.

Underwriting

We offer policies using full, simplified issue or guaranteed issue underwriting.

On the fully underwritten application you will provide us with certain health and other necessary information. Upon receipt of an application, we will follow our underwriting procedures to determine whether the proposed insured person is insurable by us. Before we can make this determination, we may need to request and review medical examinations and other information about the proposed insured person. Through our underwriting process we also determine the risk class for the proposed insured person if the application is accepted. Risk class is based on such factors as the proposed insured person's age, gender, health and occupation. Risk class will impact the cost of insurance rates you will pay and may also affect premiums and other policy fees, charges and benefits.

We offer policies using simplified issue or guaranteed issue underwriting up to a preset amount of coverage with reduced evidence of insurability as compared to fully underwritten policies. More evidence of insurability is required for policies using full underwriting than simplified issue underwriting, and even less evidence is required for policies using guaranteed issue underwriting.

Simplified issue and guaranteed issue underwriting is available for policies covering certain individuals in group or sponsored arrangements. Eligibility requires that each proposed insured person:
- Is actively at work at least 30 hours per week performing normal duties;
- Has been currently employed and actively at work for the past 90 days and receive tax reporting through either a W-2 or K-1 form (not a 1099);
- Must answer certain health related questions and may be required to provide certain medical information;
- Must indicate tobacco use, type and frequency. Tobacco use includes use of any substance in the past 12 months that contains nicotine; and
- Must consent to be insured.

Policies using simplified issue or guaranteed issue underwriting are guaranteed issue policies. Whether a guaranteed issue policy will require simplified issue underwriting will depend on the nature of the individuals in the group or sponsored arrangement to be covered and such factors as the proposed insured person's age and/or health and the amount of coverage. A proposed insured can be excluded from coverage based on, among other things, serious illness, hospitalization, employment status and/or citizenship.

All guaranteed issue policies carry different mortality risks compared to policies that are fully underwritten, and the cost of insurance charge may be greater for guaranteed issue policies than fully underwritten policies. A guaranteed issue policy's fees and charges do not vary, however, depending on whether simplified issue or guaranteed issue underwriting is used.

Generally, on a current basis, the overall charges are higher for a guaranteed issue policy than for a similar fully underwritten policy. This means that an insured person in a group or sponsored arrangement that uses simplified issue or guaranteed issue underwriting could get individual fully underwritten insurance coverage at a lower overall cost.

We reserve the right to reject an application for any reason permitted by law. If an application is rejected, any premium received will be returned without interest.

Purchasing a Policy

To purchase a policy you must submit an application to us. On that application you will, among other things, select:

- The amount of your Target Death Benefit (which generally must be at least $100,000.00 for fully underwritten policies and $50,000.00 for guaranteed issue policies);
- Your initial death benefit option;
- The death benefit qualification test to apply to your policy (we may limit the amount of coverage we will issue on the life of the insured person when the cash value accumulation test is chosen); and
- Any riders or optional benefits.

The "Policy Date" is the date coverage under the policy begins and is the date from which we measure policy years, policy months, policy anniversaries and the Monthly Processing Date. The "insured person" is the person on whose life we issue the policy, and the insured person generally can be no more than age 70 for a guaranteed issue policy or age 80 for a fully-underwritten policy on the Policy Date. "Age" under the policy means the insured person's age on the birthday nearest to the Policy Date. From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limits are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured. We may also set a minimum age to issue a policy.

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy. Except for cash on delivery policies, we generally will not reissue a policy to change the Policy Date.

Important Information about the Adjustable Term Insurance Rider. It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. Working with your agent/registered representative, consider the factors described in the **Adjustable Term Insurance Rider** section of this prospectus, page 42, when deciding the appropriate usage of the Adjustable Term Insurance Rider for your particular situation.

Premium Payments

Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:
- We may refuse to accept any premium less than $25.00;
- You cannot pay additional premiums after age 121;
- We may refuse to accept any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code;
- We may refuse to accept any premium that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgement accepting your policy as a modified endowment contract; and
- We may refuse to accept any premium that does not comply with our anti-money laundering program. **See Anti-Money Laundering, page 73.**

After we deduct the premium expense charge from your premium payments, we apply the Net Premium to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Your initial premium must be sufficient to keep your policy in force from the Policy Date through the Investment Date. The "Investment Date" is the first date we apply the Net Premium to your policy.

Scheduled Premium. You may select your scheduled (planned) premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy schedule pages, is the amount you intend to pay over a certain time period. You may schedule premiums to be paid monthly, quarterly, semiannually or annually. Payment of the scheduled premium does not guarantee that your policy will not lapse, and you may need to pay additional premiums to keep your policy in force. You may receive premium reminder notices for the scheduled premium you selected. You are not required to pay the scheduled premium.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected.

Unscheduled Premium Payments. Generally speaking, you may make unscheduled premium payments at any time, however:

- We may refuse to accept any premium less than $25.00;
- You cannot pay additional premiums after age 121;
- We may refuse to accept or limit the amount of an unscheduled premium payment if it would result in an increase in the amount of the Base Death Benefit required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured person is insurable according to our normal underwriting rules for the applicable risk class and rating at the time that you make the unscheduled premium payment if the Base Death Benefit is increased due to an unscheduled premium payment;
- We may require satisfactory evidence that the insured person is insurable at the time that you make the unscheduled premium payment if an unscheduled premium payment will cause the net amount at risk to increase;
- We will return premium payments that would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy; and
- Our acceptance of an unscheduled premium payment may be subject to certain issue limitations and conditioned on the availability of reinsurance coverage.

Satisfactory evidence of insurability may include receipt of an application and required medical information.

Target Premium. Target premium for each Segment of Stated Death Benefit is actuarially determined based on the age and gender of the insured person. The target premium is used to determine your premium expense charge and the sales compensation we pay. Payment of the target premium does not guarantee that your policy will not lapse, and you may need to pay additional premiums to keep your policy in force. You are not required to pay the target premium and there is no penalty for paying more or less. The target premium for each Segment of Stated Death Benefit under your policy is shown in your policy schedule pages. Target premium is not based on your scheduled premium.

Premium Payments Affect Your Coverage. Your coverage lasts only as long as you have a positive Net Account Value that is enough to pay the periodic fees and charges due each month. If you do not meet this requirement, your policy will enter a 61-day grace period and you must make a sufficient premium payment to keep your policy from lapsing. **See Lapse, page 61.**

Allocation of Net Premium. Until the Investment Date when your initial Net Premium is allocated as described below, we hold premiums in a general suspense account. Premiums held in this suspense account do not earn interest.

We apply the initial Net Premium to your policy on the Investment Date after all of the following conditions have been met:

- We receive the required initial premium;
- All issue requirements have been received by our Customer Service Center; and
- We approve your policy for issue.

Amounts you designate for the Guaranteed Interest Division will be allocated to that division on the Investment Date. If your state requires return of your premium if you return your policy during the right to examine period, we initially invest amounts you have designated for the Subaccounts of the Separate Account in the Subaccount that invests in the ING Liquid Assets Portfolio. We later transfer these amounts from this Subaccount to the available Subaccounts that you have selected based on your most recent premium allocation instructions. This transfer occurs at the earlier of the following dates:

- After the initial period, which is five days after the date we mailed your policy to you plus the length of your state's right to examine period; or
- The date we receive your delivery receipt plus the length of your state's right to examine period.

If your state provides for return of your Account Value if you return your policy during the right to examine period (or provides no right to examine period), we allocate amounts you designated for the Subaccounts of the Separate Account directly into those Subaccounts.

All Net Premiums we receive after the initial period are allocated to your policy on the Valuation Date of their receipt in good order. We will allocate Net Premiums to the available Subaccounts using your most recent premium allocation instructions specified in percentages stated to the nearest tenth and totaling 100.00%. If your most recent premium allocation instructions includes a mutual fund that corresponds to a Subaccount that is closed to new investment (we will notify you in advance by supplement to this prospectus if we close a Subaccount) or is otherwise unavailable, Net Premium received that would have been allocated to the Subaccount corresponding to the closed or otherwise unavailable mutual fund may be automatically allocated among all the other available Subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our Customer Service Center. Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 61, for more information about how to keep your policy from lapsing. See also Reinstatement, page 62, for more information about how to put your policy back in force if it has lapsed.**

Right to Examine Period

You have the right to examine your policy and return it to us for a refund (for any reason) within the period shown in the policy. The period during which you have this right is called the right to examine period and starts on the date you receive your policy. If you request a right to examine refund or return your policy to us within the right to examine period, we cancel it as of your Policy Date.

If you cancel your policy during the right to examine period, you will receive a refund as determined by state law. Generally, there are two types of right to examine refunds:

- Refund of all premium we have received from you; or
- Refund of your Account Value plus a refund of all charges deducted.

The type of right to examine refund that applies to you will be specified in your policy. The type of refund will affect the allocation of premiums received before the end of the right to examine period. **See Allocation of Net Premium, page 23.**

Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the amount of Target Death Benefit for which you applied, up to $1,000,000.00, which includes other in-force coverage you have with us.

Temporary insurance coverage begins when all of the following events have occurred:

- You have completed and signed our temporary insurance coverage form;
- We have received and accepted a premium payment of at least your scheduled premium (selected on your application); and
- The necessary parts of the application are complete.

Unless otherwise provided by state law, temporary insurance coverage ends on the earliest of:

- Five days after we mail the premium refund to the address on your application;
- Five days after we mail notice of termination to the address on your application;
- Your Policy Date;
- The date we refuse to issue a policy based on your application; or
- 90 days after you sign our temporary life insurance coverage form.

There is no death benefit under the temporary insurance coverage if any of the following events occur:

- There is a material misrepresentation in your answers on the temporary insurance coverage form;
- There is a material misrepresentation in statements on your application;
- The person or persons intended to be insured die by suicide or self-inflicted injury; or
- The bank does not honor your premium check or authorized withdrawal.

During the period of temporary insurance coverage your premium payments are held by us in a general suspense account until underwriting is completed and the policy is issued or the temporary insurance coverage otherwise ends. Premiums held in this suspense account do not earn interest and they are not allocated to the investment options available under the policy until a policy is issued. If a policy is not issued and temporary coverage ends, any premium received will be returned without interest. **See Allocation of Net Premium, page 23.**

Fees and Charges

We deduct fees and charges under the policy to compensate us for:
- Providing the insurance benefits of the policy (including any rider benefits);
- Administering the policy;
- Assuming certain risks in connection with the policy; and
- Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payment of sales expenses.

Transaction Fees and Charges

We deduct the following transaction fees and charges from your Account Value each time you make certain transactions.

Premium Expense Charge. We deduct a premium expense charge from each premium payment.

Segment Year	Up to Segment Target Premium	Above Segment Target Premium
1 – 5	8.00%	4.00%
6+	4.00%	4.00%

When calculating your applicable premium expense charge, we allocate premium payments we receive after an increase in the amount of Stated Death Benefit to your coverage Segments in the same proportion as the target premium for each Segment bears to the sum of the target premium for all Segments.

This charge helps offset:
- The expenses we incur in selling the policies, including promotional, advertising and distribution expenses;
- The costs of various state and local taxes. We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state; and
- The costs associated with the federal income tax treatment of our deferred acquisition costs. This cost is determined solely by the amount of life insurance premium we receive.

Premium received for each coverage Segment will incur a premium expense charge based on the Segment year in which the premium is received. A Segment is a piece of death benefit coverage and Segment years are measured from the beginning of each Segment effective date. Premium received is allocated to each Segment of death benefit coverage pro-rata, based on the target premium for each coverage Segment.

Partial Withdrawal Fee. We deduct a partial withdrawal fee each time you take a partial withdrawal from your policy. The amount of this fee is $10.00. We deduct the partial withdrawal fee proportionately from your Guaranteed Interest Division and Separate Account values that remain after the partial withdrawal.

This fee helps offset the expenses we incur when processing a partial withdrawal.

Excess Illustration Fee. We currently do not assess this fee, but unless prohibited under state law, we reserve the right to assess a fee of up to $25.00 for each policy illustration that you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.

Redemption Fees. If applicable, we may deduct from your Account Value the amount of any redemption fees imposed by the underlying mutual funds as a result of partial withdrawals, transfers or other transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your Account Value.

Periodic Fees and Charges

We deduct the following periodic fees and charges from your Account Value on the Monthly Processing Date. The first Monthly Processing Date is the Policy Date, or the Investment Date, if later. Subsequent Monthly Processing Dates are the same date each month as your Policy Date. If that date is not a Valuation Date, then the Monthly Processing Date is the next Valuation Date.

At any time you may choose one investment option from which we will deduct your periodic fees and charges. If you do not choose the investment option or the amount in your chosen investment option is not enough to cover the periodic fees and charges, then your periodic fees and charges are taken from the Subaccounts and Guaranteed Interest Division in the same proportion that your value in each has to your Net Account Value.

Cost of Insurance. Each month we deduct a cost of insurance charge equal to our current monthly cost of insurance rates multiplied by the net amount at risk for each Segment of your Stated Death Benefit. The net amount at risk as calculated on each Monthly Processing Date equals the difference between:
- Your current Base Death Benefit, discounted to take into account one month's interest earnings at an assumed 3.00% annual interest rate; and
- Your Account Value minus the periodic fees and charges due on that date, other than cost of insurance charges.

Monthly cost of insurance rates are based on the insured person's age at issue and each date you increase your insurance coverage (a "Segment Date"), gender, underwriting type, risk class and Segment year. They will not, however, be greater than the guaranteed maximum cost of insurance rates shown in the policy, which are based on the 2001 U.S. Commissioner's Standard Ordinary, Sex Distinct, Unismoke Ultimate Mortality Tables, age nearest birthday. We will apply unisex rates where appropriate under the law. This currently includes policies issued in the state of Montana and policies issued to employers or employee organizations in connection with employment related insurance or benefit programs. The maximum rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table beginning on page 9 for the minimum and maximum cost of insurance rates and the rates for a representative insured person.**

Separate cost of insurance rates apply to each Segment of your Stated Death Benefit. The maximum rates for the initial Segment and each new Segment of your Stated Death Benefit will be printed in your policy schedule pages. As a general rule, the current cost of insurance rates for a guaranteed issue policy are higher than those for a fully underwritten policy. This means that a healthy individual could pay higher cost of insurance rates than they would pay for a substantially similar policy if they use guaranteed issue underwriting methods. **See *Underwriting*, page 20.**

The cost of insurance charge varies from month to month because of changes in your net amount at risk, changes in your death benefit and the increasing age of the insured person. The net amount at risk is affected by the same factors that affect your Account Value, namely:
- The Net Premium applied to your policy;
- The fees and charges we deduct;
- Any partial withdrawals you take;
- Interest earnings on the amounts allocated to the Guaranteed Interest Division;
- Interest earned on amounts held in the Loan Division; and
- The investment performance of the funds underlying the Subaccounts of the Separate Account.

We calculate the net amount at risk separately for each Segment of your Stated Death Benefit. We allocate the net amount at risk to Segments of the Base Death Benefit in the same proportion that each Segment has to the total Base Death Benefit as of the Monthly Processing Date.

There are no cost of insurance charges during the continuation of coverage period.

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying Death Benefit Proceeds that may be more than your Account Value.

Mortality and Expense Risk Charge. Each month we deduct from your Account Value a mortality and expense risk charge based on underwriting type **(see *Underwriting*, page 20)**, policy year and the amount invested in the Subaccounts according to the following current rates:

Underwriting Type	Policy Years 1 – 10	Policy Years 11 – 20	Policy Years 21 +
Fully Underwritten	0.0458% (0.55% annually)	0.0292% (0.35% annually)	0.0167% (0.20% annually)
Select Guaranteed Issue	0.0458% (0.55% annually)	0.0292% (0.35% annually)	0.0167% (0.20% annually)
Regular Guaranteed Issue	0.05% (0.60% annually)	0.05% (0.60% annually)	0.05% (0.60% annually)

The guaranteed maximum monthly mortality and expense risk charge that we may assess is 0.05% (0.60% annually) in all policy years.

This charge helps compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is the risk that insured people, as a group, may live less time than we estimated. The expense risk is the risk that the costs of issuing and administering the policies and operating the Subaccounts of the Separate Account are greater than we estimated.

Policy Charge. Each month we deduct a policy charge. This charge varies based on underwriting type, policy year and amount of Stated Death Benefit according to the following current rates:

Underwriting Type/ Policy Years	Stated Death Benefit less than $150,000.00	Stated Death Benefit $150,000.00 – $249,999.99	Stated Death Benefit greater than or equal to $250,000.00
Fully Underwritten Policy Years 1-10	$20.00	$20.00	$10.00
Select Guaranteed Issue Policy Years 1-10	$25.00	$20.00	$10.00
Regular Guaranteed Issue Policy Years 1-10	$30.00	$25.00	$20.00
All Policy Years 11+	$5.00	$5.00	$5.00

The guaranteed maximum monthly policy charge that we may assess is $30.00 in policy years one through ten and $5.00 in all policy years thereafter.

This charge helps compensate us for the costs associated with:
- Processing applications;
- Conducting medical examinations;
- Establishing policy records; and
- Underwriting.

Administrative Charge. Each month we deduct an administrative charge based on underwriting type, risk class, age on the Segment effective date and Segment years. As a general rule, the current administrative charge rates for a guaranteed issue policy are higher than those for a fully underwritten policy. This means that a healthy individual could pay higher administrative charge rates than they would pay for a substantially similar policy if they use guaranteed issue underwriting methods. **See Underwriting, page 20.**

The administrative charge is equal to the monthly administrative charge rates multiplied by the amount of your Stated Death Benefit for each coverage Segment divided by 1,000. The rates decrease after the tenth Segment year on a current basis and after the twentieth year on a guaranteed basis. The rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table beginning on page 9 for the minimum and maximum administrative charge rates and the rates for a representative insured person.**

This charge helps offset the costs we incur in administering the policy, including costs associated with:
- Billing and collecting premiums;
- Processing claims and policy transactions;
- Keeping records;
- Reporting and communicating with policy owners; and
- Our overhead and other expenses.

Rider Fees and Charges

There may be separate monthly fees and charges or other costs if you add the optional Adjustable Term Insurance Rider benefit or exercise the Overloan Lapse Protection Rider benefit. **See the Rider Fees and Charges tables on page 11, the Optional Rider Benefit section on page 42 and the Automatic Rider Benefits section on page 46 for more information about the charges and costs associated with these rider benefits.**

Waiver and Reduction of Fees and Charges

We may waive or reduce any of the fees and charges under the policy, as well as the minimum amount of insurance coverage set forth in this prospectus. Any waiver or reduction will be based on expected economies that result in lower sales, administrative or mortality expenses. For example, we may expect lower expenses in connection with sales to:

- Certain groups or sponsored arrangements (including our employees, employees of our affiliates, our appointed sales agents and certain family members of each of these groups of individuals);
- Corporate or business policy owners/purchasers (including sales related to a corporate or business policy owner's election to substitute one insured person who is an employee for another); or
- Our policyholders or the policyholders of our affiliated companies.

Any variation in fees and charges will be based on differences in costs or services and our rules in effect at the time. We may change our rules from time to time, but we will not unfairly discriminate in any waiver or reduction.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the Fund Fees and Expenses table on page 12 of this prospectus, each underlying mutual fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each underlying mutual fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Furthermore, certain underlying mutual funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each Subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the underlying mutual funds offered through this policy may be available for investment outside of this policy. You should evaluate the expenses associated with the underlying mutual funds available through this policy before making a decision to invest.

Revenue from the Funds

The company may receive compensation from each of the underlying mutual funds or from the funds' affiliates. For certain funds, some of the compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the company to the funds or the funds' affiliates. These additional payments may also be used by the company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the company and do not increase, directly or indirectly, the fund fees and expenses.

The amount of revenue the company may receive from each of the underlying mutual funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the policy. This revenue is one of several factors we consider when determining the policy fees and charges and whether to offer a fund through our policies. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning mutual funds managed by Directed Services LLC, ING Investments, LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial, dollar amounts of revenue for the company. The company expects to earn a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the company from affiliated mutual funds may be deducted from fund assets and may include:
- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue may be retained by the affiliated investment adviser and ultimately shared with the company. The sharing of the management fee between the company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the company with a financial incentive to offer affiliated funds through the policy rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated mutual funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the policy.

If the unaffiliated fund families currently offered through the policy that made payments to us were individually ranked according to the total amount they paid to the company or its affiliates in 2012 in connection with the registered variable life insurance policies issued by the company, that ranking would be as follows:
- Fidelity[®] Variable Insurance Product Portfolios;
- BlackRock V.I. Funds; and
- Neuberger Berman Advisers Management Trust.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the company or its affiliates in 2012, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities may include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunities to host due diligence meetings for representatives and wholesalers.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. ***See Distribution of the Policy,* page 79.**

Fund of Funds

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the list of funds available through the Separate Account on page 16.

Death Benefits

You decide the amount of life insurance protection you need, now and in the future. The Stated Death Benefit is the sum of the coverage Segments under your policy and the amount of your Stated Death Benefit in effect on the Policy Date is your initial coverage segment. The Stated Death Benefit changes when there is an increase, decrease or a transaction that causes your policy to change.

The Target Death Benefit is an amount of death benefit coverage scheduled by you at issue and is subject to our approval. It may vary by year. If you do not have the Adjustable Term Insurance Rider, the Target Death Benefit in all years is the same as the Stated Death Benefit. Generally, we require a minimum of $100,000.00 ($50,000.00 for guaranteed issue policies) of Target Death Benefit to issue your policy. We may lower this minimum for certain group, sponsored or corporate purchasers.

It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. Talk to your agent/registered representative about the appropriate usage of the Adjustable Term Insurance Rider in your particular situation. **See Important Information about the Adjustable Term Insurance Rider, page 22.**

Changes in the Amount of Your Insurance Coverage

Subject to certain limitations, generally you may change the amount of your insurance coverage after the first policy year (first Monthly Processing Date for an increase). The change will be effective on the next Monthly Processing Date after we approve your written request.

There may be underwriting or other requirements that must be met before we will approve a change. After we approve your request to change the amount of insurance coverage under the policy, we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our Customer Service Center so that we can make this change for you.

Changes in the amount of your insurance coverage must be for at least $1,000.00.

See also, Adjustable Term Insurance Rider, page 42.

A requested increase in Stated Death Benefit will cause a new coverage Segment to be created. A Segment is a piece of insurance coverage. Once we create a new Segment, it is permanent unless the law requires differently.

Each new Segment will have:
- A new premium expense charge;
- New cost of insurance charges, guaranteed and current;
- New administrative charges;
- A new incontestability period;
- A new suicide exclusion period; and
- A new target premium.

If a death benefit option change causes the amount of Stated Death Benefit to increase or decrease, no new Segment is created. Instead, the size of each existing Segment is changed.

In determining the net amount at risk for each coverage Segment, we allocate the net amount at risk among the Segments of Stated Death Benefit in the same proportion that each Segment bears to the total amount of Stated Death Benefit.

Refusal of a scheduled increase or your request to change the amount of your insurance coverage will terminate all future scheduled increases. Certain requests to increase the amount of your insurance coverage may also cancel all future scheduled increases.

You may decrease the amount of your insurance coverage; however, decreases below the minimum we require to issue you a policy are not allowed.

Decreases in insurance coverage may result in:
- Reduced target premium amounts;
- Reduced cost of insurance charges; and
- Reduced administrative charges.

Decreases in the amount of insurance coverage will first reduce the amount of your Target Death Benefit. We decrease the amount of Stated Death Benefit only after your Adjustable Term Insurance Rider coverage is reduced to zero. If you have more than one Segment, we divide decreases in Stated Death Benefit among your coverage Segments pro rata unless law requires differently.

We reserve the right not to approve a requested change in your insurance coverage that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. In addition, we may refuse to approve a requested change in your insurance coverage that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgment accepting your policy as a modified endowment contract. Decreasing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a qualified tax adviser before changing your amount of insurance coverage. **See Modified Endowment Contracts, page 65.**

Continuation of Coverage

The continuation of coverage feature automatically continues your insurance coverage in force beyond the policy anniversary nearest the insured person's 121st birthday (the "continuation of coverage period"), unless prohibited by state law. If you do not surrender your policy before this date, on this date:
- The amount of your Target Death Benefit becomes your Stated Death Benefit amount;
- Death Benefit Options 2 and 3 are converted to Death Benefit Option 1, if applicable;
- All riders are terminated;
- Your Net Account Value is transferred into the Guaranteed Interest Division and subsequent transfers into the Subaccounts are not allowed; and
- Dollar cost averaging and automatic rebalancing programs are terminated.

Your insurance coverage continues in force until the death of the insured person, unless the policy lapses or is surrendered. However:
- We accept no further premium payments; and
- We deduct no further fees and charges except transaction fees and charges, if applicable.

Partial withdrawals and loans are allowed during the continuation of coverage period. If you have an outstanding loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the outstanding Loan Amount may become greater than your Account Value and cause your policy to lapse. To avoid lapse, you may repay the loan and loan interest during the continuation of coverage period.

If you wish to stop coverage during the continuation of coverage period, you may surrender your policy and receive the Net Account Value. All other normal consequences of surrender apply. **See Surrender, page 60.**

The continuation of coverage feature may not be available in all states. If a state has approved this feature, it is automatic under your policy. In certain states the death benefit during the continuation of coverage period is the Net Account Value. Contact your agent/registered representative or our Customer Service Center to find out if this feature is available in your state and which type of death benefit applies in your state.

Death Benefit Qualification Tests

The Death Benefit Proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of either the guideline premium test or the cash value accumulation test.

When you apply for a policy you must choose either the guideline premium test or the cash value accumulation test to make sure your policy complies with the Internal Revenue Code's definition of "life insurance." You cannot change this choice once the policy is issued.

Guideline Premium Test. The guideline premium test requires that premium payments do not exceed certain statutory limits and your death benefit is at least equal to your Account Value plus the surrender value enhancement, if any, multiplied by a factor defined by law. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to Account Value. The factors for the guideline premium test can be found in Appendix A to this prospectus.

Certain changes to a policy that uses the guideline premium test may allow the payment of premium in excess of the statutory limits in order to keep the policy from lapsing. In this circumstance, any such excess premium will be allocated to the Guaranteed Interest Division in order for the policy to continue to meet the federal income tax definition of life insurance.

Cash Value Accumulation Test. The cash value accumulation test requires a policy's Account Value plus the surrender value enhancement, if any, not to exceed the net single premium necessary to fund the policy's future benefits. Under the cash value accumulation test, there is generally no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to Account Value plus the surrender value enhancement, if any, at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age and gender at any point in time, multiplied by the Account Value plus the surrender value enhancement, if any. A description of how the cash value accumulation test factors are determined can be found in Appendix A to this prospectus.

Which Death Benefit Qualification Test to Choose. The guideline premium test limits the amount of premium that may be paid into a policy. If you do not want to pay premiums in excess of the guideline premium test limitations, you should consider the guideline premium test.

The cash value accumulation test does not limit the amount of premium that may be paid into a policy. If you desire to pay premiums in excess of the guideline premium test limitations you should elect the cash value accumulation test. However, any premium that would increase the net amount at risk is subject to evidence of insurability satisfactory to us. Required increases in the death benefit due to growth in Account Value will generally be greater under the cash value accumulation test than under the guideline premium test. Required increases in the death benefit will increase the cost of insurance under the policy, thereby reducing the Account Value. We may limit the amount of coverage we will issue on the life of the insured person when the cash value accumulation test has been chosen.

Death Benefit Options

There are three death benefit options available under the policy. You choose the option you want when you apply for the policy. You may change that choice after your first Monthly Processing Date and before age 121.

Death Benefit Option 1. Under Death Benefit Option 1, the Base Death Benefit is the greater of:
- The amount of Stated Death Benefit; or
- Your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your Base Death Benefit will remain level unless your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor described in Appendix A exceeds the amount of Stated Death Benefit. In this case, your death benefit will vary as the Account Value varies.

With Death Benefit Option 1, positive investment performance generally reduces your net amount at risk, which lowers your policy's cost of insurance charge. Death Benefit Option 1 also offers insurance coverage at a set amount with potentially lower cost of insurance charges over time.

Death Benefit Option 2. Under Death Benefit Option 2, the Base Death Benefit is the greater of:
- The amount of Stated Death Benefit plus your Account Value; or
- Your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your Base Death Benefit will vary as the Account Value varies and investment performance is reflected in your insurance coverage.

Death Benefit Option 2 is not available after age 121. If Death Benefit Option 2 is in effect at age 121, it automatically converts to Death Benefit Option 1. **See Continuation of Coverage, page 36.**

Death Benefit Option 3. Under Death Benefit Option 3, the Base Death Benefit is the greater of:
- The amount of Stated Death Benefit plus premiums paid minus withdrawals taken; or
- Your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your Base Death Benefit will vary as you pay premiums and take withdrawals or if your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor described in Appendix A exceeds the amount of Stated Death Benefit plus premiums paid minus withdrawals taken.

Death Benefit Option 3 is not available after age 121. If Death Benefit Option 3 is in effect at age 121, it automatically converts to Death Benefit Option 1. **See Continuation of Coverage, page 36.**

Which Death Benefit Option to Choose. If you are satisfied with the amount of your Stated Death Benefit and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the Account Value and lower cost of insurance charges, you should choose Death Benefit Option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Death Benefit Option 2. If you require a specific death benefit that would include a return of the premium paid, Death Benefit Option 3 may best meet your needs.

Changing Death Benefit Options. On or after the first Monthly Processing Date and before age 121 you may change death benefit options as described below. We may require evidence of insurability under our normal rules of underwriting for some death benefit option changes.

Changing your death benefit option may reduce or increase the amount of your Stated Death Benefit and Target Death Benefit amounts but it will not change the amount of your Base Death Benefit or Total Death Benefit. We may not approve a death benefit option change if it reduces the total amount of insurance coverage below the minimum we require to issue your policy. The following death benefit option changes are allowed, and on the effective date of the change the amount of your Stated Death Benefit will change as follows:

Change From:	Change To:	Stated Death Benefit Following the Change:
Death Benefit Option 1	Death Benefit Option 2	• Your Stated Death Benefit before the change minus your Account Value as of the effective date of the change.
Death Benefit Option 2	Death Benefit Option 1	• Your Stated Death Benefit before the change plus your Account Value as of the effective date of the change.
Death Benefit Option 3	Death Benefit Option 1	• Your Stated Death Benefit before the change plus the sum of all premium payments we have received minus all partial withdrawals and partial withdrawal fees you have taken as of the effective date of the change.

Your death benefit option change is effective on your next Monthly Processing Date after we approve it.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our Customer Service Center so that we can make this change for you.

If a death benefit option change causes the amount of insurance coverage to change, no new coverage Segment(s) is (are) created. Instead, the size of each existing Segment(s) is (are) changed. If you change death benefit options, there is no change to the amount of term insurance if you have the Adjustable Term Insurance Rider. **See Adjustable Term Insurance Rider, page 42.**

We do not adjust the target premium when you change your death benefit option.

If your death benefit option is changed to Death Benefit Option 1 because you exercised the Overloan Lapse Protection Rider, notwithstanding any other information in this section your insurance coverage following the change will equal your Account Value immediately before the change minus the Overloan Lapse Protection Rider charge with the difference multiplied by the appropriate guideline premium test factor described in Appendix A.

Changing your death benefit option may have tax consequences. You should consult a qualified tax adviser before making changes.

Death Benefit Proceeds

After the insured person's death, if your policy is in force we pay the Death Benefit Proceeds to the beneficiaries. The beneficiaries are the people you name to receive the Death Benefit Proceeds from your policy. The Death Benefit Proceeds are equal to:
- Your Total Death Benefit; minus
- Any outstanding Loan Amount; minus
- Any outstanding fees and charges incurred before the insured person's death.

Death Benefit Proceeds will be reduced by any accelerated payment of the eligible death benefit under the Accelerated Death Benefit Rider. **See Accelerated Death Benefit Rider, page 46.**

The death benefit is calculated as of the date of the insured person's death and will vary depending on the death benefit option you have chosen.

We will pay the Death Benefit Proceeds within seven days of when we receive due proof of the death claim. Due proof of the death claim means we have received:
- Due proof of the Insured's death;
- Sufficient information to determine the amount of the Death Benefit Proceeds and the identity of the legally entitled beneficiary or beneficiaries; and
- Sufficient evidence that any legal impediments to payment that depend on parties other than us are resolved. Such legal impediments include, but are not limited to, the establishment of guardianships and conservatorships, the appointment and qualification of trustees, executors and administrators and our receipt of information required to satisfy state and federal reporting requirements.

We will pay interest on the Death Benefit Proceeds from the date of the Insured's death to the date of payment. Interest will be at a rate we declare, or at any higher rate required by law.

Additional Insurance Benefits

Your policy may include additional insurance benefits, attached by rider. There are two types of riders:
- Those that provide optional benefits that you must select before they are effective; and
- Those that automatically come with the policy.

The following information does not include all of the terms and conditions of each rider, and you should refer to the rider to fully understand its benefits and limitations. We may offer riders not listed here. Not all riders may be available under your policy. Contact your agent/registered representative for a list of riders and their availability.

Optional Rider Benefit

The following rider has an additional cost, but you may cancel it at any time. *Adding or canceling this rider may have tax consequences.* **See Modified Endowment Contracts, page 65.**

Adjustable Term Insurance Rider. You may increase the amount of your insurance coverage under the policy by adding coverage under the Adjustable Term Insurance Rider. This rider allows you to schedule the pattern of insurance coverage appropriate for your anticipated needs, with coverage generally not available until the beginning of the second policy year. As the name suggests, the Adjustable Term Insurance Rider adjusts over time to maintain your desired level of Target Death Benefit. Generally, the minimum amount of Target Death Benefit under a policy is $100,000.00 ($50,000.00 for guaranteed issue policies).

On the date the Adjustable Term Insurance Rider is added to your policy (the "rider effective date") the insured person generally can be no more than age 80 (70 for guaranteed issue policies). You specify your amount of Target Death Benefit when you apply for this rider. The amount of Target Death Benefit can be scheduled to change at the beginning of selected policy years. If you schedule increases in your Target Death Benefit, each increase must occur within five years of the rider effective date or the most recent previous increase. Scheduled increases generally must occur before age 80 (70 for guaranteed issue policies).

The Adjustable Term Insurance Rider benefit is the difference between the amount of your Total Death Benefit and your Base Death Benefit, but not less than zero. The rider's benefit automatically adjusts daily as the amount of your Base Death Benefit changes. Your Death Benefit Proceeds depend on which death benefit option is in effect.

Under Death Benefit Option 1, the Total Death Benefit is the greater of:
- The amount of your Target Death Benefit; or
- Your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under Death Benefit Option 2, the Total Death Benefit is the greater of:
- The amount of your Target Death Benefit plus your Account Value; or
- Your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under Death Benefit Option 3, the Total Death Benefit is the greater of:
- The amount of your Target Death Benefit plus the sum of the premium payments we have received minus partial withdrawals you have taken; or
- Your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

For example, under Death Benefit Option 1, assume your Base Death Benefit changes as a result of a change in your Account Value. The Adjustable Term Insurance Rider adjusts to provide Death Benefit Proceeds equal to your Target Death Benefit in each year:

Base Death Benefit	Target Death Benefit	Adjustable Term Insurance Benefit
$201,500.00	$250,000.00	$48,500.00
$202,500.00	$250,000.00	$47,500.00
$202,250.00	$250,000.00	$47,750.00

It is possible that the amount of your adjustable term insurance may be zero if your Base Death Benefit increases enough. Using the same example, if the Base Death Benefit under your policy grew to $250,000.00 or more, the adjustable term insurance benefit would be zero.

Even when the adjustable term insurance benefit is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if the Base Death Benefit later drops below the amount of your Target Death Benefit, the Adjustable Term Insurance Rider coverage reappears to maintain the amount of your Target Death Benefit.

Subject to the requirements outlined in the **Changes in the Amount of Your Insurance Coverage** section on page 35, once each policy year you may change the amount of your Adjustable Term Insurance Rider coverage (and thereby Target Death Benefit) provided:

- No coverage under the Adjustable Term Insurance Rider is allowed during the first policy year;
- The minimum incremental increase in rider coverage generally must be at least 2.00% of your initial Target Death Benefit;
- The maximum incremental increase in rider coverage may not exceed the lesser of 25.00% of the amount of your initial Target Death Benefit or 200.00% of the most recent increase in rider coverage;
- All increases in rider coverage, in total, may not exceed the lesser of four times the amount of your initial Target Death Benefit or $20,000,000.00; and
- On the effective date of any unscheduled increase in the amount of your Target Death Benefit, no more than 75.00% of your Target Death Benefit may be provided under the Adjustable Term Insurance Rider.

There may be underwriting or other requirements that must be met before we will approve coverage under the Adjustable Term Insurance Rider or any change to that coverage.

In certain circumstances we may choose to waive one or more of the issue requirements for and/or limitations on changes in Adjustable Term Insurance Rider Coverage, including those in which the policy is issued in relation to certain deferred compensation arrangements and other company approved advanced sales concepts. We will not unfairly discriminate in any such waiver.

Unless you request and we approve a new schedule of changes to the amount of your Target Death Benefit, any request to change the amount of your Target Death Benefit will automatically terminate all changes that were previously scheduled. After the change the amount of your Target Death Benefit will remain level and be equal to the amount in effect immediately following the change unless you request and we approve a new schedule of Target Death Benefits.

Partial withdrawals, changes from Death Benefit Option 1 to Death Benefit Option 2 and decreases in the amount of your Stated Death Benefit may reduce the amount of your Target Death Benefit. **See Partial Withdrawals, page 58; and Changes in the Amount of Your Insurance Coverage, page 35.**

There is no defined premium for a given amount of adjustable term insurance benefit. Instead, we deduct separate monthly cost of insurance and administrative charges from your Account Value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider benefit multiplied by the amount of adjustable term insurance benefit in effect at the Monthly Processing Date. The cost of insurance rates are determined by us from time to time. They are based on the issue age, gender, underwriting type and risk class of the insured person, as well as the length of time since your rider effective date. **See the Rider Fees and Charges tables on page 11 for the minimum and maximum cost of insurance rates and the rates for a representative insured person.** As a general rule, the current cost of insurance rates for a rider based on guaranteed issue underwriting are higher than those for a rider which is fully underwritten. This means that a healthy individual could pay higher cost of insurance rates for this rider than they would pay for a substantially similar rider if they use guaranteed issue underwriting methods. **See *Underwriting*, page 20.**

The administrative charge for this rider is $0.05 per month per $1,000.00 of rider benefit for the first ten Segment years and $0.01 per month per $1,000.00 of rider benefit thereafter. **See the Rider Fees and Charges tables on page 11 for the minimum and maximum administrative charge rates and the rates for a representative insured person.**

The total charges that you pay may be more or less if you have some coverage under an Adjustable Term Insurance Rider rather than just Stated Death Benefit coverage under the policy. Consult with your agent/registered representative about the appropriate usage of the Adjustable Term Insurance Rider in your particular situation.

If you increase the Target Death Benefit after the rider effective date, we use the same cost of insurance rate schedule for the entire coverage for this rider. These rates are based on the original risk class even though satisfactory new evidence of insurability is required for the increase. Although the maximum cost of insurance rates for this rider are greater than the maximum cost of insurance rates for the Stated Death Benefit, the current rates for this rider are generally lower than current cost of insurance rates for the Stated Death Benefit. **See Cost of Insurance, page 27.**

Not all policy features may apply to the Adjustable Term Insurance Rider. The rider does not contribute to the Account Value or to the Surrender Value. It does not affect investment performance and cannot be used for a loan. The Adjustable Term Insurance Rider provides benefits only at the insured person's death.

This rider will terminate on the earliest of the following dates:
- The date the policy lapses (the expiration date of the policy grace period without our receipt of the required premium payment);
- The date the policy is terminated or surrendered;
- The next Monthly Processing Date after we receive your written notice to cancel the rider; or
- The policy anniversary nearest the insured's 121st birthday.

Important Information About the Adjustable Term Insurance Rider. It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. Working with your agent/registered representative, consider the following when deciding whether to include coverage under the Adjustable Term Insurance Rider:
- **Cost of Insurance and Other Fees and Charges.** The cost of insurance rates and other fees and charges affect the value of your policy. The lower the cost of insurance and other fees and charges, the greater the Account Value. Accordingly, please be aware that some policy fees and charges that apply to coverage under the base policy may not apply to coverage under the Adjustable Term Insurance Rider; and
- **Compensation.** We generally pay more compensation to your agent/registered representative on premiums paid for coverage under the base policy than we do on premiums paid for coverage under the Adjustable Term Insurance Rider. **See *Distribution of the Policy*, page 79.**

With these factors in mind, you should discuss with your agent/registered representative how the use of the Adjustable Term Insurance Rider will affect the costs, benefits, features and performance of your policy. You should review illustrations based on different combinations of base policy and Adjustable Term Insurance Rider coverage so that you can decide what combination best meets your needs. The foregoing discussion does not contain all of the terms and conditions or limitations of coverage under the policy or the Adjustable Term Insurance Rider, and you should read them carefully to fully understand their benefits and limitations.

Automatic Rider Benefits

The following rider benefits may come with your policy automatically.

Accelerated Death Benefit Rider. Under certain circumstances, the Accelerated Death Benefit Rider allows you to accelerate payment of the eligible death benefit that we otherwise would pay upon the insured person's death. Generally, we will provide an accelerated benefit under this rider if the insured person has a terminal illness that will result in his or her death within 12 months, as certified by a physician. The accelerated benefit will be the lesser of 75.00% of the amount that would be payable at the death of the insured person or $1,000,000.00. The accelerated benefit will first be used to pay off any outstanding loans and interest due. The remainder of the accelerated benefit will be paid to you in a lump sum. There is no charge for this rider.

Consider the following when deciding whether to accelerate the death benefit under this rider:
- Receipt of an accelerated payment under this rider reduces the policy's death benefit, Surrender Value and rider benefits by the percentage of eligible coverage that is accelerated. For example, if the accelerated payment is 75.00% of the eligible coverage, the new death benefit will be 25.00% of the Death Benefit Proceeds just prior to acceleration;
- Accelerating the death benefit will not affect the amount of premium payable on the policy;
- No loans are permitted after this rider is exercised; and
- There may be tax consequences to requesting payment under this rider, and you should consult with a qualified tax adviser for further information. **See Accelerated Death Benefit Rider, page 68.**

Certain limitations and restrictions are described in the rider. Additionally, the benefit may vary by state. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

Overloan Lapse Protection Rider. The Overloan Lapse Protection Rider is a benefit which guarantees that your policy will not lapse even if your Surrender Value or Net Account Value, as applicable, is not enough to pay the periodic fees and charges when due. This rider may help you keep your policy in force and avoid tax consequences resulting from your policy lapsing with a loan outstanding. **See *Distributions Other than Death Benefits,* page 65.**

You may exercise this rider by written request if all of the following conditions are met:

- You elected to have your policy meet the requirements of the guideline premium test **(see Death Benefit Qualification Tests, page 37)**;
- At least 15 years have elapsed since your Policy Date;
- You are at least age 75;
- Your outstanding Loan Amount is equal to or greater than the amount of your Stated Death Benefit (or Target Death Benefit, if greater);
- Your outstanding Loan Amount, excluding any unearned loan interest does not exceed your Account Value less the transaction charge for this rider **(see Loan Division Value, page 50; see also Loan Interest, page 51)**;
- Exercise of this rider does not cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code **(see Modified Endowment Contracts, page 65)**; and
- Exercise of this rider does not cause your policy to violate the statutory premium limits allowed under the guideline premium test **(see Guideline Premium Test, page 37).**

We will notify you if you meet all of these conditions and explain the consequences of choosing to exercise this rider.

You should consider the following consequences when deciding whether to exercise the Overloan Lapse Protection Rider:

- On the Monthly Processing Date on or next following the date we receive your request to exercise this rider:
  - ▷ We will assess a one time transaction charge. This charge equals 3.50% of your Account Value **(see the Rider Fees and Charges tables on page 11)**;
  - ▷ If Death Benefit Option 2 or 3 is in effect, the death benefit option will automatically be changed to Death Benefit Option 1 **(see Death Benefit Options, page 38)**;
  - ▷ The amount of insurance coverage after exercise of this rider will equal your Account Value (less the transaction charge) multiplied by the appropriate guideline premium test factor described in Appendix A;
  - ▷ Amounts allocated to the Subaccounts of the Separate Account will be transferred to the Guaranteed Interest Division; and
  - ▷ All other benefit riders will be terminated.
- Insurance coverage under your policy will continue in force, subject to the following limitations and restrictions:
  - ▷ We will continue to deduct monthly periodic fees and charges (other than the Mortality and Expense Risk charge which will no longer apply);
  - ▷ You may not make any further premium payments;
  - ▷ Any unpaid loan interest will be added to your Loan Division Value;
  - ▷ You may not make any future transfers from the Guaranteed Interest Division to the Subaccounts of the Separate Account;
  - ▷ You may not add any additional benefits by rider in the future; and
  - ▷ You may not increase or decrease the amount of insurance coverage, change the death benefit option or make any partial withdrawals.

This rider benefit may vary by state and may not be available in all states. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

Account Value

Your Account Value equals the sum of your Separate Account, Guaranteed Interest Division and Loan Division values. Your Account Value reflects:
- The Net Premium applied to your policy;
- The fees and charges that we deduct;
- Any partial withdrawals you take;
- Interest earned on amounts allocated to the Guaranteed Interest Division;
- The investment performance of the mutual funds underlying the Subaccounts of the Separate Account; and
- Interest earned on amounts held in the Loan Division.

Your Net Account Value equals the Account Value minus any Loan Amount.

Separate Account Value

Your Separate Account Value equals your Account Value attributable to amounts invested in the Subaccounts of the Separate Account.

Determining Values in the Subaccounts. The value of the amount invested in each Subaccount is measured by Accumulation Units and Accumulation Unit Values. The value of each Subaccount is the Accumulation Unit Value for that Subaccount multiplied by the number of Accumulation Units you own in that Subaccount. Each Subaccount has a different Accumulation Unit Value.

The Accumulation Unit Value is the value determined on each Valuation Date. The Accumulation Unit Value of each Subaccount varies with the investment performance of its underlying mutual fund. It reflects:
- Investment income;
- Realized and unrealized gains and losses;
- Fund expenses (including fund redemption fees, if applicable); and
- Taxes, if any.

A Valuation Date is a date on which a mutual fund values its shares and the New York Stock Exchange is open for business, except for days on which valuations are suspended by the SEC. Each Valuation Date ends at 4:00 p.m. Eastern time. We reserve the right to revise the definition of Valuation Date as needed in accordance with applicable federal securities laws and regulations.

You purchase Accumulation Units when you allocate premium or make transfers to a Subaccount, including transfers from the Loan Division.

We redeem Accumulation Units:

- When amounts are transferred from a Subaccount (including transfers to the Loan Division);
- For the monthly deduction of the periodic fees and charges from your Account Value;
- For policy transaction fees (including fund redemption fees, if any);
- When you take a partial withdrawal;
- If you surrender your policy; and
- To pay the Death Benefit Proceeds.

To calculate the number of Accumulation Units purchased or sold we divide the dollar amount of your transaction by the Accumulation Unit Value for the Subaccount calculated at the close of business on the Valuation Date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at our Customer Service Center in good order, so long as the date of receipt is a Valuation Date. We use the Accumulation Unit Value that is next calculated after we receive your premium or transaction request and we use the number of Accumulation Units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your Account Value on the Monthly Processing Date. If your Monthly Processing Date is not a Valuation Date, the monthly deduction is processed on the next Valuation Date.

The value of amounts allocated to the Subaccounts goes up or down depending on investment performance of the corresponding mutual funds. **There is no guaranteed minimum value of amounts invested in the Subaccounts of the Separate Account.**

How We Calculate Accumulation Unit Values. We determine the Accumulation Unit Value for each Subaccount on each Valuation Date.

We generally set the Accumulation Unit Value for a Subaccount at $10.00 when the Subaccount is first opened. After that, the Accumulation Unit Value on any Valuation Date is:

- The Accumulation Unit Value for the preceding Valuation Date; multiplied by
- The Subaccount's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a Valuation Date and ends at 4:00 p.m. Eastern time on the next Valuation Date. We reserve the right to revise the definition of valuation period as needed in accordance with applicable federal securities laws and regulations.

We calculate an accumulation experience factor for each Subaccount every Valuation Date as follows:

- We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that Valuation Date;
- We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
- We subtract a charge for taxes, if applicable; and
- We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous Valuation Date.

Guaranteed Interest Division Value

Your Guaranteed Interest Division Value equals the Net Premium you allocate to the Guaranteed Interest Division, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your Account Value. **See The Guaranteed Interest Division, page 19.**

Loan Division Value

When you take a loan from your policy we transfer an amount equal to your loan to the Loan Division as collateral for your loan. The Loan Division is part of our general account and we credit interest to the amount held in the Loan Division. Your Loan Division Value on any Valuation Date is equal to:

- The Loan Division Value on the prior Valuation Date; plus
- Any loan interest credited to the Loan Division during the valuation period; plus
- The amount of any new loan taken during the valuation period; minus
- Any loan repayments, including the repayment of loan interest; plus
- The amount of accrued and unpaid loan interest if the Valuation Date is a policy anniversary; minus
- The amount of loan interest credited to the Loan Division during the prior policy year if the Valuation Date is a policy anniversary. **See Loans, page 50.**

Special Features and Benefits

Loans

You may borrow money from us at any time after the first policy month, by using your policy as collateral for the loan. Unless state law requires otherwise, a new loan amount must be at least $100.00 and the maximum amount you may borrow is generally limited to the Net Account Value of your policy less the estimated monthly periodic fees and charges to your next policy anniversary or the estimated monthly periodic fees and charges for the next thirteen months if you take a loan within thirty days before your next policy anniversary.

Your loan request must be directed to our Customer Service Center. When you request a loan you may specify the investment options from which the loan collateral will be taken. If you do not specify the investment options, the loan collateral will be taken proportionately from each active investment option you have, including the Guaranteed Interest Division.

If you request an additional loan, we add the new loan amount to your existing loan. This way, there is only one loan outstanding on your policy at any time.

Loan Interest. We credit amounts held in the Loan Division with interest at an annual rate of 3.00%. Interest that we credit to the Loan Division becomes part of your Loan Division Value until the next policy anniversary when it is transferred to the investment options according to your most recent allocation instructions.

We also charge interest on loans you take. The annual interest rate charged is 3.75% in policy years one through ten and currently 3.00% in all years thereafter (guaranteed not to exceed 3.15%). Loans with this reduced interest rate are called preferred loans. Interest accrues daily but is due in arrears on each policy anniversary. If you do not pay the interest when it is due, we add it to your outstanding Loan Amount.

Loan Repayment. You may repay your loan at any time. We assume that payments you make, other than scheduled premium payments, are loan repayments. You must tell us if you want unscheduled payments to be premium payments.

When you make a loan repayment, we transfer an amount equal to your payment from the Loan Division to the Subaccounts and Guaranteed Interest Division in the same proportion as your current premium allocation, unless you tell us otherwise.

Loan Amount. The Loan Amount on any date is equal to:
- Any outstanding loan plus accrued loan interest as of the beginning of the policy year; plus
- New loans; plus
- Accrued but unpaid loan interest; minus
- Loan repayments.

Effects of a Loan. Using your policy as collateral for a loan will affect your policy in various ways. You should carefully consider the following before taking a loan:

- Failure to make loan repayments could cause your policy to lapse;
- Taking a loan reduces your opportunity to participate in the investment performance of the Subaccounts and the interest guarantees of the Guaranteed Interest Division;
- Accruing loan interest will change your Account Value as compared to what it would have been if you did not take a loan;
- Even if you repay your loan, it will have a permanent effect on your Account Value;
- If you use the continuation of coverage feature and you have a loan, loan interest continues to accrue and could cause your policy to lapse;
- If you do not repay your loan we will deduct any outstanding Loan Amount from amounts payable under the policy; and
- Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. **See *Distributions Other than Death Benefits*, page 65.**

Transfers

You currently may make an unlimited number of transfers of your Separate Account Value between the Subaccounts and to the Guaranteed Interest Division. Transfers are subject to any conditions, limits or charges (including fund redemption fees) that we or the funds whose shares are involved may impose, including:

- If your state requires a refund of premium during the right to examine period, you may not make transfers until after your right to examine period ends;
- The minimum amount you may transfer is $100.00;
- If the amount remaining in the investment option after a transfer will be less than $100.00, we will transfer the entire amount; and
- We may limit the number of transfers or restrict or refuse transfers because of frequent or disruptive transfers, as described below.

Any conditions or limits we impose on transfers between the Subaccounts or to the Guaranteed Interest Division will generally apply equally to all policy owners. However, we may impose different conditions or limits on policy owners or third parties acting on behalf of policy owners, such as market timing services, who violate our excessive trading policy. **See Limits on Frequent or Disruptive Transfers, page 55.**

One transfer from the Guaranteed Interest Division to the Subaccounts of the Separate Account may be made each policy year, but only within 30 days after the policy anniversary. This transfer is limited to the greater of:

- 25.00% of your Guaranteed Interest Division Value at the time of the transfer;
- The sum of the amounts transferred and withdrawn from the Guaranteed Interest Division during the prior policy year; or
- $100.00.

We reserve the right to liberalize these restrictions on transfers from the Guaranteed Interest Division, depending on market conditions. Any such liberalization will generally apply equally to all policy owners. However, we may impose different restrictions on third parties acting on behalf of policy owners, such as market timing services.

We process all transfers and determine all values in connection with transfers on the Valuation Date we receive your request in good order, except as described below for the dollar cost averaging or automatic rebalancing programs.

Dollar Cost Averaging. Anytime you have at least $10,000.00 invested in a Subaccount that invests in the ING Limited Maturity Bond Portfolio or the ING Liquid Assets Portfolio (the "source Subaccount"), you may elect dollar cost averaging. There is no charge for this feature.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount or percentage of Subaccount value from the source Subaccount to one or more of the other Subaccounts. We do not permit transfers to the Guaranteed Interest Division or the Loan Division under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis.

This systematic plan of transferring Account Values is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the Subaccounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least five days after we receive your dollar cost averaging request in good order at our Customer Service Center. If your state requires a refund of all premium received during the right to examine period, dollar cost averaging begins after the end of your right to examine period.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, your dollar cost averaging source Subaccount cannot be included in your automatic rebalancing program.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate on:

- The date you specify;
- The date your balance in the source Subaccount reaches a dollar amount you set;
- The date your balance in the source Subaccount is equal to or less than the amount to be transferred. In this situation we will transfer the entire balance of the source Subaccount to the other Subaccounts you have selected; or
- Any date when dollar cost averaging transfers are scheduled and the policy is in the grace period.

Automatic Rebalancing. Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your variable and Guaranteed Interest Division Values among your chosen investment options. There is no charge for this feature.

If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer will occur on the date you select (after your right to examine period if your state requires a return of premium during the right to examine period). If you do not request a date, processing is on the last Valuation Date of the calendar quarter in which we receive your request in good order at our Customer Service Center.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source Subaccount for your dollar cost averaging program cannot be included in your automatic rebalancing program. You may not include the Loan Division.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the Valuation Date that we receive it in good order at our Customer Service Center. If you reduce the amount allocated to the Guaranteed Interest Division, it is considered a transfer from that account. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the Guaranteed Interest Division.

You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if the policy is in the grace period on any date when automatic rebalancing transfers are scheduled.

Limits on Frequent or Disruptive Transfers

The policy is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a mutual fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the policy.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000.00 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to the ING Customer Service Center or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of policy owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all policy owners or, as applicable, to all policy owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a Subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the policy. Policy owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding policy owner transactions, including, but not limited to, information regarding fund transfers initiated by you. In addition to information about policy owner transactions, this information may include personal policy owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a policy owner's transactions if the fund determines that the policy owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or Account Value to the fund or all funds within the fund family.

Conversion to a Fixed Policy

During the first two policy years you may permanently convert your policy to a fixed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new fixed benefit policy, we will permanently transfer the amounts you have invested in the Subaccounts of the Separate Account to the Guaranteed Interest Division and allocate all future Net Premium to the Guaranteed Interest Division. After you exercise this right you may not allocate future premium payments or make transfers to the Subaccounts of the Separate Account. We do not charge for this change. Contact our Customer Service Center or your agent/registered representative for information about the conversion rights available in your state.

Partial Withdrawals

Beginning in the second policy year (or the first policy year for "in corridor" policies) you may withdraw part of your policy's Account Value. We reserve the right to limit the number of withdrawals you may take each year to twelve. The minimum partial withdrawal you may take is $100.00. The maximum partial withdrawal you may take is the amount which leaves $500.00 as your Net Account Value (or for in corridor policies during the first policy year, the amount that would cause your policy to no longer qualify as "in corridor"). If your withdrawal request is for more than the maximum, we will require you to surrender your policy or reduce the amount of the withdrawal.

A policy is "in corridor" if:

- Under Death Benefit Option 1, your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than the amount of your Stated Death Benefit;
- Under Death Benefit Option 2, your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than your Stated Death Benefit plus your Account Value; or
- Under Death Benefit Option 3, your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than your Stated Death Benefit plus the sum of your premium payments minus partial withdrawals.

We charge a partial withdrawal fee of $10.00 for each partial withdrawal. **See Partial Withdrawal Fee, page 27.**

Unless you specify a different allocation, we will take partial withdrawals from the Guaranteed Interest Division and the Subaccounts of the Separate Account in the same proportion that your value in each has to your Net Account Value immediately before the withdrawal. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request. However, amounts withdrawn from the Guaranteed Interest Division may not exceed the amount of the total withdrawal multiplied by the ratio of your Account Value in the Guaranteed Interest Division to your Net Account Value immediately before the partial withdrawal.

Effects of a Partial Withdrawal. We will reduce your Account Value by the amount of the partial withdrawal plus the partial withdrawal fee.

The amount of your Stated Death Benefit is not reduced by the amount of a partial withdrawal when the Base Death Benefit has been increased to qualify your policy as life insurance under the Internal Revenue Code and the amount withdrawn is not greater than that which reduces your Account Value to the level which no longer requires that the Base Death Benefit be increased for Internal Revenue Code purposes. Otherwise, depending upon the death benefit option in effect, a partial withdrawal may reduce the amount of your Stated Death Benefit.

Under Death Benefit Option 1, a partial withdrawal will reduce the amount of your Stated Death Benefit by the amount of a partial withdrawal.

Under Death Benefit Option 2, a partial withdrawal will not reduce the amount of your Stated Death Benefit.

Under Death Benefit Option 3, a partial withdrawal will reduce the amount of your Stated Death Benefit by the amount of a partial withdrawal in excess of the total premium we have received from you minus the sum of all your prior partial withdrawals.

If a partial withdrawal reduces the amount of Stated Death Benefit, the Target Death Benefit will also be reduced for the current year and all future years by an equal amount. Therefore, a partial withdrawal can affect the amount of pure insurance protection under the policy.

We will not allow a partial withdrawal if the amount of Target Death Benefit after the withdrawal would be less than $100,000.00 ($50,000.00 for guaranteed issue policies).

A reduction in the amount of Stated Death Benefit as a result of a partial withdrawal will be pro-rated among the existing coverage Segments, unless state law requires otherwise.

A partial withdrawal may have adverse tax consequences depending on the circumstances. **See *Tax Status of the Policy*, page 64.**

Termination of Coverage

Your insurance coverage will continue under the policy until you surrender your policy or it lapses.

Surrender

You may surrender your policy for its Net Surrender Value at any time after the right to examine period while the insured person is alive. Your Net Surrender Value is equal to your Surrender Value minus any Loan Amount. Your Surrender Value is equal to your Account Value plus the surrender value enhancement, if any.

You may take your Net Surrender Value in other than one payment.

We compute your Net Surrender Value as of the Valuation Date we receive your written surrender request in good order and policy at our Customer Service Center. All insurance coverage ends on the date we receive your surrender request and policy.

Surrender Value Enhancement. If you surrender your policy and your policy has not lapsed, you may receive an enhancement to your Account Value. This enhancement is guaranteed only for the first two policy years, but we reserve the right to extend it beyond that time. We currently make the surrender value enhancement available for the first four policy years (the first eight policy years for policies with Policy Dates before May 1, 2009, as provided below). This enhancement is not available if your surrender is made to another insurer as part of a Section 1035 exchange. Certain other conditions and restrictions may apply.

The surrender value enhancement is equal to your Account Value multiplied by the applicable percentage from the following table:

	Enhancement Factor					
	Policies with Policy Dates On or After May 1, 2013		Policies with Policy Dates May 1, 2009 to April 30, 2013		Policies with Policy Dates On or Before April 30, 2009	
Policy Year	Current	Guaranteed	Current	Guaranteed	Current	Guaranteed
1	8.00%	5.00%	11.00%	5.00%	16.00%	5.00%
2	6.00%	2.50%	8.00%	2.50%	14.00%	2.50%
3	4.00%	0.00%	5.00%	0.00%	12.00%	0.00%
4	2.00%	0.00%	2.00%	0.00%	10.00%	0.00%
5	0.00%	0.00%	0.00%	0.00%	8.00%	0.00%
6	0.00%	0.00%	0.00%	0.00%	6.00%	0.00%
7	0.00%	0.00%	0.00%	0.00%	4.00%	0.00%
8	0.00%	0.00%	0.00%	0.00%	2.00%	0.00%
9	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Surrender of your policy may have adverse tax consequences. See *Distributions Other than Death Benefits*, page 65.

Lapse

Your policy will not lapse and your insurance coverage under the policy will continue if on any Monthly Processing Date:
- Your Net Account Value is enough to pay the periodic fees and charges when due; or
- During the continuation of coverage period, your Account Value exceeds your outstanding Loan Amount.

Grace Period. If on a Monthly Processing Date you do not meet any of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (and a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges, and charges for the Adjustable Term Insurance Rider, if any, for the next two months. If we receive payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments and then we deduct the overdue amounts from your Account Value.

If you do not pay the full amount within the 61-day grace period, your policy and its riders will lapse without value. We withdraw your remaining variable and Guaranteed Interest Division Values, deduct amounts you owe us and inform you that your coverage has ended.

If the insured person dies during the grace period, we pay Death Benefit Proceeds to your beneficiaries with reductions for your outstanding Loan Amount and periodic fees and charges owed.

If your policy lapses, any distribution of Account Value may be subject to current taxation. **See *Distributions Other than Death Benefits*, page 65.**

Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy and its riders by written request any time within five years after it has lapsed and before the insured reaches age 121. A policy that was surrendered may not be reinstated.

To reinstate the policy and its Adjustable Term Insurance Rider, if attached to your policy, you must submit evidence of insurability satisfactory to us and pay a premium large enough to keep the policy and Adjustable Term Insurance Rider in force during the grace period and for at least two months after reinstatement. If you had a loan existing when coverage lapsed, unless directed otherwise, we will reinstate it with accrued loan interest to the date of lapse. The surrender value enhancement for your reinstated policy will continue to be determined from the Policy Date as if your policy had not lapsed.

When a policy is reinstated, unless otherwise directed by you, we will allocate the Net Premium received to the Subaccounts of the Separate Account and the Guaranteed Interest Division according to the premium allocation instructions in effect at the start of the grace period. Your Account Value on the reinstatement date will equal:
- The Account Value at the end of the grace period; plus
- The Net Premium paid on reinstatement; minus
- Any unpaid fees and charges through the end of the grace period.

A policy that lapses and is reinstated more than 90 days after lapsing may be classified as a modified endowment contract for tax purposes. You should consult with a qualified tax adviser to determine whether reinstating a lapsed policy will cause it to be classified as a modified endowment contract. **See Modified Endowment Contracts, page 65.**

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover federal estate, gift and generation-skipping tax implications, state and local taxes or other tax situations. We have written this discussion to support the promotion and marketing of our products, and we do not intend it as tax advice. This summary is not intended to and cannot be used to avoid any tax penalties that may be imposed upon you. Counsel or other qualified tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the IRS. We cannot make any guarantee regarding the tax treatment of any policy or policy transaction.

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

Tax Status of the Company

We are taxed as a life insurance company under the Internal Revenue Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company. We automatically apply investment income and capital gains attributable to the Separate Account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to us. In addition, any foreign tax credits or deductions attributable to the Separate Account will first be used to reduce any income taxes imposed on the Separate Account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the Separate Account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed on income or gains attributable to the Separate Account, then we may impose a charge against the Separate Account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner that is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements that are set forth in Section 7702 of the Internal Revenue Code. Specifically, the policy must meet the requirements of either the cash value accumulation test or the guideline premium test. **See Death Benefit Qualification Tests, page 37.** If your variable life policy does not satisfy one of these two alternate tests, it will not be treated as life insurance under Internal Revenue Code 7702. You would then be subject to federal income tax on your policy income as you earn it. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so. **See *Tax Treatment of Policy Death Benefits*, page 65.** If we return premium in order to bring your policy into compliance with the requirements of Section 7702, it will be refunded on a last-in, first-out basis and may be taken from the investment options in which your Account Value is allocated-based on your premium allocation in effect.

Diversification and Investor Control Requirements

In addition to meeting the Internal Revenue Code Section 7702 tests, Internal Revenue Code Section 817(h) requires investments within a separate account, such as our Separate Account, to be adequately diversified. The Treasury has issued regulations that set the standards for measuring the adequacy of any diversification, and the IRS has published various revenue rulings and private letter rulings addressing diversification issues. To be adequately diversified, each Subaccount and its corresponding mutual fund must meet certain tests. If these tests are not met your variable life policy will not be adequately diversified and not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each Subaccount's corresponding mutual fund has represented that it will meet the diversification standards that apply to your policy. Accordingly, we believe it is reasonable to conclude that the diversification requirements have been satisfied. If it is determined, however, that your variable life policy does not satisfy the applicable diversification regulations and rulings because a Subaccount's corresponding mutual fund fails to be adequately diversified for whatever reason, we will take appropriate and reasonable steps to bring your policy into compliance with such regulations and rulings and we reserve the right to modify your policy as necessary in order to do so.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over such assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets. Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and your account values. These differences could result in the IRS treating you as the owner of a pro rata share of the Separate Account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the Separate Account assets or to otherwise qualify your policy for favorable tax treatment.

Tax Treatment of Policy Death Benefits

The death benefit, or an accelerated death benefit, under a policy is generally excludable from the gross income of the beneficiary(ies) under Section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, ownership and beneficiary designations, including change of either, may have consequences under federal, state and local income, estate, inheritance, gift, generation-skipping and other tax laws. The individual situation of each policy owner or beneficiary will determine the extent, if any, of those taxes and you should consult a qualified tax adviser.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the Account Value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction or increase in benefits or policy reinstatement, could also cause it to be classified as a modified endowment contract or increase the period during which the policy must be tested. A current or prospective policy owner should consult with a qualified tax adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract as described below. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

- All distributions other than death benefits, including distributions upon surrender and partial withdrawals, from a modified endowment contract will be treated first as distributions of gain, if any, and are taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value, determined without regard to any surrender charges, and the investment in the policy;
- Loan amounts taken from or secured by a policy classified as a modified endowment contract, and also assignments or pledges of such a policy (or agreements to assign or pledge such a policy), are treated first as distributions of gain, if any, and are taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and
- A 10.00% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to a policy owned by an individual where the distributions are:
  - ▷ Made on or after the date on which the taxpayer attains age 59½;
  - ▷ Attributable to the taxpayer becoming disabled (as defined in the Internal Revenue Code); or
  - ▷ Part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a qualified tax adviser to determine whether or not you may be subject to this penalty tax.

If we discover that your policy has inadvertently become a modified endowment contract, unless you have indicated otherwise, we will assume that you do not want it to be classified as a modified endowment contract and attempt to fix this by refunding any excess premium with related interest. The excess gross premium will be refunded on a last-in, first-out basis and may be taken from the investment options in which your Account Value is allocated based on your premium allocation in effect.

Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax. Consult a qualified tax adviser to determine whether or not any distributions made in connection with a reduction in policy benefits will be subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10.00% additional income tax penalty.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Other Tax Matters

Policy Loans

In general, interest on a policy loan will not be deductible. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. You should consult a qualified tax adviser before taking out a loan to determine whether you qualify under this exception.

Moreover, the tax consequences associated with a preferred loan (preferred loans are loans where the interest rate charged is less than or equal to the interest rate credited) available in the policy are uncertain. Before taking out a policy loan, you should consult a qualified tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly. If your policy has large outstanding policy loans, you may have to choose between paying high premiums to keep the policy from lapsing and paying significant income tax if you allow the policy to lapse.

Accelerated Death Benefit Rider

The benefit payments under the Accelerated Death Benefit Rider are intended to be fully excludable from the gross income of the recipient if the recipient is the insured under the policy or is an individual who has no business or financial connection with the insured. (**See Accelerated Death Benefit Rider, page 46, for more information about this rider.**) However, you should consult a qualified tax adviser about the consequences of requesting payment under this rider.

Section 1035 Exchanges

Internal Revenue Code Section 1035 provides, in certain circumstances, that no gain or loss will be recognized on the exchange of one life insurance policy solely for another life insurance policy or an endowment, annuity or qualified long term care contract. We accept Section 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult a qualified tax adviser.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult a qualified tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Tax Law Changes

Although the likelihood of legislative action or tax reform is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or other means. It is also possible that any change may be retroactive (that is, effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.

Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to return or refuse to accept all or part of your premium payments or to change your death benefit. We may reject any policy request, including a partial withdrawal request, if it would cause your policy to fail to qualify as life insurance or would cause us to return premium to you. We also may make changes to your policy or its riders or make distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes. Any increase in your death benefit will cause an increase in your cost of insurance charges.

Policy Use in Various Plans and Arrangements

Policy owners may use the policy in various arrangements, including:
- Certain qualified plans;
- Non-qualified deferred compensation or salary continuance plans;
- Split dollar insurance arrangements;
- Executive bonus plans;
- Retiree medical benefit plans; and
- Other plans or arrangements.

The tax consequences of these arrangements may vary depending on the particular facts and circumstances of each arrangement. If you want to use your policy with any of these various arrangements, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

Life Insurance Owned by Businesses

Congress has enacted rules relating to life insurance owned by businesses. For example, in the case of a policy issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. (An exception to this rule is provided for certain life insurance contracts that cover the life of an individual who is a 20.00% owner, or an officer, director or employee of a trade or business.) In addition, in certain instances a portion of the death benefit payable under an employer-owned policy may be taxable. As another example, special rules apply if a business is subject to the alternative minimum tax. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a qualified tax adviser.

Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. However, if you reside in the U.S., we generally do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you will have to pay additional income taxes and possibly penalties later. We will also report to the IRS the amount of any taxable distributions.

Life Insurance Purchases by Non-Resident Aliens

If you are not a U.S. citizen or resident, you will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30.00% rate, unless a lower treaty rate applies. In addition, you may be subject to state and/or municipal taxes and taxes imposed by your country of citizenship or residence. You should consult a qualified tax adviser before purchasing a policy.

Ownership and Beneficiary Designations

Ownership and beneficiary designations, including change of either, may have consequences under federal, state and local income, estate, inheritance, gift, generation-skipping and other tax laws. The individual situation of each policy owner or beneficiary will determine the extent, if any, of these taxes and you should consult a qualified tax adviser.

Same-Sex Relationships

Currently, section 3 of the federal Defense of Marriage Act does not recognize same-sex relationships for purposes of federal law. Therefore, benefits afforded by federal tax law to an opposite-sex spouse under the Internal Revenue Code, such as the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Internal Revenue Code section 401(a)(9), are currently NOT available to persons in a same-sex relationship. Persons in a same-sex relationship who are considering the purchase of a policy should consult a qualified tax adviser.

Fair Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the "value" of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the Account Value or the Net Account Value. You should consult a qualified tax adviser for guidance as to the appropriate methodology for determining the fair market value of your policy.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

General Policy Provisions

Your Policy

The policy is a contract between you and us and is the combination of:
- Your policy;
- A copy of your original application and applications for benefit increases or decreases;
- Your riders;
- Your endorsements;
- Your policy schedule pages; and
- Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

Age

We issue your policy at the insured person's age (stated in your policy schedule) based on the nearest birthday to the Policy Date. On the Policy Date, the insured person can generally be no more than age 80 (age 70 for guaranteed issue policies).

We often use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. These rights include the right to change the owner, beneficiaries or the method designated to pay Death Benefit Proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our Customer Service Center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receive the Death Benefit Proceeds. Other surviving beneficiaries receive Death Benefit Proceeds only if there are no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the Death Benefit Proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the insured person, we pay the Death Benefit Proceeds to you or to your estate, as owner. If a beneficiary is a minor, the Death Benefit Proceeds will be held in an interest bearing account until that beneficiary attains the age of majority.

You may name new beneficiaries during the insured person's lifetime. We pay Death Benefit Proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences. See *Other Tax Matters*, page 67.**

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences. See *Other Tax Matters*, page 67.**

Incontestability

After your policy has been in force during the lifetime of the insured person for two years from the Policy Date, we will not contest its validity except for nonpayment of premium. Likewise after your policy has been in force during the lifetime of the insured person for two years from the effective date of any new coverage Segment or benefit or from the date of reinstatement, we will not contest its validity except for nonpayment of premium.

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the insured person's age or gender has been misstated, we adjust the death benefit to the amount that would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your Account Value on the last Monthly Processing Date before the insured person's death, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

Suicide

If the insured person commits suicide (while sane or insane) within two years of your Policy Date, unless otherwise required by law, we limit Death Benefit Proceeds to:
- The total premium we receive to the time of death; minus
- Any outstanding Loan Amount; minus
- Partial withdrawals taken.

We make a limited payment to the beneficiaries for a new coverage Segment or other increase if the insured person commits suicide (while sane or insane) within two years of the effective date of a new coverage Segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance and periodic fees and charges that were deducted for the increase.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you and your policy either entering the 61-day grace period or lapsing. **See Lapse, page 61. See also Premium Payments Affect Your Coverage, page 23.**

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- Death Benefit Proceeds;
- Surrender Value;
- Partial withdrawals; and
- Loan proceeds.

We may delay processing these transactions if:

- The New York Stock Exchange is closed for trading;
- Trading on the New York Stock Exchange is restricted by the SEC;
- There is an emergency so that it is not reasonably possible to sell securities in the Subaccounts or to determine the value of a Subaccount's assets; and
- A governmental body with jurisdiction over the Separate Account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist.

We execute transfers among the Subaccounts as of the Valuation Date of our receipt of your request at our Customer Service Center.

We determine the death benefit as of the date of the insured person's death. The Death Benefit Proceeds are not affected by subsequent changes in the value of the Subaccounts.

We may delay payment from our Guaranteed Interest Division for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Payment of Death Benefit Proceeds

Subject to the conditions and requirements of state law, full payment of the Death Benefit Proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address listed on page 2 of this prospectus. Beneficiaries should carefully review all settlement and payment options available under the policy and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the ING Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the FDIC.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the policy.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for changes to your policy or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the insured person's death, we may require proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased insured person.

Telephone Privileges

Telephone privileges may be provided to you and your agent/registered representative and his/her assistant. You may request such privileges for yourself and you may authorize us to grant such privileges to your agent/registered representative and his/her assistant by making the appropriate election(s) on your application or by contacting our Customer Service Center.

Telephone privileges allow you or your agent/registered representative and his/her assistant to call our Customer Service Center to:
- Make transfers;
- Change premium allocations;
- Change your dollar cost averaging and automatic rebalancing programs; and
- Request a loan.

Our Customer Service Center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
- Requiring some form of personal identification;
- Providing written confirmation of any transactions; and
- Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we reasonably believe telephone instructions to be genuine, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time. **See Limits on Frequent or Disruptive Transfers, page 55.**

You may revoke these privileges at any time by writing to our Customer Service Center.

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent/registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request in writing.

Non-participation

Your policy does not participate in the surplus earnings of Security Life of Denver Insurance Company.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:
- Articles on variable life insurance and other information published in business or financial publications;
- Indices or rankings of investment securities; and
- Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the Subaccounts and funds. Past performance is not indicative of future performance of the Subaccounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain Subaccounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

Settlement Options

You may elect to take the Net Surrender Value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the Death Benefit Proceeds other than in one lump-sum payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the insured person's death.

The investment performance of the Subaccounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. The declared interest rate will never be less than 3.00%, and any declared interest rate will be in effect for at least 12 months. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $20.00 and the total proceeds must be at least $2,000.00.

The following settlement options are available:

- **Settlement Option I:** Payouts for a Designated Period. Based on your selection, we will pay annual, semi-annual, quarterly or monthly installments per year for a designated period that may be 5 to 30 years. The installment dollar amounts will be equal except for any excess interest as described below;

- **Settlement Option II:** Life Income with Payouts for a Designated Period. Based on your selection, we will pay annual, semi-annual, quarterly or monthly installments per year throughout the payee's lifetime or, if longer, for a period of 5, 10, 15 or 20 years. The installment dollar amounts will be equal except for any excess interest as described below;

- **Settlement Option III:** Hold at Interest. You may leave amounts on deposit with us that we will pay on the death of the payee, or at any earlier date you select. Interest on any unpaid balance will be at the rate declared by us or at any higher rate required by law. You select whether interest will be left on deposit with us and accumulated or paid to you in monthly, quarterly, semi-annual or annual payments each year. You may not leave any amount on deposit for more than 30 years;

- **Settlement Option IV:** Payouts of a Designated Amount. Based on your selection, we will pay a designated amount in annual, semi-annual, quarterly or monthly equal installments per year until the proceeds, together with interest at the rate declared by us or at any higher rate required by law, are exhausted; and

- **Settlement Option V:** Other. Settlement may be made in any other manner as agreed in writing between you (or the beneficiary) and us.

If none of these settlement options have been elected, your Net Surrender Value or the Death Benefit Proceeds will be paid in one lump-sum payment.

Payment of Net Surrender Value or Death Benefit Proceeds

Subject to the conditions and requirements of state law, full payment of your Net Surrender Value or the Death Benefit Proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown on page 2 of this prospectus. Beneficiaries should carefully review all settlement and payment options available under the policy and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option. **See Payment of Death Benefit Proceeds – The Retained Asset Account, page 74, for more information about the retained asset account.**

Reports

Annual Statement. We will send you an annual statement once each policy year showing the amount of insurance coverage under your policy as well as your policy's death benefit, Account and Surrender Values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

We send semi-annual reports with financial information on the mutual funds, including a list of investment holdings of each fund.

We send confirmation notices to you throughout the year for certain policy transactions such as transfers between investment options, partial withdrawals and loans. You are responsible for reviewing the confirmation notices to verify that the transactions are being made as requested.

Illustrations. To help you better understand how your Account Values will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, planned premiums and rates of return (within limits) you specify. Unless prohibited under state law, we may assess a charge not to exceed $25.00 for each illustration you request after the first in a policy year. **See Excess Illustration Fee, page 27.** Subject to regulatory approval, personalized illustrations may be based upon a weighted average rather than an arithmetic average of fund expenses.

Other Reports. We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call our Customer Service Center toll-free at 1-877-253-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

Distribution of the Policy

We sell the policy through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. All broker/dealers who sell the policy have entered into selling agreements with ING America Equities, Inc., our affiliate and the principal underwriter and distributor of the policy. ING America Equities, Inc. is organized under the laws of the State of Colorado, registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and a member of FINRA. Its principal office is located at One Orange Way, Windsor, Connecticut 09065.

ING America Equities, Inc. offers the securities under the policies on a continuous basis. For the years ended December 31, 2012, 2011 and 2010, the aggregate amount of underwriting commissions we paid to ING America Equities, Inc. was $14,268,378.00, $1,298,879.00 and $34,106,441.00, respectively.

ING America Equities, Inc. does not retain any commissions or other amounts paid to it by us for sales of the policy. Rather, it pays all the amounts received from us to the broker/dealers for selling the policy and part of that payment goes to your agent/registered representative.

ING Financial Partners, Inc., an affiliated broker-dealer, has entered into an agreement with ING America Equities, Inc. for the sale of our variable life products.

The amounts that we pay for the sale of the policy can generally be categorized as either commissions or other amounts. The commissions we pay can be further categorized as base commissions which may include a portion for wholesaling or supplemental commissions. However categorized, commissions paid will not exceed the total of the percentages shown below.

Base commissions consist of a percentage of premium we receive for the policy up to the target premium amount, a percentage of premium we receive for the policy in excess of the target premium amount and, as a trail commission, a percentage of your average Net Account Value. We pay up to 10.00% of target premium received and 1.50% of premium in excess of target in the first segment year, up to 11.00% of target premium received in segment years two through five and 1.50% in excess of target, up to 2.00% of target premium received in segment years six through ten and 1.00% in excess of target and 0.10% of the average Net Account Value in the eleventh through twentieth segment years and 0.15% thereafter (trail commission).

Supplemental or wholesaling commissions are paid based on a percentage of target premiums we receive for the policy and certain other designated insurance products sold during a calendar year. The percentages of such commissions that we pay may increase as the aggregate amount of premiums received for all products issued by the company and/or its affiliates during the calendar year increases. The maximum percentage of supplemental or wholesaling commissions that we may pay is 16.00%.

Generally, the commissions paid on premiums for Stated Death Benefit coverage under the policy are greater than those paid on premiums for coverage under the Adjustable Term Insurance Rider. Be aware of this and discuss with your agent/registered representative the appropriate usage of the Adjustable Term Insurance Rider coverage for your particular situation.

In addition to the sales compensation described above, ING America Equities, Inc. or the company, as appropriate, may also pay broker/dealers additional compensation or reimbursement of expenses for their efforts in selling the policy to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of the policy; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the policy.

The following is a list of the top 25 broker/dealers that, during 2012, received the most, in the aggregate, from us in connection with the sale of registered variable life insurance policies issued by us, ranked by total dollars received and by total commissions paid:

- CUNA Brokerage Services, Inc.;
- ING Financial Partners, Inc.;
- Cetera Advisors LLC;
- NFP Securities, Inc.;
- LPL Financial Corporation;
- First Heartland Capital, Inc.;
- World Equity Group, Inc.;
- Centaurus Financial, Inc.;
- Purshe Kaplan Sterling Investments, Inc.;
- SII Investments Inc., WI;
- The Leaders Group, Inc.;
- Ameriprise Financial Services Inc.;
- M Holdings Securities, Inc.;
- Royal Alliance Associates Inc.;
- P.J. Robb Variable Corporation;
- VSR Financial Services, Inc.;
- National Planning Corporation;
- Cambridge Investment Research, Inc.;
- Securities America, Inc.;
- Wells Fargo Advisors, LLC;
- Planmember Securities Corporation;
- Commonwealth Financial Network[®] Inc.;
- Raymond James Financial Services, Inc.;
- JP Turner & Company, LLC; and
- Tower Square Securities, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable life insurance policies. It is important for you to know that the payment of volume or sales-based compensation to a broker/dealer or registered representative may provide that registered representative a financial incentive to promote our policies over those of another company and may also provide a financial incentive to promote the policy offered by this prospectus over one of our other policies.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the company's ability to meet its obligations under the policy, ING America Equities, Inc.'s ability to distribute the policy or upon the Separate Account.

- **Litigation.** Notwithstanding the foregoing, the company and/or ING America Equities, Inc., is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim. Due to the uncertainties of litigation, the outcome of a litigation matter and the amount or range of potential loss is difficult to forecast and a determination of potential losses requires significant management judgment.

- **Regulatory Matters.** As with other financial services companies, the company and its affiliates, including ING America Equities, Inc., periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the company or the financial services industry. It is the practice of the company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the company or subject the company to settlement payments, fines, penalties and other financial consequences, as well as changes to the company's policies and procedures.

It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the company's results of operations or cash flows in a particular quarterly or annual period.

Financial Statements

Financial statements of the Separate Account and the company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact our Customer Service Center at the address or telephone number on the back of this prospectus.

APPENDIX A

Definition of Life Insurance Factors

Guideline Premium Test Factors

Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor
0-40	2.50	48	1.97	56	1.46	64	1.22	72	1.11
41	2.43	49	1.91	57	1.42	65	1.20	73	1.09
42	2.36	50	1.85	58	1.38	66	1.19	74	1.07
43	2.29	51	1.78	59	1.34	67	1.18	75 – 90	1.05
44	2.22	52	1.71	60	1.30	68	1.17	91	1.04
45	2.15	53	1.64	61	1.28	69	1.16	92	1.03
46	2.09	54	1.57	62	1.26	70	1.15	93	1.02
47	2.03	55	1.50	63	1.24	71	1.13	94	1.01
								95 +	1.00

Cash Value Accumulation Test Factors

The cash value accumulation test factors vary depending on the age and gender of the insured person.

Generally, the cash value accumulation test requires that a policy's death benefit must be sufficient so that the Account Value plus the surrender value enhancement, if any, does not at any time exceed the net single premium required to fund the policy's future benefits. The net single premium for a policy is calculated using the greater of 4.00% or the rates of interest guaranteed in the Guaranteed Interest Division of the policy and the 2001 U.S. Commissioner's Standard Ordinary Mortality Table and will vary according to the age and gender of the insured person. The factors for the cash value accumulation test are then equal to 1 divided by the net single premium per dollar of paid up whole life insurance for the applicable age and gender.

APPENDIX B

Funds Currently Available Through the Separate Account

The following chart lists the mutual funds that are currently available through the Subaccounts of the Separate Account, along with each fund's investment adviser/subadviser and investment objective. More detailed information about the funds can be found in the current prospectus for each fund. If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating Account Value to the Subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
American Funds® – Growth Fund (Class 2)	Investment Adviser: Capital Research and Management Company^SM	Seeks growth of capital by investing primarily in common stocks and seeks to invest in companies that appear to offer superior opportunities for growth of capital.
American Funds® – Growth-Income Fund (Class 2)	Investment Adviser: Capital Research and Management Company^SM	Seeks capital growth over time and income by investing primarily in common stocks or other securities that demonstrate the potential for appreciation and/or dividends.
American Funds® – International Fund (Class 2)	Investment Adviser: Capital Research and Management Company^SM	Seeks growth of capital over time by investing primarily in common stocks of companies located outside the United States.
BlackRock Global Allocation V.I. Fund (Class III)	Investment Adviser: BlackRock Advisors, LLC Subadvisers: BlackRock Investment Management, LLC; BlackRock International Limited	Seeks high total investment return.
Fidelity® VIP Contrafund® Portfolio (Service Class)	Investment Adviser: Fidelity Management & Research Company ("FMR") Subadvisers: FMR Co., Inc. ("FMRC") and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Service Class)	Investment Adviser: FMR Subadvisers: FMRC and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
ING BlackRock Health Sciences Opportunities Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: BlackRock Advisors, LLC	Seeks long-term capital growth.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING BlackRock Large Cap Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Clarion Global Real Estate Portfolio (Class S)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.
ING DFA World Equity Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Dimensional Fund Advisors LP	Seeks long-term capital appreciation.
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: FMR	Seeks long-term growth of capital.
ING Franklin Templeton Founding Strategy Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Franklin Mutual Advisers, LLC	Seeks capital appreciation and secondarily, income.
ING Global Perspectives Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks total return.
ING Global Resources Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. LLC	A *non-diversified* portfolio that seeks long-term capital appreciation.
ING Invesco Growth and Income Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
ING JPMorgan Emerging Markets Equity Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Large Cap Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks long-term capital growth.
ING Large Cap Value Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks long-term growth of capital and current income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Limited Maturity Bond Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING MFS Total Return Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income.
ING MFS Utilities Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Massachusetts Financial Services Company	Seeks total return.
ING Marsico Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Marsico Capital Management, LLC	Seeks capital appreciation.
ING Multi-Manager Large Cap Core Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadvisers</u>: Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company	Seeks reasonable income and capital growth.
ING PIMCO Total Return Bond Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Pioneer Mid Cap Value Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Retirement Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of the ING Retirement Moderate Growth Portfolio.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Retirement Moderate Growth Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> ING Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Portfolio but less than that of ING Retirement Growth Portfolio.
ING Retirement Moderate Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> ING Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Conservative Portfolio but less than that of ING Retirement Moderate Growth Portfolio.
ING T. Rowe Price Capital Appreciation Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
ING T. Rowe Price Equity Income Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING T. Rowe Price International Stock Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
ING U.S. Stock Index Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> ING Investment Management Co. LLC	Seeks total return.
ING Baron Growth Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> BAMCO, Inc.	Seeks capital appreciation.
ING Columbia Small Cap Value II Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.
ING Global Bond Portfolio (Class S)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> ING Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
ING Invesco Comstock Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> Invesco Advisers, Inc.	Seeks capital growth and income.
ING Invesco Equity and Income Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING JPMorgan Mid Cap Value Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J. P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING Oppenheimer Global Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Pioneer High Yield Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING Templeton Foreign Equity Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING Balanced Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
ING Intermediate Bond Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Growth and Income Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Index Plus LargeCap Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk.
ING Index Plus MidCap Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk.
ING Index Plus SmallCap Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING International Index Portfolio (Class S)	<u>Investment Adviser:</u> ING Investments, LLC <u>Subadviser:</u> ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
ING Russell^{TM} Large Cap Growth Index Portfolio (Class I)	<u>Investment Adviser:</u> ING Investments, LLC <u>Subadviser:</u> ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
ING Russell^{TM} Large Cap Index Portfolio (Class I)	<u>Investment Adviser:</u> ING Investments, LLC <u>Subadviser:</u> ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
ING Russell^{TM} Large Cap Value Index Portfolio (Class I)	<u>Investment Adviser:</u> ING Investments, LLC <u>Subadviser:</u> ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
ING Russell^{TM} Mid Cap Growth Index Portfolio (Class I)	<u>Investment Adviser:</u> ING Investments, LLC <u>Subadviser:</u> ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
ING Russell^{TM} Small Cap Index Portfolio (Class I)	<u>Investment Adviser:</u> ING Investments, LLC <u>Subadviser:</u> ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
ING Small Company Portfolio (Class S)	<u>Investment Adviser:</u> ING Investments, LLC <u>Subadviser:</u> ING Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
ING U.S. Bond Index Portfolio (Class I)	<u>Investment Adviser:</u> ING Investments, LLC <u>Subadviser:</u> ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays Capital U.S. Aggregate Bond Index.
ING SmallCap Opportunities Portfolio (Class I)	<u>Investment Adviser:</u> ING Investments, LLC <u>Subadviser:</u> ING Investment Management Co. LLC	Seeks long-term capital appreciation.
M Capital Appreciation Fund *	<u>Investment Adviser:</u> M Financial Investment Advisers, Inc. ("MFIA") <u>Subadviser:</u> Frontier Capital Management Company, LLC	Seeks to provide maximum capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
M International Equity Fund *	<u>Investment Adviser</u>: MFIA <u>Subadviser</u>: Northern Cross, LLC	Seeks to provide long-term capital appreciation.
M Large Cap Growth Fund *	<u>Investment Adviser</u>: MFIA <u>Subadviser</u>: DSM Capital Partners LLC	Seeks to provide long-term capital appreciation.
M Large Cap Value Fund *	<u>Investment Adviser</u>: MFIA <u>Subadviser</u>**:** AJO, L.P.	Seeks to provide long-term capital appreciation.
Neuberger Berman AMT Socially Responsive Portfolio® (Class I)	<u>Investment Adviser</u>: Neuberger Berman Management LLC <u>Subadviser</u>: Neuberger Berman LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the portfolio's financial criteria and social policy.

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* This fund is only available through broker/dealers associated with the M Financial Group.

APPENDIX C

Information Regarding A Closed Subaccount

The Subaccount that invests in the following mutual fund has been closed to new investment:

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING DFA Global Allocation Portfolio (Class I)*	Investment Adviser: Directed Services LLC Subadviser: Dimensional Fund Advisors LP	Seeks high level of total return, consisting of capital appreciation and income.

Policy owners who have Account Value allocated to the Subaccount that corresponds to this fund may leave their Account Value in this Subaccount, but future allocations and transfers into it are prohibited. If your most recent premium allocation instructions include the Subaccount that corresponds to this fund, premium received that would have been allocated to the Subaccount corresponding to this fund may be automatically allocated among the other available Subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our:

ING Customer Service Center
P.O. Box 5065
Minot, North Dakota 58702-5065
1-877-253-5050

Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 61, for more information about how to keep your policy from lapsing. See also Reinstatement, page 62, for information about how to put your policy back in force if it has lapsed.**

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* This fund is structured as a "fund of funds." **See the Fund Fees and Expenses table on page 12 and the Fund of Funds section on page 34 for more information about "fund of funds."**

APPENDIX D

Glossary of Important Terms

This glossary identifies some of the important terms that we have used throughout this prospectus and that have special meaning. See also the **Terms to Understand** section on page 2 of the prospectus, which provides page references to where many of the terms are defined and discussed more fully.

Account Value: The Account Value is equal to the value of: (1) amounts allocated to the Subaccounts of the Separate Account; plus (2) amounts allocated to the Guaranteed Interest Division; plus (3) any amounts set aside in the Loan Division.

Accumulation Unit: An Accumulation Unit is a unit of measurement used to calculate the Account Value in each Subaccount of the Separate Account.

Accumulation Unit Value: The Accumulation Unit Value of a Subaccount of the Separate Account is determined as of each Valuation Date. We use an Accumulation Unit Value to measure the experience of each Subaccount of the Separate Account during a valuation period. The Accumulation Unit Value for a Valuation Date equals the Accumulation Unit Value for the preceding Valuation Date multiplied by the accumulation experience factor for the valuation period ending on the Valuation Date.

Age: Age is the age of the insured person on his or her birthday nearest the Policy Date. We issue your policy at the age shown in your Schedule.

Attained Age: Attained age is the insured person's age as of the Policy Date plus the number of completed policy years.

Base Death Benefit: The Base Death Benefit is the death benefit of your policy and does not include any additional death benefit provided by riders attached to your policy, if any. We calculate the Base Death Benefit according to one of three death benefit options.

Death Benefit Proceeds: Death Benefit Proceeds equals: (1) the Total Death Benefit in effect on the date of the Insured's death; minus (2) any outstanding Loan Amount; minus (3) any outstanding fees and charges incurred before the insured person's death.

General Account: The general account holds all of our assets other than those held in the Separate Account or our other separate accounts. The Guaranteed Interest Division is a part of the general account and provides guarantees of principal and interest. The Loan Division is also part of the general account.

Grace Period: The grace period is the 61 day period after which your policy will lapse unless you make a required premium payment. The grace period will begin on a Monthly Processing Date if on that date the Net Account Value is zero or less.

Guaranteed Interest Division: The Guaranteed Interest Division is another investment option to which you may allocate all or part of the Account Value. The value of the Guaranteed Interest Division is equal to amounts allocated to this division plus any credited interest minus deductions taken from this division.

Guaranteed Interest Division Value: The Guaranteed Interest Division Value equals the Net Premium you allocate to the Guaranteed Interest Division, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your Account Value.

Initial Period: The initial period begins on the Investment Date and ends on the date we mail your policy to you plus five days and plus the right to examine period.

Insured Person: The insured person is the person whose life is insured by your policy. The insured person may or may not be the owner of your policy.

Investment Date: The Investment Date is the first date on which we allocate the Net Premium payment to your policy. We will allocate the initial Net Premium to your policy at the end of the valuation period during which the latest of the following requirements are satisfied: (1) we receive the amount of premium required for coverage to begin under your policy; (2) we have approved your policy for issue; and (3) all issue requirements have been met and receive in our Customer Service Center.

Loan Amount: The Loan Amount equals: (1) any outstanding loan plus accrued loan interest as of the beginning of the policy year; plus (2) new loans; plus (3) accrued but unpaid loan interest; minus (4) loan repayments.

Loan Division: The Loan Division is the part of the general account in which funds are set aside to secure payment of any Loan Amount.

Loan Division Value: The Loan Division value is determined as of each Valuation Date. The Loan Division Value for a Valuation Date equals: (1) the Loan Division Value on the prior Valuation Date; plus (2) any loan interest credited to the Loan Division during the valuation period; plus (3) the amount of any new loan taken during the valuation period; minus (4) any loan repayments, including the repayment of loan interest; plus (5) the amount of accrued and unpaid loan interest if the Valuation Date is a policy anniversary; minus (6) the amount of loan interest credited to the Loan Division during the prior policy year if the Valuation Date is a policy anniversary.

Monthly Deduction: The monthly deduction is equal to the monthly cost of insurance charge, policy charge, administrative charge and mortality and expense risk charge for your policy and the monthly charges, if any, for additional benefits provided by your riders.

Monthly Processing Date: The Monthly Processing Date is the date each month on which the monthly deduction from the Account Value is due. The first Monthly Processing Date is the Policy Date or the Investment Date, if later. Subsequent Monthly Processing Dates are the same calendar day of each month as the Policy Date. If that date is not a Valuation Date, the Monthly Processing Date will be the next Valuation Date.

Net Account Value: The Net Account Value is equal to: (1) the Account Value; minus (2) any Loan Amount.

Net Premium: Net Premium equals: (1) the premium received; minus (2) the premium expense charge. We deduct this charge from each premium before allocating the premium to the Account Value.

Net Surrender Value: The Net Surrender Value equals: (1) the Surrender Value; minus (2) any Loan Amount.

Policy Date: The Policy Date is the date from which we measure policy years, policy months and policy anniversaries, and it determines the Monthly Processing Date. It is the date coverage under the policy begins.

Right to Examine Period: The right to examine period is the number of days after delivery of your policy during which you have the right to examine your policy and return it for a refund.

Scheduled Premium: Scheduled premium is the amount that you indicate on your application as the amount you intend to pay at fixed intervals over a certain period. You may specify the interval as monthly, quarterly, semiannually or annually.

Segment: A Segment is a piece of death benefit coverage. Each increase in the Stated Death Benefit (other than due to a death benefit option change) will create a new Segment.

Separate Account: The Separate Account is an account established by us, pursuant to the laws of the State of Colorado, to separate the assets funding the benefits for the class of policies to which this policy belongs from our other assets. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940.

Separate Account Value: The Separate Account Value equals your Account Value attributable to amounts invested in the Subaccounts of the Separate Account.

Stated Death Benefit: The Stated Death Benefit is the sum of the Segments under your policy. The Stated Death Benefit changes when there is an increase, decrease, or a transaction that causes your policy to change.

Subaccounts: We divide the Separate Account into Subaccounts, each of which invests in a corresponding underlying mutual fund. The current eligible Subaccounts are shown in this prospectus. From time to time, we may add additional Subaccounts. If we do, we may allow you to choose from these other Subaccounts subject to the terms and conditions we may impose on your premium allocations.

Surrender Value: Surrender Value is equal to: (1) the Account Value; plus (2) the surrender value enhancement, if any.

Target Death Benefit: The Target Death Benefit is an amount of death benefit coverage scheduled by you at issue and it may vary by year. If you do not have the Adjustable Term Insurance Rider, the Target Death Benefit in all years is the same as the Stated Death Benefit.

Target Premium: Target premium for each Segment of Stated Death Benefit is actuarially determined based on the age and gender of the insured person. The target premium is used to determine your premium expense charge and the sales compensation we pay. Payment of the target premium does not guarantee that your policy will not lapse, and you may need to pay additional premiums to keep your policy in force.

Total Death Benefit: The Total Death Benefit is equal to the Base Death Benefit, plus the death benefit from your Adjustable Term Insurance Rider, if any.

Valuation Date: A Valuation Date is each date on which the Accumulation Unit Value of the Subaccounts of the Separate Account and the net asset value of the shares of the corresponding mutual funds are determined. Currently, these values are determined after the close of business of the New York Stock Exchange ("NYSE") on any normal business day, Monday through Friday, when the NYSE is open for trading.

Valuation Period: A valuation period is the period that begins at 4:00 p.m. Eastern time on a Valuation Date and ends at 4:00 p.m. Eastern time on the next Valuation Date.

MORE INFORMATION IS AVAILABLE

If you would like more information about us, the Separate Account or the policy, the following documents are available free upon request:

- **Statement of Additional Information ("SAI")** – The SAI contains more specific information about the Separate Account and the policy, as well as the financial statements of the Separate Account and the company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

- **A personalized illustration of policy benefits** – A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, Account Value and Surrender Value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $25.00 for each personalized illustration you request after the first each policy year. **See Excess Illustration Fee, page 27.**

To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact us at our:

ING Customer Service Center
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050
www.ingservicecenter.com

If you received a summary prospectus for any of the mutual funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. Additional information about us, the Separate Account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (www.sec.gov) or at the SEC's Public Reference Branch in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Branch at 100 F Street, NE, Room 1580, Washington, DC 20549. More information about operation of the SEC's Public Reference Branch can be obtained by calling 202-551-8090. When looking for information regarding the policy offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the 1933 Act. This number is 333-143973.

1940 Act File No. 811-08292
1933 Act file No. 333-143973


SECURITY LIFE SEPARATE ACCOUNT L1
OF
SECURITY LIFE OF DENVER INSURANCE COMPANY


Statement of Additional Information Dated May 1, 2013

ING CORPORATE VUL
A Flexible Adjustable Premium Variable Universal Life Insurance Policy

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current ING Corporate VUL prospectus dated May 1, 2013. The policy offered in connection with the prospectus is a flexible premium variable universal life insurance policy funded through the Security Life Separate Account L1.

A free prospectus is available upon request by contacting the Security Life of Denver Insurance Company's Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, by calling 1-877-253-5050 or by accessing the SEC's website at www.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Security Life of Denver Insurance Company (the "company," "we," "us," "our") is a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 8055 East Tufts Avenue, Suite 50, Denver, Colorado 80237.

We are a wholly owned indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. Although we are an indirect subsidiary of ING, ING is not responsible for the obligations under the policy. The obligations under the policy are solely the responsibility of Security Life of Denver Insurance Company.

Pursuant to an agreement with the European Commission ("EC"), ING has announced its intention to divest itself of ING U.S., Inc. and its subsidiaries, including the company ("ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. Under the agreement with the EC, ING is required to divest itself of at least 25 percent of ING U.S. by the end of 2013, more than 50 percent by the end of 2014 and 100 percent by the end of 2016. While all options for effecting the separation from ING remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., and in connection with the proposed IPO of its common stock ING U.S. filed a registration statement on Form S-1 with the SEC in November 2012, which was amended in January, March and April, 2013. While the base case for the separation is an IPO, all options remain open and it is possible that ING's divestment of ING U.S. may take place by means of a sale to a single buyer or group of buyers.

We established the Security Life Separate Account L1 (the "Separate Account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado for the purpose of funding variable life insurance policies issued by us. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available Subaccounts of the Separate Account. Each Subaccount invests in shares of a corresponding mutual fund at net asset value. We may make additions to, deletions from or substitutions of available mutual funds as permitted by law and subject to the conditions of the policy.

Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the Separate Account are borne by the company. We do, however, receive compensation for certain recordkeeping, administration or other services from the mutual funds or affiliates of the mutual funds available through the policies. See "Fees and Charges" in the prospectus.

The company maintains custody of the assets of the Separate Account. As custodian, the company holds cash balances for the Separate Account pending investment in the mutual funds or distribution. The mutual funds in whose shares the assets of the Subaccounts of the Separate Account are invested each have custodians, as discussed in the respective mutual fund prospectuses.

PERFORMANCE REPORTING AND ADVERTISING

Information regarding the past, or historical, performance of the Subaccounts of the Separate Account and the mutual funds available for investment through the Subaccounts of the Separate Account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. SUCH PERFORMANCE INFORMATION FOR THE SUBACCOUNTS WILL REFLECT THE DEDUCTION OF ALL FUND FEES AND CHARGES, INCLUDING INVESTMENT MANAGEMENT FEES, DISTRIBUTION (12B-1) FEES AND OTHER EXPENSES BUT WILL NOT REFLECT DEDUCTIONS FOR ANY POLICY FEES AND CHARGES. IF THE POLICY'S TAX, SALES, COST OF INSURANCE, MORTALITY AND EXPENSE RISK, POLICY AND ADMINISTRATIVE CHARGES AND THE OTHER TRANSACTION, PERIODIC OR OPTIONAL BENEFITS FEES AND CHARGES WERE DEDUCTED, THE PERFORMANCE SHOWN WOULD BE SIGNIFICANTLY LOWER.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

Performance history of the Subaccounts of the Separate Account and the corresponding mutual funds is measured by comparing the value at the beginning of the period to the value at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years (if the mutual fund has been in existence for these periods) and since the inception date of the mutual fund (if the mutual fund has been in existence for less than ten years). We may provide performance information showing average annual total returns for periods prior to the date a Subaccount commenced operation. We will calculate such performance information based on the assumption that the Subaccounts were in existence for the same periods as those indicated for the mutual funds, with the level of charges at the Separate Account level that were in effect at the inception of the Subaccounts. Performance information will be specific to the class of mutual fund shares offered through the policy, however, for periods prior to the date a class of mutual fund shares commenced operations, performance information may be based on a different class of shares of the same mutual fund. In this case, performance for the periods prior to the date a class of mutual fund shares commenced operations will be adjusted by the mutual fund fees and expenses associated with the class of mutual fund shares offered through the policy.

We may compare performance of the Subaccounts and/or the mutual funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the Subaccounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as *Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's* and *Fortune*. Lipper and Morningstar are independent services that monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each Subaccount in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each Subaccount to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

To help you better understand how your policy's death benefits, policy value and surrender value will vary over time under different sets of assumptions, we encourage you to obtain a personalized illustration. Personalized illustrations will assume deductions for fund expenses and policy and Separate Account charges. We will base these illustrations on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. These personalized illustrations will be based on either a hypothetical investment return of the mutual funds of 0.00% and other percentages not to exceed 12.00% or on the actual historical experience of the mutual funds as if the Subaccounts had been in existence and a policy issued for the same periods as those indicated for the mutual funds. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average. A personalized illustration is available upon request by contacting our Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065 or by calling 1-877-253-5050.

EXPERTS

The statements of assets and liabilities of Security Life Separate Account L1 as of December 31, 2012, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the statutory basis financial statements of Security Life of Denver Insurance Company as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, included in this Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the Separate Account statements of assets and liabilities as of December 31, 2012, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements have been audited by Ernst & Young LLP, independent registered public accounting firm.

The statutory basis financial statements of the Company as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, have been audited by Ernst & Young LLP, independent registered public accounting firm. The financial statements of the Company should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon the ability of the Company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account. The statutory basis financial statements of the Company as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, have been prepared on the basis of statutory accounting practices prescribed or permitted by the State of Colorado Division of Insurance.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

FINANCIAL STATEMENTS

Security Life of Denver Insurance Company

Security Life Separate Account L1

Year Ended December 31, 2012

with Report of Independent Registered Public Accounting Firm

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SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Financial Statements
Year Ended December 31, 2012

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
Security Life of Denver Insurance Company

We have audited the accompanying financial statements of Security Life of Denver Insurance Company Security Life Separate Account L1 (the "Account"), which comprise the statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2012, and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2012 and 2011. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2012, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting Security Life of Denver Insurance Company Security Life Separate Account L1 at December 31, 2012, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2012 and 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 4, 2013

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2012
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	BlackRock Global Allocation V.I. Fund - Class III
Assets					
Investments in mutual funds					
at fair value	$ 6,144	$ 43,946	$ 24,813	$ 42,279	$ 12,769
Total assets	6,144	43,946	24,813	42,279	12,769
Net assets	$ 6,144	$ 43,946	$ 24,813	$ 42,279	$ 12,769
Total number of mutual fund shares	203,836	726,987	648,880	2,399,510	890,433
Cost of mutual fund shares	$ 5,083	$ 34,850	$ 22,223	$ 39,151	$ 12,568

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2012
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	ING Balanced Portfolio - Class I	ING Intermediate Bond Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 5,471	$ 24,446	$ 296	$ 7,776	$ 35,828
Total assets	5,471	24,446	296	7,776	35,828
Net assets	$ 5,471	$ 24,446	$ 296	$ 7,776	$ 35,828
Total number of mutual fund shares	275,363	927,389	22,690	633,702	2,764,511
Cost of mutual fund shares	$ 5,175	$ 20,092	$ 278	$ 7,097	$ 33,685

The accompanying notes are an integral part of these financial statements.

3

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2012
(Dollars in thousands)

	ING BlackRock Health Sciences Opportunities Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class	ING DFA Global Allocation Portfolio - Institutional Class	ING DFA World Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 3,466	$ 1,569	$ 11,706	$ 489	$ 1,441
Total assets	3,466	1,569	11,706	489	1,441
Net assets	$ 3,466	$ 1,569	$ 11,706	$ 489	$ 1,441
Total number of mutual fund shares	258,099	143,202	1,053,675	45,929	162,819
Cost of mutual fund shares	$ 3,248	$ 1,564	$ 10,141	$ 476	$ 1,357

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2012
(Dollars in thousands)

	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING Franklin Templeton Founding Strategy Portfolio - Institutional Class	ING Global Resources Portfolio - Institutional Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 18,771	$ 942	$ 16,414	$ 9,472	$ 31,544
Total assets	18,771	942	16,414	9,472	31,544
Net assets	$ 18,771	$ 942	$ 16,414	$ 9,472	$ 31,544
Total number of mutual fund shares	1,213,392	104,097	870,326	401,535	1,507,097
Cost of mutual fund shares	$ 15,361	$ 875	$ 17,383	$ 7,761	$ 29,402

The accompanying notes are an integral part of these financial statements.

5

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2012
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Value Portfolio - Institutional Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 24,029	$ 24,685	$ 162	$ 21,872	$ 46,173
Total assets	24,029	24,685	162	21,872	46,173
Net assets	$ 24,029	$ 24,685	$ 162	$ 21,872	$ 46,173
Total number of mutual fund shares	1,557,264	1,667,933	17,593	2,142,230	46,172,620
Cost of mutual fund shares	$ 18,497	$ 17,463	$ 144	$ 22,171	$ 46,173

The accompanying notes are an integral part of these financial statements.

6

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2012
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service Class	ING Marsico Growth Portfolio - Institutional Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Utilities Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 34,850	$ 7,380	$ 5,324	$ 9,832	$ 48,641
Total assets	34,850	7,380	5,324	9,832	48,641
Net assets	$ 34,850	$ 7,380	$ 5,324	$ 9,832	$ 48,641
Total number of mutual fund shares	34,849,977	387,805	330,468	655,482	3,986,945
Cost of mutual fund shares	$ 34,850	$ 7,035	$ 4,851	$ 8,872	$ 47,961

The accompanying notes are an integral part of these financial statements.

7

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2012
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Retirement Growth Portfolio - Institutional Class	ING Retirement Moderate Growth Portfolio - Institutional Class	ING Retirement Moderate Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 1,113	$ 6,134	$ 29,603	$ 14,603	$ 9,467
Total assets	1,113	6,134	29,603	14,603	9,467
Net assets	$ 1,113	$ 6,134	$ 29,603	$ 14,603	$ 9,467
Total number of mutual fund shares	97,455	542,866	2,605,856	1,274,287	808,429
Cost of mutual fund shares	$ 1,000	$ 5,278	$ 25,475	$ 12,531	$ 8,753

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2012
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING T. Rowe Price International Stock Portfolio - Institutional Class	ING U.S. Stock Index Portfolio - Institutional Class	ING American Century Small-Mid Cap Value Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 55,562	$ 26,310	$ 8,463	$ 128,974	$ 131
Total assets	55,562	26,310	8,463	128,974	131
Net assets	$ 55,562	$ 26,310	$ 8,463	$ 128,974	$ 131
Total number of mutual fund shares	2,218,918	2,003,839	720,833	11,215,106	10,813
Cost of mutual fund shares	$ 45,295	$ 22,062	$ 7,617	$ 122,320	$ 104

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2012
(Dollars in thousands)

	ING Baron Growth Portfolio - Initial Class	ING Columbia Small Cap Value II Portfolio - Initial Class	ING Global Bond Portfolio - Service Class	ING Invesco Van Kampen Comstock Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 11,798	$ 6,605	$ 18,884	$ 6,479	$ 1,497
Total assets	11,798	6,605	18,884	6,479	1,497
Net assets	$ 11,798	$ 6,605	$ 18,884	$ 6,479	$ 1,497
Total number of mutual fund shares	495,719	573,867	1,644,942	562,865	41,082
Cost of mutual fund shares	$ 10,270	$ 5,611	$ 18,492	$ 5,376	$ 1,369

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2012
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 12,975	$ 18,504	$ 9,371	$ 29,740	$ 29,026
Total assets	12,975	18,504	9,371	29,740	29,026
Net assets	$ 12,975	$ 18,504	$ 9,371	$ 29,740	$ 29,026
Total number of mutual fund shares	772,782	1,228,656	760,662	2,563,758	3,313,467
Cost of mutual fund shares	$ 10,642	$ 15,529	$ 8,943	$ 28,496	$ 23,056

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2012
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 12,220	$ 3,785	$ 97	$ 321	$ 1,276
Total assets	12,220	3,785	97	321	1,276
Net assets	$ 12,220	$ 3,785	$ 97	$ 321	$ 1,276
Total number of mutual fund shares	1,095,973	386,203	8,725	29,241	115,520
Cost of mutual fund shares	$ 10,426	$ 3,543	$ 107	$ 291	$ 1,316

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2012
(Dollars in thousands)

	ING Growth and Income Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 5,516	$ 13,703	$ 8,561	$ 8,753	$ 17,440
Total assets	5,516	13,703	8,561	8,753	17,440
Net assets	$ 5,516	$ 13,703	$ 8,561	$ 8,753	$ 17,440
Total number of mutual fund shares	224,771	891,519	482,040	565,464	2,073,707
Cost of mutual fund shares	$ 4,755	$ 12,482	$ 7,772	$ 7,470	$ 15,844

The accompanying notes are an integral part of these financial statements.

13

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2012
(Dollars in thousands)

	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Mid Cap Growth Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 34,394	$ 1,836	$ 5,839	$ 2,212	$ 2,345
Total assets	34,394	1,836	5,839	2,212	2,345
Net assets	$ 34,394	$ 1,836	$ 5,839	$ 2,212	$ 2,345
Total number of mutual fund shares	2,049,723	166,260	409,148	120,427	182,370
Cost of mutual fund shares	$ 26,200	$ 1,683	$ 5,286	$ 2,025	$ 2,226

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2012
(Dollars in thousands)

	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class I	M Business Opportunity Value Fund
Assets					
Investments in mutual funds					
at fair value	$ 9,129	$ 4,372	$ 2,392	$ 5,696	$ 1,891
Total assets	9,129	4,372	2,392	5,696	1,891
Net assets	$ 9,129	$ 4,372	$ 2,392	$ 5,696	$ 1,891
Total number of mutual fund shares	471,760	398,577	185,711	255,184	165,288
Cost of mutual fund shares	$ 7,116	$ 4,389	$ 1,851	$ 5,771	$ 1,586

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2012
(Dollars in thousands)

	M Capital Appreciation Fund	M International Equity Fund	M Large Cap Growth Fund	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Van Eck VIP Global Hard Assets Fund - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 6,072	$ 12,330	$ 3,989	$ 1,394	$ 3,591
Total assets	6,072	12,330	3,989	1,394	3,591
Net assets	$ 6,072	$ 12,330	$ 3,989	$ 1,394	$ 3,591
Total number of mutual fund shares	259,715	1,065,665	207,762	87,745	123,271
Cost of mutual fund shares	$ 5,292	$ 12,617	$ 3,381	$ 1,302	$ 3,842

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	BlackRock Global Allocation V.I. Fund - Class III
Net investment income (loss)					
Income:					
Dividends	$ 61	$ 346	$ 391	$ 615	$ 186
Total investment income	61	346	391	615	186
Expenses:					
Mortality, expense risk and other charges	42	132	74	130	27
Total expenses	42	132	74	130	27
Net investment income (loss)	19	214	317	485	159
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	153	(1,771)	(1,016)	(3,501)	437
Capital gains distributions	-	-	-	-	42
Total realized gain (loss) on investments and capital gains distributions	153	(1,771)	(1,016)	(3,501)	479
Net unrealized appreciation (depreciation) of investments	624	9,157	4,760	9,818	744
Net realized and unrealized gain (loss) on investments	777	7,386	3,744	6,317	1,223
Net increase (decrease) in net assets resulting from operations	$ 796	$ 7,600	$ 4,061	$ 6,802	$ 1,382

The accompanying notes are an integral part of these financial statements.

17

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	ING Balanced Portfolio - Class I	ING Intermediate Bond Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 163	$ 312	$ 7	$ 235	$ 1,611
Total investment income	163	312	7	235	1,611
Expenses:					
Mortality, expense risk and other charges	15	69	1	45	134
Total expenses	15	69	1	45	134
Net investment income (loss)	148	243	6	190	1,477
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	371	1,266	2	(249)	1,051
Capital gains distributions	313	-	8	-	-
Total realized gain (loss) on investments and capital gains distributions	684	1,266	10	(249)	1,051
Net unrealized appreciation (depreciation) of investments	(154)	2,013	1	992	702
Net realized and unrealized gain (loss) on investments	530	3,279	11	743	1,753
Net increase (decrease) in net assets resulting from operations	$ 678	$ 3,522	$ 17	$ 933	$ 3,230

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Artio Foreign Portfolio - Institutional Class	ING BlackRock Health Sciences Opportunities Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class	ING DFA Global Allocation Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 196	$ 32	$ 14	$ 59	$ 9
Total investment income	196	32	14	59	9
Expenses:					
Mortality, expense risk and other charges	19	9	5	42	1
Total expenses	19	9	5	42	1
Net investment income (loss)	177	23	9	17	8
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,622)	194	26	481	(1)
Capital gains distributions	-	51	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(2,622)	245	26	481	(1)
Net unrealized appreciation (depreciation) of investments	2,780	232	46	1,824	24
Net realized and unrealized gain (loss) on investments	158	477	72	2,305	23
Net increase (decrease) in net assets resulting from operations	$ 335	$ 500	$ 81	$ 2,322	$ 31

The accompanying notes are an integral part of these financial statements.

19

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING DFA World Equity Portfolio - Institutional Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	ING Franklin Templeton Founding Strategy Portfolio - Institutional Class	ING Global Resources Portfolio - Institutional Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 21	$ 164	$ 30	$ 187	$ 170
Total investment income	21	164	30	187	170
Expenses:					
Mortality, expense risk and other charges	2	109	2	46	25
Total expenses	2	109	2	46	25
Net investment income (loss)	19	55	28	141	145
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	8	5	18	302	(42)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	8	5	18	302	(42)
Net unrealized appreciation (depreciation) of investments	136	2,445	72	(907)	1,123
Net realized and unrealized gain (loss) on investments	144	2,450	90	(605)	1,081
Net increase (decrease) in net assets resulting from operations	$ 163	$ 2,505	$ 118	$ (464)	$ 1,226

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Value Portfolio - Institutional Class	ING Limited Maturity Bond Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 95	$ 132	$ 4	$ 192
Total investment income	-	95	132	4	192
Expenses:					
Mortality, expense risk and other charges	126	145	145	1	86
Total expenses	126	145	145	1	86
Net investment income (loss)	(126)	(50)	(13)	3	106
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,893	297	1,993	1	(73)
Capital gains distributions	751	-	220	-	-
Total realized gain (loss) on investments and capital gains distributions	2,644	297	2,213	1	(73)
Net unrealized appreciation (depreciation) of investments	2,399	3,755	1,629	17	248
Net realized and unrealized gain (loss) on investments	5,043	4,052	3,842	18	175
Net increase (decrease) in net assets resulting from operations	$ 4,917	$ 4,002	$ 3,829	$ 21	$ 281

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Liquid Assets Portfolio - Institutional Class	ING Liquid Assets Portfolio - Service Class	ING Marsico Growth Portfolio - Institutional Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Utilities Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 48	$ -	$ 55	$ 135	$ 312
Total investment income	48	-	55	135	312
Expenses:					
Mortality, expense risk and other charges	366	-	27	11	45
Total expenses	366	-	27	11	45
Net investment income (loss)	(318)	-	28	124	267
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	1,443	254	1,139
Capital gains distributions	3	3	-	-	-
Total realized gain (loss) on investments and capital gains distributions	3	3	1,443	254	1,139
Net unrealized appreciation (depreciation) of investments	-	-	(604)	146	(197)
Net realized and unrealized gain (loss) on investments	3	3	839	400	942
Net increase (decrease) in net assets resulting from operations	$ (315)	$ 3	$ 867	$ 524	$ 1,209

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING PIMCO Total Return Bond Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Retirement Growth Portfolio - Institutional Class	ING Retirement Moderate Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 1,724	$ 17	$ 72	$ 786	$ 445
Total investment income	1,724	17	72	786	445
Expenses:					
Mortality, expense risk and other charges	168	6	23	52	32
Total expenses	168	6	23	52	32
Net investment income (loss)	1,556	11	49	734	413
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(502)	186	390	636	334
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(502)	186	390	636	334
Net unrealized appreciation (depreciation) of investments	2,773	(71)	235	2,034	919
Net realized and unrealized gain (loss) on investments	2,271	115	625	2,670	1,253
Net increase (decrease) in net assets resulting from operations	$ 3,827	$ 126	$ 674	$ 3,404	$ 1,666

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Retirement Moderate Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING T. Rowe Price International Stock Portfolio - Institutional Class	ING U.S. Stock Index Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 333	$ 992	$ 571	$ 45	$ 2,390
Total investment income	333	992	571	45	2,390
Expenses:					
Mortality, expense risk and other charges	39	188	118	27	760
Total expenses	39	188	118	27	760
Net investment income (loss)	294	804	453	18	1,630
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	524	(8)	1,040	313	1,256
Capital gains distributions	-	1,536	-	-	3,457
Total realized gain (loss) on investments and capital gains distributions	524	1,528	1,040	313	4,713
Net unrealized appreciation (depreciation) of investments	131	4,875	2,571	1,069	11,297
Net realized and unrealized gain (loss) on investments	655	6,403	3,611	1,382	16,010
Net increase (decrease) in net assets resulting from operations	$ 949	$ 7,207	$ 4,064	$ 1,400	$ 17,640

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING Baron Growth Portfolio - Initial Class	ING Columbia Small Cap Value II Portfolio - Initial Class	ING Global Bond Portfolio - Service Class	ING Invesco Van Kampen Comstock Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ -	$ 36	$ 1,144	$ 94
Total investment income	2	-	36	1,144	94
Expenses:					
Mortality, expense risk and other charges	1	35	27	75	15
Total expenses	1	35	27	75	15
Net investment income (loss)	1	(35)	9	1,069	79
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	525	616	992	442
Capital gains distributions	13	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	11	525	616	992	442
Net unrealized appreciation (depreciation) of investments	13	1,510	291	(771)	556
Net realized and unrealized gain (loss) on investments	24	2,035	907	221	998
Net increase (decrease) in net assets resulting from operations	$ 25	$ 2,000	$ 916	$ 1,290	$ 1,077

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 41	$ 116	$ 208	$ 317	$ 1,554
Total investment income	41	116	208	317	1,554
Expenses:					
Mortality, expense risk and other charges	7	36	28	37	107
Total expenses	7	36	28	37	107
Net investment income (loss)	34	80	180	280	1,447
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	94	2,150	209	69	586
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	94	2,150	209	69	586
Net unrealized appreciation (depreciation) of investments	109	117	2,806	419	1,610
Net realized and unrealized gain (loss) on investments	203	2,267	3,015	488	2,196
Net increase (decrease) in net assets resulting from operations	$ 237	$ 2,347	$ 3,195	$ 768	$ 3,643

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 146	$ 170	$ 36	$ 3	$ 5
Total investment income	146	170	36	3	5
Expenses:					
Mortality, expense risk and other charges	158	23	17	1	1
Total expenses	158	23	17	1	1
Net investment income (loss)	(12)	147	19	2	4
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	686	76	341	(1)	(8)
Capital gains distributions	2,383	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	3,069	76	341	(1)	(8)
Net unrealized appreciation (depreciation) of investments	1,200	1,794	31	9	48
Net realized and unrealized gain (loss) on investments	4,269	1,870	372	8	40
Net increase (decrease) in net assets resulting from operations	$ 4,257	$ 2,017	$ 391	$ 10	$ 44

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 26	$ 100	$ 211	$ 78	$ 57
Total investment income	26	100	211	78	57
Expenses:					
Mortality, expense risk and other charges	-	9	62	23	23
Total expenses	-	9	62	23	23
Net investment income (loss)	26	91	149	55	34
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(35)	727	(77)	570	1,096
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(35)	727	(77)	570	1,096
Net unrealized appreciation (depreciation) of investments	167	11	1,579	719	(150)
Net realized and unrealized gain (loss) on investments	132	738	1,502	1,289	946
Net increase (decrease) in net assets resulting from operations	$ 158	$ 829	$ 1,651	$ 1,344	$ 980

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Mid Cap Growth Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 434	$ 443	$ 43	$ 121	$ 15
Total investment income	434	443	43	121	15
Expenses:					
Mortality, expense risk and other charges	106	223	3	21	10
Total expenses	106	223	3	21	10
Net investment income (loss)	328	220	40	100	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	74	3,194	81	576	(3)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	74	3,194	81	576	(3)
Net unrealized appreciation (depreciation) of investments	2,327	1,128	92	173	312
Net realized and unrealized gain (loss) on investments	2,401	4,322	173	749	309
Net increase (decrease) in net assets resulting from operations	$ 2,729	$ 4,542	$ 213	$ 849	$ 314

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 20	$ 13	$ 100	$ 13	$ -
Total investment income	20	13	100	13	-
Expenses:					
Mortality, expense risk					
and other charges	8	44	18	6	26
Total expenses	8	44	18	6	26
Net investment income (loss)	12	(31)	82	7	(26)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	16	496	70	119	195
Capital gains distributions	109	332	105	62	604
Total realized gain (loss) on investments					
and capital gains distributions	125	828	175	181	799
Net unrealized appreciation					
(depreciation) of investments	119	455	(111)	147	58
Net realized and unrealized gain (loss)					
on investments	244	1,283	64	328	857
Net increase (decrease) in net assets					
resulting from operations	$ 256	$ 1,252	$ 146	$ 335	$ 831

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	M Business Opportunity Value Fund	M Capital Appreciation Fund	M International Equity Fund	M Large Cap Growth Fund	Neuberger Berman AMT Socially Responsive Portfolio® - Class I
Net investment income (loss)					
Income:					
Dividends	$ 20	$ 19	$ 240	$ 1	$ 3
Total investment income	20	19	240	1	3
Expenses:					
Mortality, expense risk and other charges	13	42	81	12	5
Total expenses	13	42	81	12	5
Net investment income (loss)	7	(23)	159	(11)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	168	(64)	(778)	122	88
Capital gains distributions	-	382	-	-	-
Total realized gain (loss) on investments and capital gains distributions	168	318	(778)	122	88
Net unrealized appreciation (depreciation) of investments	97	580	2,678	355	47
Net realized and unrealized gain (loss) on investments	265	898	1,900	477	135
Net increase (decrease) in net assets resulting from operations	$ 272	$ 875	$ 2,059	$ 466	$ 133

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Van Eck VIP Global Hard Assets Fund - Initial Class
Net investment income (loss)	
Income:	
Dividends	$ 23
Total investment income	23
Expenses:	
Mortality, expense risk	
and other charges	22
Total expenses	22
Net investment income (loss)	1
Realized and unrealized gain (loss)	
on investments	
Net realized gain (loss) on investments	(13)
Capital gains distributions	346
Total realized gain (loss) on investments	
and capital gains distributions	333
Net unrealized appreciation	
(depreciation) of investments	(217)
Net realized and unrealized gain (loss)	
on investments	116
Net increase (decrease) in net assets	
resulting from operations	$ 117

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	BlackRock Global Allocation V.I. Fund - Class III
Net assets at January 1, 2011	$ 7,792	$ 53,940	$ 26,750	$ 47,770	$ 14,033
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	19	170	330	636	336
Total realized gain (loss) on investments and capital gains distributions	132	(2,064)	(403)	(2,421)	539
Net unrealized appreciation (depreciation) of investments	(171)	(172)	(438)	(4,581)	(1,535)
Net increase (decrease) in net assets from operations	(20)	(2,066)	(511)	(6,366)	(660)
Changes from principal transactions:					
Premiums	-	4,921	3,122	3,677	2,013
Surrenders and withdrawals	(471)	(5,235)	(1,609)	(2,778)	(501)
Cost of insurance and administrative charges	(352)	(2,790)	(1,739)	(2,217)	(684)
Benefit payments	-	-	-	-	(102)
Transfers between Divisions (including fixed account), net	(569)	(1,830)	(897)	(1,473)	1,440
Increase (decrease) in net assets derived from principal transactions	(1,392)	(4,934)	(1,123)	(2,791)	2,166
Total increase (decrease) in net assets	(1,412)	(7,000)	(1,634)	(9,157)	1,506
Net assets at December 31, 2011	6,380	46,940	25,116	38,613	15,539
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	19	214	317	485	159
Total realized gain (loss) on investments and capital gains distributions	153	(1,771)	(1,016)	(3,501)	479
Net unrealized appreciation (depreciation) of investments	624	9,157	4,760	9,818	744
Net increase (decrease) in net assets from operations	796	7,600	4,061	6,802	1,382
Changes from principal transactions:					
Premiums	-	3,934	2,742	3,242	1,880
Surrenders and withdrawals	(295)	(3,579)	(2,572)	(3,781)	(468)
Cost of insurance and administrative charges	(305)	(2,637)	(1,710)	(2,063)	(751)
Benefit payments	-	-	-	-	-
Transfers between Divisions (including fixed account), net	(432)	(8,312)	(2,824)	(534)	(4,813)
Increase (decrease) in net assets derived from principal transactions	(1,032)	(10,594)	(4,364)	(3,136)	(4,152)
Total increase (decrease) in net assets	(236)	(2,994)	(303)	3,666	(2,770)
Net assets at December 31, 2012	$ 6,144	$ 43,946	$ 24,813	$ 42,279	$ 12,769

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	ING Balanced Portfolio - Class I	ING Intermediate Bond Portfolio - Class I
Net assets at January 1, 2011	$ 4,081	$ 21,104	$ 399	$ 9,474	$ 38,121
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	101	142	8	183	1,554
Total realized gain (loss) on investments and capital gains distributions	(54)	(236)	19	(469)	(142)
Net unrealized appreciation (depreciation) of investments	(44)	(546)	(3)	169	1,219
Net increase (decrease) in net assets from operations	3	(640)	24	(117)	2,631
Changes from principal transactions:					
Premiums	354	2,317	-	678	2,520
Surrenders and withdrawals	(116)	(933)	(98)	(1,195)	(1,957)
Cost of insurance and administrative charges	(261)	(1,161)	(14)	(699)	(2,145)
Benefit payments	-	-	-	-	-
Transfers between Divisions (including fixed account), net	(113)	775	(15)	(594)	(956)
Increase (decrease) in net assets derived from principal transactions	(136)	998	(127)	(1,810)	(2,538)
Total increase (decrease) in net assets	(133)	358	(103)	(1,927)	93
Net assets at December 31, 2011	3,948	21,462	296	7,547	38,214
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	148	243	6	190	1,477
Total realized gain (loss) on investments and capital gains distributions	684	1,266	10	(249)	1,051
Net unrealized appreciation (depreciation) of investments	(154)	2,013	1	992	702
Net increase (decrease) in net assets from operations	678	3,522	17	933	3,230
Changes from principal transactions:					
Premiums	300	2,191	-	588	2,758
Surrenders and withdrawals	(425)	(2,645)	-	(297)	(1,531)
Cost of insurance and administrative charges	(278)	(1,247)	(14)	(630)	(2,253)
Benefit payments	-	-	-	-	-
Transfers between Divisions (including fixed account), net	1,248	1,163	(3)	(365)	(4,590)
Increase (decrease) in net assets derived from principal transactions	845	(538)	(17)	(704)	(5,616)
Total increase (decrease) in net assets	1,523	2,984	-	229	(2,386)
Net assets at December 31, 2012	$ 5,471	$ 24,446	$ 296	$ 7,776	$ 35,828

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Artio Foreign Portfolio - Institutional Class	ING BlackRock Health Sciences Opportunities Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class	ING DFA Global Allocation Portfolio - Institutional Class
Net assets at January 1, 2011	$ 16,750	$ 2,714	$ 2,254	$ 10,465	$ 483
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	264	20	3	358	2
Total realized gain (loss) on investments and capital gains distributions	(1,744)	170	356	38	4
Net unrealized appreciation (depreciation) of investments	(1,730)	(254)	(413)	(1,239)	(10)
Net increase (decrease) in net assets from operations	(3,210)	(64)	(54)	(843)	(4)
Changes from principal transactions:					
Premiums	1,229	-	-	405	26
Surrenders and withdrawals	(1,720)	-	-	(787)	(4)
Cost of insurance and administrative charges	(732)	-	-	(541)	(15)
Benefit payments	(21)	-	-	-	-
Transfers between Divisions (including fixed account), net	(640)	(384)	(580)	109	(328)
Increase (decrease) in net assets derived from principal transactions	(1,884)	(384)	(580)	(814)	(321)
Total increase (decrease) in net assets	(5,094)	(448)	(634)	(1,657)	(325)
Net assets at December 31, 2011	11,656	2,266	1,620	8,808	158
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	177	23	9	17	8
Total realized gain (loss) on investments and capital gains distributions	(2,622)	245	26	481	(1)
Net unrealized appreciation (depreciation) of investments	2,780	232	46	1,824	24
Net increase (decrease) in net assets from operations	335	500	81	2,322	31
Changes from principal transactions:					
Premiums	506	-	-	371	89
Surrenders and withdrawals	(168)	-	-	(914)	(3)
Cost of insurance and administrative charges	(358)	-	-	(508)	(33)
Benefit payments	-	-	-	-	-
Transfers between Divisions (including fixed account), net	(11,971)	700	(132)	1,627	247
Increase (decrease) in net assets derived from principal transactions	(11,991)	700	(132)	576	300
Total increase (decrease) in net assets	(11,656)	1,200	(51)	2,898	331
Net assets at December 31, 2012	$ -	$ 3,466	$ 1,569	$ 11,706	$ 489

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING DFA World Equity Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING Franklin Templeton Founding Strategy Portfolio - Institutional Class	ING Global Resources Portfolio - Institutional Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class
Net assets at January 1, 2011	$ 334	$ 22,228	$ 692	$ 24,638	$ 8,169
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	13	(78)	22	102	76
Total realized gain (loss) on investments and capital gains distributions	7	398	16	3,236	(139)
Net unrealized appreciation (depreciation) of investments	(83)	(2,698)	(64)	(5,281)	(134)
Net increase (decrease) in net assets from operations	(63)	(2,378)	(26)	(1,943)	(197)
Changes from principal transactions:					
Premiums	130	1,599	121	1,972	733
Surrenders and withdrawals	(5)	(643)	(17)	(1,708)	(338)
Cost of insurance and administrative charges	(95)	(975)	(68)	(1,448)	(340)
Benefit payments	-	(21)	-	-	(22)
Transfers between Divisions (including fixed account), net	428	(2,154)	(35)	(2,128)	174
Increase (decrease) in net assets derived from principal transactions	458	(2,194)	1	(3,312)	207
Total increase (decrease) in net assets	395	(4,572)	(25)	(5,255)	10
Net assets at December 31, 2011	729	17,656	667	19,383	8,179
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	19	55	28	141	145
Total realized gain (loss) on investments and capital gains distributions	8	5	18	302	(42)
Net unrealized appreciation (depreciation) of investments	136	2,445	72	(907)	1,123
Net increase (decrease) in net assets from operations	163	2,505	118	(464)	1,226
Changes from principal transactions:					
Premiums	355	1,068	135	1,229	731
Surrenders and withdrawals	(6)	(729)	(27)	(1,068)	(409)
Cost of insurance and administrative charges	(143)	(861)	(68)	(1,092)	(374)
Benefit payments	-	-	-	-	-
Transfers between Divisions (including fixed account), net	343	(868)	117	(1,574)	119
Increase (decrease) in net assets derived from principal transactions	549	(1,390)	157	(2,505)	67
Total increase (decrease) in net assets	712	1,115	275	(2,969)	1,293
Net assets at December 31, 2012	$ 1,441	$ 18,771	$ 942	$ 16,414	$ 9,472

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Value Portfolio - Institutional Class	ING Limited Maturity Bond Portfolio - Service Class
Net assets at January 1, 2011	$ 39,420	$ 27,719	$ 24,199	$ -	$ 27,718
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	202	(15)	(72)	1	814
Total realized gain (loss) on investments and capital gains distributions	(75)	(717)	2,527	-	(455)
Net unrealized appreciation (depreciation) of investments	(6,459)	411	(1,944)	1	(121)
Net increase (decrease) in net assets from operations	(6,332)	(321)	511	2	238
Changes from principal transactions:					
Premiums	2,301	1,727	1,562	-	2,726
Surrenders and withdrawals	(1,222)	(1,957)	(2,589)	(1)	(4,600)
Cost of insurance and administrative charges	(1,736)	(1,454)	(1,599)	(5)	(1,520)
Benefit payments	(83)	-	-	-	-
Transfers between Divisions (including fixed account), net	(6,037)	(3,337)	411	153	1,240
Increase (decrease) in net assets derived from principal transactions	(6,777)	(5,021)	(2,215)	147	(2,154)
Total increase (decrease) in net assets	(13,109)	(5,342)	(1,704)	149	(1,916)
Net assets at December 31, 2011	26,311	22,377	22,495	149	25,802
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	(126)	(50)	(13)	3	106
Total realized gain (loss) on investments and capital gains distributions	2,644	297	2,213	1	(73)
Net unrealized appreciation (depreciation) of investments	2,399	3,755	1,629	17	248
Net increase (decrease) in net assets from operations	4,917	4,002	3,829	21	281
Changes from principal transactions:					
Premiums	1,840	1,335	1,492	-	1,988
Surrenders and withdrawals	(2,202)	(2,277)	(1,630)	(1)	(3,031)
Cost of insurance and administrative charges	(1,488)	(1,307)	(1,552)	(5)	(1,391)
Benefit payments	-	-	-	-	-
Transfers between Divisions (including fixed account), net	2,166	(101)	51	(2)	(1,777)
Increase (decrease) in net assets derived from principal transactions	316	(2,350)	(1,639)	(8)	(4,211)
Total increase (decrease) in net assets	5,233	1,652	2,190	13	(3,930)
Net assets at December 31, 2012	$ 31,544	$ 24,029	$ 24,685	$ 162	$ 21,872

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Liquid Assets Portfolio - Institutional Class	ING Liquid Assets Portfolio - Service Class	ING Marsico Growth Portfolio - Institutional Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Utilities Portfolio - Service Class
Net assets at January 1, 2011	$ 57,949	$ 36,858	$ 7,271	$ 5,158	$ 9,086
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	(396)	-	11	111	319
Total realized gain (loss) on investments					
and capital gains distributions	16	11	76	187	956
Net unrealized appreciation (depreciation)					
of investments	-	-	(272)	(200)	(609)
Net increase (decrease) in net assets from operations	(380)	11	(185)	98	666
Changes from principal transactions:					
Premiums	6,446	11,429	382	782	657
Surrenders and withdrawals	(7,797)	(5,614)	(342)	(941)	(684)
Cost of insurance and administrative charges	(6,177)	(3,304)	(474)	(348)	(574)
Benefit payments	(3,794)	(1,195)	-	-	-
Transfers between Divisions					
(including fixed account), net	7,221	1,864	1,915	264	1,667
Increase (decrease) in net assets derived from					
principal transactions	(4,101)	3,180	1,481	(243)	1,066
Total increase (decrease) in net assets	(4,481)	3,191	1,296	(145)	1,732
Net assets at December 31, 2011	53,468	40,049	8,567	5,013	10,818
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	(318)	-	28	124	267
Total realized gain (loss) on investments					
and capital gains distributions	3	3	1,443	254	1,139
Net unrealized appreciation (depreciation)					
of investments	-	-	(604)	146	(197)
Net increase (decrease) in net assets from operations	(315)	3	867	524	1,209
Changes from principal transactions:					
Premiums	6,578	10,091	385	761	732
Surrenders and withdrawals	(10,947)	(4,718)	(507)	(279)	(471)
Cost of insurance and administrative charges	(6,385)	(3,086)	(494)	(383)	(592)
Benefit payments	(3,841)	(325)	-	-	-
Transfers between Divisions					
(including fixed account), net	7,615	(7,164)	(1,438)	(312)	(1,864)
Increase (decrease) in net assets derived from					
principal transactions	(6,980)	(5,202)	(2,054)	(213)	(2,195)
Total increase (decrease) in net assets	(7,295)	(5,199)	(1,187)	311	(986)
Net assets at December 31, 2012	$ 46,173	$ 34,850	$ 7,380	$ 5,324	$ 9,832

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING PIMCO Total Return Bond Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Retirement Growth Portfolio - Institutional Class	ING Retirement Moderate Growth Portfolio - Institutional Class
Net assets at January 1, 2011	$ 40,631	$ 2,129	$ 7,460	$ 26,416	$ 14,727
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	1,630	14	79	272	184
Total realized gain (loss) on investments and capital gains distributions	1,386	300	269	486	254
Net unrealized appreciation (depreciation) of investments	(1,818)	(350)	(710)	(989)	(412)
Net increase (decrease) in net assets from operations	1,198	(36)	(362)	(231)	26
Changes from principal transactions:					
Premiums	3,771	-	-	3,996	1,412
Surrenders and withdrawals	(5,696)	-	-	(2,556)	(558)
Cost of insurance and administrative charges	(2,410)	-	-	(1,847)	(1,097)
Benefit payments	-	-	-	-	-
Transfers between Divisions (including fixed account), net	4,382	(766)	(786)	(219)	(147)
Increase (decrease) in net assets derived from principal transactions	47	(766)	(786)	(626)	(390)
Total increase (decrease) in net assets	1,245	(802)	(1,148)	(857)	(364)
Net assets at December 31, 2011	41,876	1,327	6,312	25,559	14,363
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	1,556	11	49	734	413
Total realized gain (loss) on investments and capital gains distributions	(502)	186	390	636	334
Net unrealized appreciation (depreciation) of investments	2,773	(71)	235	2,034	919
Net increase (decrease) in net assets from operations	3,827	126	674	3,404	1,666
Changes from principal transactions:					
Premiums	3,606	-	-	3,536	1,147
Surrenders and withdrawals	(6,759)	-	-	(1,195)	(1,161)
Cost of insurance and administrative charges	(2,963)	-	-	(1,823)	(1,091)
Benefit payments	-	-	-	-	-
Transfers between Divisions (including fixed account), net	9,054	(340)	(852)	122	(321)
Increase (decrease) in net assets derived from principal transactions	2,938	(340)	(852)	640	(1,426)
Total increase (decrease) in net assets	6,765	(214)	(178)	4,044	240
Net assets at December 31, 2012	$ 48,641	$ 1,113	$ 6,134	$ 29,603	$ 14,603

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Retirement Moderate Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING T. Rowe Price International Stock Portfolio - Institutional Class	ING U.S. Stock Index Portfolio - Institutional Class
Net assets at January 1, 2011	$ 8,571	$ 54,007	$ 21,486	$ 10,153	$ 135,066
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	114	914	451	306	1,671
Total realized gain (loss) on investments and capital gains distributions	187	(1,529)	(1,177)	787	7,525
Net unrealized appreciation (depreciation) of investments	(139)	1,973	294	(2,191)	(7,417)
Net increase (decrease) in net assets from operations	162	1,358	(432)	(1,098)	1,779
Changes from principal transactions:					
Premiums	758	4,899	1,488	-	7,245
Surrenders and withdrawals	(133)	(2,445)	(2,401)	-	(12,379)
Cost of insurance and administrative charges	(630)	(3,716)	(1,252)	-	(6,900)
Benefit payments	-	-	-	-	(25)
Transfers between Divisions (including fixed account), net	650	(3,471)	5,243	(1,006)	(3,484)
Increase (decrease) in net assets derived from principal transactions	645	(4,733)	3,078	(1,006)	(15,543)
Total increase (decrease) in net assets	807	(3,375)	2,646	(2,104)	(13,764)
Net assets at December 31, 2011	9,378	50,632	24,132	8,049	121,302
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	294	804	453	18	1,630
Total realized gain (loss) on investments and capital gains distributions	524	1,528	1,040	313	4,713
Net unrealized appreciation (depreciation) of investments	131	4,875	2,571	1,069	11,297
Net increase (decrease) in net assets from operations	949	7,207	4,064	1,400	17,640
Changes from principal transactions:					
Premiums	448	4,864	1,421	-	5,580
Surrenders and withdrawals	(1,951)	(3,231)	(1,461)	-	(6,146)
Cost of insurance and administrative charges	(623)	(3,845)	(1,272)	-	(6,464)
Benefit payments	-	-	-	-	-
Transfers between Divisions (including fixed account), net	1,266	(65)	(574)	(986)	(2,938)
Increase (decrease) in net assets derived from principal transactions	(860)	(2,277)	(1,886)	(986)	(9,968)
Total increase (decrease) in net assets	89	4,930	2,178	414	7,672
Net assets at December 31, 2012	$ 9,467	$ 55,562	$ 26,310	$ 8,463	$ 128,974

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING Baron Growth Portfolio - Initial Class	ING Columbia Small Cap Value II Portfolio - Initial Class	ING Global Bond Portfolio - Service Class	ING Invesco Van Kampen Comstock Portfolio - Initial Class
Net assets at January 1, 2011	$ 245	$ 14,740	$ 7,000	$ 16,888	$ 6,651
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	2	(40)	22	1,141	88
Total realized gain (loss) on investments and capital gains distributions	(3)	2,824	750	417	352
Net unrealized appreciation (depreciation) of investments	(5)	(2,822)	(957)	(1,076)	(588)
Net increase (decrease) in net assets from operations	(6)	(38)	(185)	482	(148)
Changes from principal transactions:					
Premiums	-	1,014	492	1,493	645
Surrenders and withdrawals	(23)	(1,484)	(520)	(1,141)	(567)
Cost of insurance and administrative charges	(16)	(607)	(381)	(945)	(384)
Benefit payments	-	(23)	-	-	-
Transfers between Divisions (including fixed account), net	(6)	(3,297)	444	(87)	(156)
Increase (decrease) in net assets derived from principal transactions	(45)	(4,397)	35	(680)	(462)
Total increase (decrease) in net assets	(51)	(4,435)	(150)	(198)	(610)
Net assets at December 31, 2011	194	10,305	6,850	16,690	6,041
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	1	(35)	9	1,069	79
Total realized gain (loss) on investments and capital gains distributions	11	525	616	992	442
Net unrealized appreciation (depreciation) of investments	13	1,510	291	(771)	556
Net increase (decrease) in net assets from operations	25	2,000	916	1,290	1,077
Changes from principal transactions:					
Premiums	-	848	391	1,352	541
Surrenders and withdrawals	(5)	(612)	(1,049)	(3,139)	(798)
Cost of insurance and administrative charges	(10)	(566)	(386)	(1,003)	(372)
Benefit payments	-	-	-	-	-
Transfers between Divisions (including fixed account), net	(73)	(177)	(117)	3,694	(10)
Increase (decrease) in net assets derived from principal transactions	(88)	(507)	(1,161)	904	(639)
Total increase (decrease) in net assets	(63)	1,493	(245)	2,194	438
Net assets at December 31, 2012	$ 131	$ 11,798	$ 6,605	$ 18,884	$ 6,479

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Initial Class
Net assets at January 1, 2011	$ 1,855	$ 12,599	$ 15,468	$ 12,592	$ 24,558
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	43	102	200	329	1,150
Total realized gain (loss) on investments					
and capital gains distributions	(48)	109	313	527	2,071
Net unrealized appreciation (depreciation)					
of investments	(18)	(69)	(1,822)	(491)	(3,404)
Net increase (decrease) in net assets from operations	(23)	142	(1,309)	365	(183)
Changes from principal transactions:					
Premiums	83	1,192	1,536	-	735
Surrenders and withdrawals	(116)	(1,210)	(581)	(462)	(2,323)
Cost of insurance and administrative charges	(121)	(768)	(550)	(419)	(1,106)
Benefit payments	-	-	-	-	-
Transfers between Divisions					
(including fixed account), net	473	368	364	(1,122)	(687)
Increase (decrease) in net assets derived from					
principal transactions	319	(418)	769	(2,003)	(3,381)
Total increase (decrease) in net assets	296	(276)	(540)	(1,638)	(3,564)
Net assets at December 31, 2011	2,151	12,323	14,928	10,954	20,994
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	34	80	180	280	1,447
Total realized gain (loss) on investments					
and capital gains distributions	94	2,150	209	69	586
Net unrealized appreciation (depreciation)					
of investments	109	117	2,806	419	1,610
Net increase (decrease) in net assets from operations	237	2,347	3,195	768	3,643
Changes from principal transactions:					
Premiums	94	1,012	797	-	1,540
Surrenders and withdrawals	(483)	(1,442)	(307)	(731)	(888)
Cost of insurance and administrative charges	(122)	(771)	(503)	(377)	(1,392)
Benefit payments	-	-	-	-	-
Transfers between Divisions					
(including fixed account), net	(380)	(494)	394	(1,243)	5,843
Increase (decrease) in net assets derived from					
principal transactions	(891)	(1,695)	381	(2,351)	5,103
Total increase (decrease) in net assets	(654)	652	3,576	(1,583)	8,746
Net assets at December 31, 2012	$ 1,497	$ 12,975	$ 18,504	$ 9,371	$ 29,740

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I
Net assets at January 1, 2011	$ 36,658	$ -	$ 2,793	$ 91	$ 350
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	(72)	-	19	3	8
Total realized gain (loss) on investments					
and capital gains distributions	(413)	-	14	(1)	(10)
Net unrealized appreciation (depreciation)					
of investments	(648)	-	(129)	(1)	(8)
Net increase (decrease) in net assets from operations	(1,133)	-	(96)	1	(10)
Changes from principal transactions:					
Premiums	1,665	-	195	-	-
Surrenders and withdrawals	(2,187)	-	(8)	-	(11)
Cost of insurance and administrative charges	(1,724)	-	(95)	(2)	(14)
Benefit payments	-	-	-	-	-
Transfers between Divisions					
(including fixed account), net	(4,439)	-	(34)	(1)	(7)
Increase (decrease) in net assets derived from					
principal transactions	(6,685)	-	58	(3)	(32)
Total increase (decrease) in net assets	(7,818)	-	(38)	(2)	(42)
Net assets at December 31, 2011	28,840	-	2,755	89	308
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	(12)	147	19	2	4
Total realized gain (loss) on investments					
and capital gains distributions	3,069	76	341	(1)	(8)
Net unrealized appreciation (depreciation)					
of investments	1,200	1,794	31	9	48
Net increase (decrease) in net assets from operations	4,257	2,017	391	10	44
Changes from principal transactions:					
Premiums	1,500	432	228	-	-
Surrenders and withdrawals	(2,267)	(329)	(37)	-	-
Cost of insurance and administrative charges	(1,645)	(295)	(123)	(2)	(14)
Benefit payments	-	-	-	-	-
Transfers between Divisions					
(including fixed account), net	(1,659)	10,395	571	-	(17)
Increase (decrease) in net assets derived from					
principal transactions	(4,071)	10,203	639	(2)	(31)
Total increase (decrease) in net assets	186	12,220	1,030	8	13
Net assets at December 31, 2012	$ 29,026	$ 12,220	$ 3,785	$ 97	$ 321

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I
Net assets at January 1, 2011	$ 1,280	$ 5,248	$ 12,746	$ 9,922	$ 10,406
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	42	60	180	58	57
Total realized gain (loss) on investments					
and capital gains distributions	(38)	88	(242)	1,902	(148)
Net unrealized appreciation (depreciation)					
of investments	(10)	(161)	(4)	(1,973)	14
Net increase (decrease) in net assets from operations	(6)	(13)	(66)	(13)	(77)
Changes from principal transactions:					
Premiums	-	177	845	742	506
Surrenders and withdrawals	-	(41)	(266)	(1,924)	(421)
Cost of insurance and administrative charges	(76)	(234)	(481)	(565)	(496)
Benefit payments	-	-	-	-	-
Transfers between Divisions					
(including fixed account), net	(1)	(91)	(829)	(916)	(988)
Increase (decrease) in net assets derived from					
principal transactions	(77)	(189)	(731)	(2,663)	(1,399)
Total increase (decrease) in net assets	(83)	(202)	(797)	(2,676)	(1,476)
Net assets at December 31, 2011	1,197	5,046	11,949	7,246	8,930
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	26	91	149	55	34
Total realized gain (loss) on investments					
and capital gains distributions	(35)	727	(77)	570	1,096
Net unrealized appreciation (depreciation)					
of investments	167	11	1,579	719	(150)
Net increase (decrease) in net assets from operations	158	829	1,651	1,344	980
Changes from principal transactions:					
Premiums	-	176	821	649	402
Surrenders and withdrawals	(1)	(511)	(179)	(1,145)	(862)
Cost of insurance and administrative charges	(85)	(273)	(486)	(540)	(480)
Benefit payments	-	-	-	-	-
Transfers between Divisions					
(including fixed account), net	7	249	(53)	1,007	(217)
Increase (decrease) in net assets derived from					
principal transactions	(79)	(359)	103	(29)	(1,157)
Total increase (decrease) in net assets	79	470	1,754	1,315	(177)
Net assets at December 31, 2012	$ 1,276	$ 5,516	$ 13,703	$ 8,561	$ 8,753

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Mid Cap Growth Index Portfolio - Class I
Net assets at January 1, 2011	$ 20,857	$ 37,997	$ 1,636	$ 4,708	$ 2,908
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	336	197	18	56	4
Total realized gain (loss) on investments and capital gains distributions	323	2,518	147	120	388
Net unrealized appreciation (depreciation) of investments	(3,058)	(1,231)	(114)	(157)	(555)
Net increase (decrease) in net assets from operations	(2,399)	1,484	51	19	(163)
Changes from principal transactions:					
Premiums	1,009	2,430	205	312	239
Surrenders and withdrawals	(1,565)	(4,250)	(131)	(644)	(197)
Cost of insurance and administrative charges	(1,089)	(2,498)	(99)	(268)	(199)
Benefit payments	-	-	-	-	-
Transfers between Divisions (including fixed account), net	(473)	(2,112)	(87)	716	(166)
Increase (decrease) in net assets derived from principal transactions	(2,118)	(6,430)	(112)	116	(323)
Total increase (decrease) in net assets	(4,517)	(4,946)	(61)	135	(486)
Net assets at December 31, 2011	16,340	33,051	1,575	4,843	2,422
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	328	220	40	100	5
Total realized gain (loss) on investments and capital gains distributions	74	3,194	81	576	(3)
Net unrealized appreciation (depreciation) of investments	2,327	1,128	92	173	312
Net increase (decrease) in net assets from operations	2,729	4,542	213	849	314
Changes from principal transactions:					
Premiums	905	2,310	311	349	190
Surrenders and withdrawals	(984)	(2,199)	(193)	(278)	(90)
Cost of insurance and administrative charges	(984)	(2,606)	(133)	(287)	(178)
Benefit payments	-	-	-	-	-
Transfers between Divisions (including fixed account), net	(566)	(704)	63	363	(446)
Increase (decrease) in net assets derived from principal transactions	(1,629)	(3,199)	48	147	(524)
Total increase (decrease) in net assets	1,100	1,343	261	996	(210)
Net assets at December 31, 2012	$ 17,440	$ 34,394	$ 1,836	$ 5,839	$ 2,212

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class I
Net assets at January 1, 2011	$ 1,542	$ 11,560	$ 3,454	$ 2,914	$ 6,904
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	8	(24)	76	(7)	(30)
Total realized gain (loss) on investments					
and capital gains distributions	109	358	102	65	1,210
Net unrealized appreciation (depreciation)					
of investments	(178)	(680)	66	(68)	(1,304)
Net increase (decrease) in net assets from operations	(61)	(346)	244	(10)	(124)
Changes from principal transactions:					
Premiums	125	647	546	-	405
Surrenders and withdrawals	(96)	(650)	(127)	(138)	(410)
Cost of insurance and administrative charges	(83)	(555)	(382)	(147)	(291)
Benefit payments	-	-	-	-	-
Transfers between Divisions					
(including fixed account), net	96	(1,064)	1,700	(61)	(507)
Increase (decrease) in net assets derived from					
principal transactions	42	(1,622)	1,737	(346)	(803)
Total increase (decrease) in net assets	(19)	(1,968)	1,981	(356)	(927)
Net assets at December 31, 2011	1,523	9,592	5,435	2,558	5,977
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	12	(31)	82	7	(26)
Total realized gain (loss) on investments					
and capital gains distributions	125	828	175	181	799
Net unrealized appreciation (depreciation)					
of investments	119	455	(111)	147	58
Net increase (decrease) in net assets from operations	256	1,252	146	335	831
Changes from principal transactions:					
Premiums	151	556	597	-	319
Surrenders and withdrawals	(63)	(678)	(599)	(196)	(200)
Cost of insurance and administrative charges	(141)	(471)	(471)	(122)	(252)
Benefit payments	-	-	-	(2)	-
Transfers between Divisions					
(including fixed account), net	619	(1,122)	(736)	(181)	(979)
Increase (decrease) in net assets derived from					
principal transactions	566	(1,715)	(1,209)	(501)	(1,112)
Total increase (decrease) in net assets	822	(463)	(1,063)	(166)	(281)
Net assets at December 31, 2012	$ 2,345	$ 9,129	$ 4,372	$ 2,392	$ 5,696

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	M Business Opportunity Value Fund	M Capital Appreciation Fund	M International Equity Fund	M Large Cap Growth Fund	Neuberger Berman AMT Socially Responsive Portfolio® - Class I
Net assets at January 1, 2011	$ 2,417	$ 7,482	$ 12,881	$ 2,002	$ 859
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	(5)	(47)	270	(11)	2
Total realized gain (loss) on investments					
and capital gains distributions	(25)	715	(1,610)	237	35
Net unrealized appreciation (depreciation)					
of investments	(43)	(1,091)	(313)	(237)	(82)
Net increase (decrease) in net assets from operations	(73)	(423)	(1,653)	(11)	(45)
Changes from principal transactions:					
Premiums	72	437	702	77	229
Surrenders and withdrawals	(155)	(278)	(363)	(119)	(97)
Cost of insurance and administrative charges	(102)	(370)	(464)	(83)	(88)
Benefit payments	-	-	-	-	-
Transfers between Divisions					
(including fixed account), net	(264)	(1,340)	(816)	(268)	549
Increase (decrease) in net assets derived from					
principal transactions	(449)	(1,551)	(941)	(393)	593
Total increase (decrease) in net assets	(522)	(1,974)	(2,594)	(404)	548
Net assets at December 31, 2011	1,895	5,508	10,287	1,598	1,407
Increase (decrease) in net assets					
Operations:					
Net investment income (loss)	7	(23)	159	(11)	(2)
Total realized gain (loss) on investments					
and capital gains distributions	168	318	(778)	122	88
Net unrealized appreciation (depreciation)					
of investments	97	580	2,678	355	47
Net increase (decrease) in net assets from operations	272	875	2,059	466	133
Changes from principal transactions:					
Premiums	41	337	456	64	193
Surrenders and withdrawals	(329)	(194)	(395)	(88)	(246)
Cost of insurance and administrative charges	(95)	(258)	(367)	(164)	(91)
Benefit payments	-	-	-	-	-
Transfers between Divisions					
(including fixed account), net	107	(196)	290	2,113	(2)
Increase (decrease) in net assets derived from					
principal transactions	(276)	(311)	(16)	1,925	(146)
Total increase (decrease) in net assets	(4)	564	2,043	2,391	(13)
Net assets at December 31, 2012	$ 1,891	$ 6,072	$ 12,330	$ 3,989	$ 1,394

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Van Eck VIP Global Hard Assets Fund - Initial Class
Net assets at January 1, 2011	$ 7,483
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	44
Total realized gain (loss) on investments	
and capital gains distributions	456
Net unrealized appreciation (depreciation)	
of investments	(1,519)
Net increase (decrease) in net assets from operations	(1,019)
Changes from principal transactions:	
Premiums	-
Surrenders and withdrawals	(680)
Cost of insurance and administrative charges	(240)
Benefit payments	-
Transfers between Divisions	
(including fixed account), net	(1,189)
Increase (decrease) in net assets derived from	
principal transactions	(2,109)
Total increase (decrease) in net assets	(3,128)
Net assets at December 31, 2011	4,355
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	1
Total realized gain (loss) on investments	
and capital gains distributions	333
Net unrealized appreciation (depreciation)	
of investments	(217)
Net increase (decrease) in net assets from operations	117
Changes from principal transactions:	
Premiums	-
Surrenders and withdrawals	(442)
Cost of insurance and administrative charges	(140)
Benefit payments	-
Transfers between Divisions	
(including fixed account), net	(299)
Increase (decrease) in net assets derived from	
principal transactions	(881)
Total increase (decrease) in net assets	(764)
Net assets at December 31, 2012	$ 3,591

The accompanying notes are an integral part of these financial statements.

1.   **Organization**

Security Life of Denver Insurance Company Security Life Separate Account L1 (the "Account") was established on November 3, 1993, by Security Life of Denver Insurance Company ("SLD" or the "Company") to support the operations of variable universal life policies ("Policies"). The Company is a wholly owned subsidiary of ING U.S., Inc. (name changed from ING America Insurance Holdings, Inc.), an insurance holding company domiciled in the State of Delaware. ING U.S., Inc. is an indirect, wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

ING has announced the anticipated separation of its global banking and insurance businesses. While all options for effecting this separation remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., Inc., which together with its subsidiaries, constitutes ING's U.S.-based retirement, investment management, and insurance operations. ING U.S., Inc. filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission ("SEC") on November 9, 2012, which was amended on January 23, 2013 and March 19, 2013, in connection with the proposed IPO of its common stock.

The Account supports the operations of the FirstLine Variable Universal Life, FirstLine II Variable Universal Life, Variable Survivorship Universal Life, Corporate Benefits Variable Universal Life, Strategic Investor Variable Universal Life, Asset Portfolio Manager Variable Universal Life, Estate Designer Variable Universal Life, Asset Accumulator Variable Universal Life, ING Corporate Advantage Variable Universal Life, ING Corporate Variable Universal Life, ING VUL-CV, ING VUL-ECV, ING SVUL-CV, and ING VUL-DB policies (collectively, "Policies") offered by the Company. The Account also includes Strategic Advantage, which is discontinued.

The Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. SLD provides for variable accumulation and benefits under the Policies by crediting premiums to one or more divisions within the Account or the SLD fixed account (an investment option in the Company's general account), as directed by the policyholders. The portion of the Account's assets applicable to Policies will not be charged with liabilities arising out of any other business SLD may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of SLD. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of SLD.

At December 31, 2012, the Account had 75 investment divisions (the "Divisions"), 14 of which invest in independently managed mutual funds and 61 of which invest in a mutual funds managed by an affiliate, either Directed Services LLC ("DSL") or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated Fund ("Fund") of various investment trusts (the "Trusts").

Investment Divisions with asset balances at December 31, 2012, and related Trusts are as follows:

AIM Variable Insurance Funds:
    Invesco V.I. Core Equity Fund - Series I Shares
American Funds Insurance Series:
    American Funds Insurance Series® Growth Fund - Class 2
    American Funds Insurance Series® Growth-Income Fund - Class 2
    American Funds Insurance Series® International Fund - Class 2
BlackRock Variable Series Funds, Inc.:
    BlackRock Global Allocation V.I. Fund - Class III
Fidelity® Variable Insurance Products:
    Fidelity® VIP Equity-Income Portfolio - Service Class
Fidelity® Variable Insurance Products II:
    Fidelity® VIP Contrafund® Portfolio - Service Class
Fidelity® Variable Insurance Products V:
    Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
ING Balanced Portfolio, Inc.:
    ING Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:
    ING Intermediate Bond Portfolio - Class I
ING Investors Trust:
    ING BlackRock Health Sciences Opportunities Portfolio - Institutional Class
    ING BlackRock Large Cap Growth Portfolio - Institutional Class
    ING Clarion Global Real Estate Portfolio - Service Class
    ING DFA Global Allocation Portfolio - Institutional Class
    ING DFA World Equity Portfolio - Institutional Class
    ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class
    ING Franklin Templeton Founding Strategy Portfolio - Institutional Class
    ING Global Resources Portfolio - Institutional Class
    ING Invesco Van Kampen Growth and Income Portfolio - Service Class
    ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
    ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
    ING Large Cap Growth Portfolio - Institutional Class
    ING Large Cap Value Portfolio - Institutional Class
    ING Limited Maturity Bond Portfolio - Service Class
    ING Liquid Assets Portfolio - Institutional Class
    ING Liquid Assets Portfolio - Service Class
    ING Marsico Growth Portfolio - Institutional Class
    ING MFS Total Return Portfolio - Institutional Class
    ING MFS Utilities Portfolio - Service Class
    ING PIMCO Total Return Bond Portfolio - Institutional Class
    ING Pioneer Fund Portfolio - Institutional Class
    ING Pioneer Mid Cap Value Portfolio - Institutional Class
    ING Retirement Growth Portfolio - Institutional Class

ING Investors Trust (continued):
    ING Retirement Moderate Growth Portfolio - Institutional Class
    ING Retirement Moderate Portfolio - Institutional Class
    ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class
    ING T. Rowe Price Equity Income Portfolio - Institutional Class
    ING T. Rowe Price International Stock Portfolio - Institutional Class
    ING U.S. Stock Index Portfolio - Institutional Class
ING Partners, Inc.:
    ING American Century Small-Mid Cap Value Portfolio - Initial Class
    ING Baron Growth Portfolio - Initial Class
    ING Columbia Small Cap Value II Portfolio - Initial Class
    ING Global Bond Portfolio - Service Class
    ING Invesco Van Kampen Comstock Portfolio - Initial Class
    ING Invesco Van Kampen Equity and Income Portfolio - Initial Class
    ING JPMorgan Mid Cap Value Portfolio - Initial Class
    ING Oppenheimer Global Portfolio - Initial Class
    ING PIMCO Total Return Portfolio - Initial Class
    ING Pioneer High Yield Portfolio - Initial Class
    ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
    ING Templeton Foreign Equity Portfolio - Initial Class
    ING UBS U.S. Large Cap Equity Portfolio - Initial Class
ING Strategic Allocation Portfolios, Inc.:
    ING Strategic Allocation Conservative Portfolio - Class I
    ING Strategic Allocation Growth Portfolio - Class I
    ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
    ING Growth and Income Portfolio - Class I
ING Variable Portfolios, Inc.:
    ING Index Plus LargeCap Portfolio - Class I
    ING Index Plus MidCap Portfolio - Class I
    ING Index Plus SmallCap Portfolio - Class I
    ING International Index Portfolio - Class S
    ING Russell^{TM} Large Cap Growth Index Portfolio - Class I
    ING Russell^{TM} Large Cap Index Portfolio - Class I
    ING Russell^{TM} Large Cap Value Index Portfolio - Class I
    ING Russell^{TM} Mid Cap Growth Index Portfolio - Class I
    ING Russell^{TM} Small Cap Index Portfolio - Class I
    ING Small Company Portfolio - Class S
    ING U.S. Bond Index Portfolio - Class I
ING Variable Products Trust:
    ING MidCap Opportunities Portfolio - Class I
    ING SmallCap Opportunities Portfolio - Class I

M Fund, Inc.:
  M Business Opportunity Value Fund
  M Capital Appreciation Fund
  M International Equity Fund
  M Large Cap Growth Fund

Neuberger Berman Advisers Management Trust:
  Neuberger Berman AMT Socially Responsive
  Portfolio® - Class I
Van Eck VIP Trust:
  Van Eck VIP Global Hard Assets Fund - Initial
  Class

The names of certain Trusts and Divisions were changed during 2012. The following is a summary of current and former names for those Trusts and Divisions:

Current Name	Former Name
AIM Variable Insurance Funds	Invesco Variable Insurance Funds
ING Partners, Inc.:	ING Partners, Inc.:
ING Baron Growth Portfolio - Initial Class	ING Baron Small Cap Growth Portfolio - Initial Class

During 2012, the following Division was closed to policyholders:

ING Investors Trust:
  ING Artio Foreign Portfolio - Institutional Class

The following Division had activity during 2012, but had no net assets as of December 31, 2012:

Fidelity® Variable Insurance Products V:
  Fidelity® VIP Money Market Portfolio - Initial Class

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of SLD, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to policyholders. Accordingly, earnings and realized capital gains of the Account attributable to the policyholders are excluded in the determination of the federal income tax liability of SLD, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes.

Policyholder Reserves

Policyholder reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the policyholders invested in the Account Divisions. To the extent that benefits to be paid to the policyholders exceed their account values, SLD will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to SLD.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to policyholder activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) SLD related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by SLD). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2012 and for the years ended December 31, 2012 and 2011, were issued.

3.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values

("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2012 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2012. The Account had no financial liabilities as of December 31, 2012.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. **Charges and Fees**

Under the terms of the Policies, certain charges and fees are incurred by the Policies to cover SLD's expenses in connection with the issuance and administration of the Policies. Following is a summary of these charges and fees:

Premium Expense Charge

SLD deducts a premium charge for certain Policies ranging from 3.00% to 15.00% of each premium payment as defined in the Policies.

Mortality and Expense Risk Charges

For FirstLine, FirstLine II, Strategic Advantage, Variable Survivorship, Estate Designer, and Strategic Investor Policies (collectively, Class A Policies), charges are made directly against the assets of the Account Divisions and are reflected daily in the computation of the unit values of the Divisions. A daily deduction, at an annual rate of up to 0.75% of the average daily net asset value of each Division of the Account, is charged to cover these risks, as specified in the Policies.

For the Corporate Benefits, Asset Portfolio Manager, Asset Accumulator, ING Corporate, ING VUL-CV, ING VUL-ECV, ING SVUL-CV and ING VUL-DB Policies (collectively, Class B Policies), and ING Corporate Advantage, mortality and expense charges result in the redemption of units rather than a deduction in the daily computation of unit values.

- For Corporate Benefits Policies, a monthly deduction, at an annual rate of 0.20% of the policyholder account value, is charged.
- For ING Corporate Advantage Policies, a monthly deduction, at an annual rate of 0.10% to 0.35% of the policyholder account value, is charged.
- For Asset Portfolio Manager Policies, a monthly deduction, at an annual rate of 0.90% and 0.25% to 0.45% of the policyholder account value, is charged during policy years 1 through 10 and 11 through 20, respectively. There is no mortality and expense charge after year 20 for Asset Portfolio Manager Policies.
- For Asset Accumulator Policies, a monthly deduction, at an annual rate of 0.45% and 0.30% of the policyholder account value, is charged during policy years 1 through 5 and 6 through 10, respectively. There is no mortality and expense charge after year 10 for Asset Accumulator Policies.
- For ING Corporate Policies, a monthly deduction is charged to the policyholder account value at an annual rate ranging from 0.55% to 0.60% for policy years 1 through 10, 0.35% to 0.60% for policy years 11 through 20, and 0.20% to 0.60% for policy years after year 20.
- For ING VUL-CV and ING SVUL-CV Policies, a monthly deduction, at an annual rate up to 0.30% of the policyholder account value, is charged.
- For ING VUL-ECV Policies, a monthly deduction is charged to the policyholder account value at an annual rate of 0.45% for policy years 1 through 10 and 0.05% for policy years after 10.
- For ING VUL-DB Policies, a monthly deduction, at an annual rate up to 0.40% of the policyholder account value, is charged.

These charges are assessed through a reduction in unit values.

Other Policy Charges

The monthly cost of insurance charge varies based on the insured's sex, issue age, policy year, rate class, and the face amount of policies. The monthly amount charged for optional insurance benefits varies based on a number of factors and is defined in the Policies. These charges are assessed through the redemption of units.

The monthly administrative charge is based on an established amount per $1,000 of base insurance coverage or an established per month charge, as defined in the Policies. These charges are assessed through a reduction in unit values.

Other Policy Deductions

The Variable Universal Life Policies provide for certain deductions for sales and tax loads from premium payments received from the policyholders and for surrender charges and taxes from amounts paid to policyholders. Such deductions are taken through the redemption of units in the Account and are not included in the Account financial statements. These charges are assessed through the redemption of units.

Premium Taxes

Premiums are subject to a charge for premium and other state and local taxes. The amount and timing of the payment by SLD depends on the state of residence and currently is up to 4.00% of premiums. These charges are assessed through the redemption of units.

Fees Waived by SLD

Certain charges and fees for various types of Contracts may be waived by SLD. SLD reserves the right to discontinue these waivers at its discretion or to conform with the changes in the law.

5.   Related Party Transactions

During the year ended December 31, 2012, management fees were paid indirectly to DSL, an affiliate of the Company, in its capacity as investment adviser to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreements provide for fees at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were also paid indirectly to IIL, an affiliate of the Company, in its capacity as investment advisor to ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Portfolios, Inc., and ING Variable Products Trust. The Trusts' advisory agreement provides for fees at annual rates ranging from 0.08% to 0.75% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2012 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco V.I. Core Equity Fund - Series I Shares	$ 121	$ 1,135
American Funds Insurance Series:		
American Funds Insurance Series® Growth Fund - Class 2	2,115	12,495
American Funds Insurance Series® Growth-Income Fund - Class 2	1,896	5,943
American Funds Insurance Series® International Fund - Class 2	6,218	8,869
BlackRock Variable Series Funds, Inc.:		
BlackRock Global Allocation V.I. Fund - Class III	2,727	6,679
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Service Class	2,193	886
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Service Class	6,186	6,480
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	15	17
Fidelity® VIP Money Market Portfolio - Initial Class	46	46
ING Balanced Portfolio, Inc.:		
ING Balanced Portfolio - Class I	761	1,275
ING Intermediate Bond Portfolio:		
ING Intermediate Bond Portfolio - Class I	7,637	11,776
ING Investors Trust:		
ING Artio Foreign Portfolio - Institutional Class	781	12,595
ING BlackRock Health Sciences Opportunities Portfolio - Institutional Class	3,627	2,853
ING BlackRock Large Cap Growth Portfolio - Institutional Class	3,424	3,546
ING Clarion Global Real Estate Portfolio - Service Class	3,516	2,922
ING DFA Global Allocation Portfolio - Institutional Class	405	96
ING DFA World Equity Portfolio - Institutional Class	702	135
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	1,062	2,397
ING Franklin Templeton Founding Strategy Portfolio - Institutional Class	320	135
ING Global Resources Portfolio - Institutional Class	1,876	4,239
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	1,698	1,485
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	6,104	5,163
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	2,917	5,317
ING Large Cap Growth Portfolio - Institutional Class	3,117	4,548
ING Large Cap Value Portfolio - Institutional Class	4	9
ING Limited Maturity Bond Portfolio - Service Class	2,294	6,398
ING Liquid Assets Portfolio - Institutional Class	19,356	26,652
ING Liquid Assets Portfolio - Service Class	18,458	23,657
ING Marsico Growth Portfolio - Institutional Class	3,205	5,231
ING MFS Total Return Portfolio - Institutional Class	954	1,043
ING MFS Utilities Portfolio - Service Class	2,990	4,918
ING PIMCO Total Return Bond Portfolio - Institutional Class	14,082	9,589
ING Pioneer Fund Portfolio - Institutional Class	150	480
ING Pioneer Mid Cap Value Portfolio - Institutional Class	598	1,401
ING Retirement Growth Portfolio - Institutional Class	5,670	4,296
ING Retirement Moderate Growth Portfolio - Institutional Class	1,155	2,168

	Purchases	Sales
	(Dollars in thousands)	
ING Investors Trust (continued):		
ING Retirement Moderate Portfolio - Institutional Class	$ 3,062	$ 3,629
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	7,245	7,183
ING T. Rowe Price Equity Income Portfolio - Institutional Class	3,898	5,331
ING T. Rowe Price International Stock Portfolio - Institutional Class	1,056	2,024
ING U.S. Stock Index Portfolio - Institutional Class	11,440	16,324
ING Partners, Inc.:		
ING American Century Small-Mid Cap Value Portfolio - Initial Class	16	91
ING Baron Growth Portfolio - Initial Class	2,124	2,666
ING Columbia Small Cap Value II Portfolio - Initial Class	1,060	2,212
ING Global Bond Portfolio - Service Class	6,584	4,611
ING Invesco Van Kampen Comstock Portfolio - Initial Class	948	1,508
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	258	1,116
ING JPMorgan Mid Cap Value Portfolio - Initial Class	3,550	5,165
ING Oppenheimer Global Portfolio - Initial Class	1,657	1,096
ING PIMCO Total Return Portfolio - Initial Class	322	2,392
ING Pioneer High Yield Portfolio - Initial Class	15,543	8,993
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	3,706	5,405
ING Templeton Foreign Equity Portfolio - Initial Class	11,192	842
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	2,353	1,695
ING Strategic Allocation Portfolios, Inc.:		
ING Strategic Allocation Conservative Portfolio - Class I	3	3
ING Strategic Allocation Growth Portfolio - Class I	5	31
ING Strategic Allocation Moderate Portfolio - Class I	33	86
ING Variable Funds:		
ING Growth and Income Portfolio - Class I	2,477	2,745
ING Variable Portfolios, Inc.:		
ING Index Plus LargeCap Portfolio - Class I	1,313	1,061
ING Index Plus MidCap Portfolio - Class I	2,601	2,575
ING Index Plus SmallCap Portfolio - Class I	3,016	4,139
ING International Index Portfolio - Class S	1,451	2,751
ING Russell™ Large Cap Growth Index Portfolio - Class I	6,561	9,541
ING Russell™ Large Cap Index Portfolio - Class I	803	716
ING Russell™ Large Cap Value Index Portfolio - Class I	3,553	3,306
ING Russell™ Mid Cap Growth Index Portfolio - Class I	930	1,448
ING Russell™ Small Cap Index Portfolio - Class I	1,018	331
ING Small Company Portfolio - Class S	699	2,114
ING U.S. Bond Index Portfolio - Class I	1,510	2,531
ING Variable Products Trust:		
ING MidCap Opportunities Portfolio - Class I	113	545
ING SmallCap Opportunities Portfolio - Class I	3,585	4,119
M Fund, Inc.:		
M Business Opportunity Value Fund	396	665
M Capital Appreciation Fund	945	897
M International Equity Fund	1,232	1,089
M Large Cap Growth Fund	2,212	298
Neuberger Berman Advisers Management Trust:		
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	435	584
Van Eck VIP Trust:		
Van Eck VIP Global Hard Assets Fund - Initial Class	453	988

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

7. Changes in Units

The changes in units outstanding were as follows:

| | Year Ended December 31 | | | | | |
| | 2012 | | | 2011 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
Invesco V.I. Core Equity Fund - Series I Shares	7,224	91,872	(84,648)	3,603	124,723	(121,120)
American Funds Insurance Series:						
American Funds Insurance Series® Growth Fund - Class 2	280,344	803,232	(522,888)	536,148	793,680	(257,532)
American Funds Insurance Series® Growth-Income Fund - Class 2	218,576	465,032	(246,456)	259,842	327,880	(68,038)
American Funds Insurance Series® International Fund - Class 2	374,429	498,877	(124,448)	295,058	407,655	(112,597)
BlackRock Variable Series Funds, Inc.::						
BlackRock Global Allocation V.I. Fund - Class III	305,654	608,100	(302,446)	384,568	226,845	157,723
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class	149,837	85,269	64,568	121,760	133,898	(12,138)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Service Class	482,600	512,599	(29,999)	529,349	459,785	69,564
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	79	1,123	(1,044)	71	9,514	(9,443)
Fidelity® VIP Money Market Portfolio - Initial Class	4,813	4,813	-	-	-	-
ING Balanced Portfolio, Inc.::						
ING Balanced Portfolio - Class I	94,559	158,266	(63,707)	111,533	278,963	(167,430)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class I	530,892	866,857	(335,965)	623,775	788,759	(164,984)
ING Investors Trust:						
ING Artio Foreign Portfolio - Institutional Class	-	1,154,130	(1,154,130)	208,711	351,677	(142,966)
ING BlackRock Health Sciences Opportunities Portfolio - Institutional Class	264,765	215,089	49,676	335,696	381,291	(45,595)
ING BlackRock Large Cap Growth Portfolio - Institutional Class	268,243	290,842	(22,599)	102,195	154,737	(52,542)
ING Clarion Global Real Estate Portfolio - Service Class	418,879	357,036	61,843	413,925	540,800	(126,875)
ING DFA Global Allocation Portfolio - Institutional Class	38,651	11,337	27,314	27,212	57,013	(29,801)
ING DFA World Equity Portfolio - Institutional Class	81,608	22,057	59,551	68,374	17,081	51,293
ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class	167,587	283,910	(116,323)	241,761	430,551	(188,790)
ING Franklin Templeton Founding Strategy Portfolio - Institutional Class	33,881	18,571	15,310	39,898	41,574	(1,676)

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

| | Year Ended December 31 | | | | | |
| | 2012 | | | 2011 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Global Resources Portfolio - Institutional Class	98,894	184,327	(85,433)	209,818	308,272	(98,454)
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	141,002	134,043	6,959	112,060	94,610	17,450
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	508,945	493,289	15,656	478,009	928,041	(450,032)
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	261,079	394,423	(133,344)	204,556	515,492	(310,936)
ING Large Cap Growth Portfolio - Institutional Class	251,751	344,091	(92,340)	253,345	388,328	(134,983)
ING Large Cap Value Portfolio - Institutional Class	35	688	(653)	15,527	865	14,662
ING Limited Maturity Bond Portfolio - Service Class	260,984	532,837	(271,853)	792,652	1,003,579	(210,927)
ING Liquid Assets Portfolio - Institutional Class	2,357,723	2,983,777	(626,054)	2,881,634	3,245,289	(363,655)
ING Liquid Assets Portfolio - Service Class	1,777,725	2,165,937	(388,212)	2,872,574	2,637,891	234,683
ING Marsico Growth Portfolio - Institutional Class	258,066	432,240	(174,174)	301,270	183,043	118,227
ING MFS Total Return Portfolio - Institutional Class	71,672	87,591	(15,919)	121,727	143,663	(21,936)
ING MFS Utilities Portfolio - Service Class	173,791	284,413	(110,622)	232,535	171,454	61,081
ING PIMCO Total Return Bond Portfolio - Institutional Class	1,281,632	1,051,314	230,318	1,665,163	1,677,327	(12,164)
ING Pioneer Fund Portfolio - Institutional Class	13,253	39,198	(25,945)	23,986	83,069	(59,083)
ING Pioneer Mid Cap Value Portfolio - Institutional Class	74,330	139,064	(64,734)	103,465	167,196	(63,731)
ING Retirement Growth Portfolio - Institutional Class	649,153	595,145	54,008	548,000	606,050	(58,050)
ING Retirement Moderate Growth Portfolio - Institutional Class	138,493	262,047	(123,554)	234,230	271,431	(37,201)
ING Retirement Moderate Portfolio - Institutional Class	263,253	333,726	(70,473)	250,549	195,445	55,104
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	415,471	509,296	(93,825)	520,581	735,074	(214,493)
ING T. Rowe Price Equity Income Portfolio - Institutional Class	283,865	383,647	(99,782)	634,908	461,276	173,632
ING T. Rowe Price International Stock Portfolio - Institutional Class	115,371	187,326	(71,955)	136,495	202,802	(66,307)
ING U.S. Stock Index Portfolio - Institutional Class	817,479	1,564,368	(746,889)	1,062,976	2,299,152	(1,236,176)
ING Partners, Inc.::						
ING American Century Small-Mid Cap Value Portfolio - Initial Class	52	5,579	(5,527)	67	2,897	(2,830)
ING Baron Growth Portfolio - Initial Class	189,894	221,680	(31,786)	451,839	793,115	(341,276)
ING Columbia Small Cap Value II Portfolio - Initial Class	162,905	264,958	(102,053)	220,008	215,357	4,651
ING Global Bond Portfolio - Service Class	448,161	382,916	65,245	334,533	387,361	(52,828)
ING Invesco Van Kampen Comstock Portfolio - Initial Class	81,087	123,396	(42,309)	91,909	126,781	(34,872)
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	19,706	77,824	(58,118)	54,469	30,774	23,695
ING JPMorgan Mid Cap Value Portfolio - Initial Class	199,171	271,121	(71,950)	237,577	262,331	(24,754)
ING Oppenheimer Global Portfolio - Initial Class	145,922	122,533	23,389	192,987	137,213	55,774

59

| | Year Ended December 31 | | | | | |
| | 2012 | | | 2011 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING PIMCO Total Return Portfolio - Initial Class	1,528	148,006	(146,478)	1,544	133,460	(131,916)
ING Pioneer High Yield Portfolio - Initial Class	1,044,563	711,770	332,793	883,568	1,123,123	(239,555)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	185,049	443,898	(258,849)	231,612	662,279	(430,667)
ING Templeton Foreign Equity Portfolio - Initial Class	1,198,469	107,825	1,090,644	-	-	-
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	187,925	135,123	52,802	22,521	18,215	4,306
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class I	44	232	(188)	43	232	(189)
ING Strategic Allocation Growth Portfolio - Class I	69	2,388	(2,319)	70	2,541	(2,471)
ING Strategic Allocation Moderate Portfolio - Class I	617	6,522	(5,905)	598	6,589	(5,991)
ING Variable Funds:						
ING Growth and Income Portfolio - Class I	256,500	286,231	(29,731)	37,563	57,952	(20,389)
ING Variable Portfolios, Inc.:						
ING Index Plus LargeCap Portfolio - Class I	101,421	95,209	6,212	95,516	156,544	(61,028)
ING Index Plus MidCap Portfolio - Class I	179,624	177,328	2,296	242,510	406,138	(163,628)
ING Index Plus SmallCap Portfolio - Class I	197,491	270,034	(72,543)	78,077	167,943	(89,866)
ING International Index Portfolio - Class S	154,529	276,679	(122,150)	154,536	299,215	(144,679)
ING Russell™ Large Cap Growth Index Portfolio - Class I	513,920	706,348	(192,428)	359,452	783,789	(424,337)
ING Russell™ Large Cap Index Portfolio - Class I	54,539	53,601	938	65,010	72,037	(7,027)
ING Russell™ Large Cap Value Index Portfolio - Class I	266,983	254,036	12,947	101,277	93,055	8,222
ING Russell™ Mid Cap Growth Index Portfolio - Class I	59,054	90,664	(31,610)	151,028	176,819	(25,791)
ING Russell™ Small Cap Index Portfolio - Class I	85,803	38,717	47,086	65,454	60,865	4,589
ING Small Company Portfolio - Class S	75,056	225,907	(150,851)	99,015	254,341	(155,326)
ING U.S. Bond Index Portfolio - Class I	135,524	232,926	(97,402)	281,612	140,467	141,145
ING Variable Products Trust:						
ING MidCap Opportunities Portfolio - Class I	2,382	29,038	(26,656)	171	19,550	(19,379)
ING SmallCap Opportunities Portfolio - Class I	239,481	322,073	(82,592)	458,685	529,430	(70,745)
M Fund, Inc.:						
M Business Opportunity Value Fund	30,300	51,224	(20,924)	24,806	57,252	(32,446)
M Capital Appreciation Fund	33,114	48,861	(15,747)	61,127	133,182	(72,055)
M International Equity Fund	77,167	78,739	(1,572)	93,144	147,925	(54,781)
M Large Cap Growth Fund	153,354	23,477	129,877	31,615	61,165	(29,550)

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

| | Year Ended December 31 | | | | | |
| | 2012 | | | 2011 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Neuberger Berman Advisers Management Trust:						
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	40,771	52,059	(11,288)	73,475	28,414	45,061
Van Eck VIP Trust:						
Van Eck VIP Global Hard Assets Fund - Initial Class	2,621	24,732	(22,111)	1,642	49,318	(47,676)

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for Policies, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, follows:

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Invesco V.I. Core Equity Fund - Series I Shares												
2012	485	$12.60	to	$13.25	$ 6,144	0.97%	0.00%	to	0.75%	13.00%	to	13.93%
2011	569	$11.15	to	$11.63	$ 6,380	0.93%	0.00%	to	0.75%	-0.80%	to	-0.09%
2010	690	$11.24	to	$11.64	$ 7,792	0.92%	0.00%	to	0.75%	8.81%	to	9.60%
2009	846	$10.33	to	$10.62	$ 8,770	1.67%	0.00%	to	0.75%	27.22%	to	28.26%
2008	1,042	$8.12	to	$8.28	$ 8,477	2.01%	0.00%	to	0.75%	-30.66%	to	-30.13%
American Funds Insurance Series® Growth Fund - Class 2												
2012	2,065	$15.48	to	$21.92	$ 43,946	0.76%	0.00%	to	0.75%	16.99%	to	17.91%
2011	2,588	$13.13	to	$18.59	$ 46,940	0.62%	0.00%	to	0.75%	-4.96%	to	-4.27%
2010	2,846	$13.72	to	$19.42	$ 53,940	0.69%	0.00%	to	0.75%	17.80%	to	18.69%
2009	3,082	$11.56	to	$16.37	$ 49,315	0.64%	0.00%	to	0.75%	38.31%	to	39.45%
2008	3,224	$8.29	to	$11.74	$ 37,026	0.91%	0.00%	to	0.75%	-44.39%	to	-43.96%
American Funds Insurance Series® Growth-Income Fund - Class 2												
2012	1,328	$13.86	to	$19.23	$ 24,813	1.57%	0.00%	to	0.75%	16.63%	to	17.56%
2011	1,575	$11.79	to	$16.37	$ 25,116	1.57%	0.00%	to	0.75%	-2.60%	to	-1.80%
2010	1,643	$12.01	to	$16.67	$ 26,750	1.41%	0.00%	to	0.75%	10.61%	to	11.43%
2009	1,733	$10.78	to	$14.96	$ 25,339	1.51%	0.00%	to	0.75%	30.31%	to	31.23%
2008	1,937	$8.22	to	$11.40	$ 21,599	1.93%	0.00%	to	0.75%	-38.34%	to	-37.82%
American Funds Insurance Series® International Fund - Class 2												
2012	1,681	$15.90	to	$25.97	$ 42,279	1.52%	0.00%	to	0.75%	17.01%	to	17.88%
2011	1,805	$13.49	to	$22.03	$ 38,613	1.80%	0.00%	to	0.75%	-14.60%	to	-13.91%
2010	1,918	$15.67	to	$25.60	$ 47,770	1.94%	0.00%	to	0.75%	6.43%	to	7.20%
2009	1,978	$14.62	to	$23.88	$ 46,093	1.60%	0.00%	to	0.75%	42.03%	to	43.08%
2008	2,154	$10.22	to	$16.69	$ 35,150	2.02%	0.00%	to	0.75%	-42.56%	to	-42.10%
BlackRock Global Allocation V.I. Fund - Class III												
2012	903	$13.87	to	$14.25	$ 12,769	1.31%	0.00%	to	0.75%	9.21%	to	9.95%
2011	1,205	$12.70	to	$12.96	$ 15,539	2.50%	0.00%	to	0.75%	-4.37%	to	-3.64%
2010	1,047	$13.28	to	$13.45	$ 14,033	1.82%	0.00%	to	0.75%	8.94%	to	9.80%
2009	184	$12.19	to	$12.25	$ 2,253	(b)	0.00%	to	0.75%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Equity-Income Portfolio - Service Class												
2012	408	$13.00	to	$13.77	$ 5,471	3.46%	0.00%	to	0.75%	16.28%	to	17.19%
2011	344	$11.18	to	$11.75	$ 3,948	2.84%	0.00%	to	0.75%	0.18%	to	0.86%
2010	356	$11.16	to	$11.65	$ 4,081	1.69%	0.00%	to	0.75%	14.23%	to	15.04%
2009	374	$9.77	to	$10.13	$ 3,733	2.47%	0.00%	to	0.75%	29.06%	to	30.05%
2008	348	$7.57	to	$7.79	$ 2,674	2.86%	0.00%	to	0.75%	-43.17%	to	-42.68%
Fidelity® VIP Contrafund® Portfolio - Service Class												
2012	1,524	$15.49	to	$16.41	$ 24,446	1.36%	0.00%	to	0.75%	15.51%	to	16.35%
2011	1,554	$13.41	to	$14.11	$ 21,462	1.01%	0.00%	to	0.75%	-3.39%	to	-2.62%
2010	1,484	$13.88	to	$14.49	$ 21,104	1.09%	0.00%	to	0.75%	16.25%	to	17.15%
2009	1,482	$11.94	to	$12.37	$ 18,036	1.32%	0.00%	to	0.75%	34.61%	to	35.64%
2008	1,420	$8.87	to	$9.12	$ 12,783	1.12%	0.00%	to	0.75%	-43.03%	to	-42.58%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class												
2012	20	$14.38	to	$15.24	$ 296	2.36%	0.00%	to	0.75%	5.12%	to	5.91%
2011	21	$13.68	to	$14.39	$ 296	2.88%	0.00%	to	0.75%	6.54%	to	7.31%
2010	31	$12.84	to	$13.41	$ 399	3.37%	0.00%	to	0.75%	7.00%	to	7.88%
2009	36	$12.00	to	$12.43	$ 431	8.70%	0.00%	to	0.75%	14.83%	to	15.63%
2008	38	$10.45	to	$10.75	$ 397	4.31%	0.00%	to	0.75%	-3.95%	to	-3.24%
ING Balanced Portfolio - Class I												
2012	658	$11.68	to	$12.29	$ 7,776	3.07%	0.00%	to	0.75%	12.74%	to	13.69%
2011	722	$10.36	to	$10.81	$ 7,547	2.74%	0.00%	to	0.75%	-2.08%	to	-1.37%
2010	889	$10.58	to	$10.96	$ 9,474	2.93%	0.00%	to	0.75%	13.28%	to	14.17%
2009	1,198	$9.34	to	$9.60	$ 11,250	4.42%	0.00%	to	0.75%	18.38%	to	19.25%
2008	1,358	$7.89	to	$8.05	$ 10,748	3.67%	0.00%	to	0.75%	-28.66%	to	-28.12%
ING Intermediate Bond Portfolio - Class I												
2012	2,050	$15.10	to	$18.15	$ 35,828	4.35%	0.00%	to	0.75%	8.56%	to	9.42%
2011	2,386	$13.80	to	$16.59	$ 38,214	4.43%	0.00%	to	0.75%	6.71%	to	7.56%
2010	2,551	$12.83	to	$15.43	$ 38,121	4.92%	0.00%	to	0.75%	9.06%	to	9.85%
2009	2,793	$11.68	to	$14.05	$ 38,074	6.25%	0.00%	to	0.75%	10.69%	to	11.60%
2008	3,228	$10.47	to	$12.59	$ 39,558	7.39%	0.00%	to	0.75%	-9.11%	to	-8.48%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING BlackRock Health Sciences Opportunities Portfolio - Institutional Class												
2012	225	$14.88	to	$15.76	$ 3,466	1.12%	0.00%	to	0.75%	18.10%	to	18.94%
2011	175	$11.51	to	$13.25	$ 2,266	1.16%	0.00%	to	0.75%	4.30%	to	5.11%
2010	220	$10.95	to	$12.61	$ 2,714	-	0.00%	to	0.75%	6.43%	to	7.25%
2009	455	$10.21	to	$11.76	$ 5,253	-	0.00%	to	0.75%	19.47%	to	20.40%
2008	271	$8.48	to	$9.77	$ 2,589	0.49%	0.00%	to	0.75%	-29.00%	to	-28.48%
ING BlackRock Large Cap Growth Portfolio - Institutional Class												
2012	115	$13.02	to	$13.79	$ 1,569	0.88%	0.00%	to	0.75%	13.91%	to	14.73%
2011	137	$11.43	to	$12.02	$ 1,620	0.46%	0.00%	to	0.75%	-2.06%	to	-1.31%
2010	190	$11.67	to	$12.18	$ 2,254	0.50%	0.00%	to	0.75%	12.75%	to	13.62%
2009	169	$10.35	to	$10.72	$ 1,771	0.62%	0.00%	to	0.75%	29.70%	to	30.57%
2008	140	$7.98	to	$8.21	$ 1,126	0.19%	0.00%	to	0.75%	-39.41%	to	-38.91%
ING Clarion Global Real Estate Portfolio - Service Class												
2012	1,127	$10.21	to	$10.91	$ 11,706	0.58%	0.00%	to	0.75%	24.82%	to	25.69%
2011	1,065	$8.18	to	$8.68	$ 8,808	4.18%	0.00%	to	0.75%	-6.08%	to	-5.29%
2010	1,192	$8.71	to	$9.17	$ 10,465	10.10%	0.00%	to	0.75%	15.21%	to	15.93%
2009	1,471	$7.56	to	$7.66	$ 11,179	2.15%	0.00%	to	0.75%	32.40%	to	33.45%
2008	1,558	$5.71	to	$5.92	$ 8,916	(a)	0.00%	to	0.75%		(a)	
ING DFA Global Allocation Portfolio - Institutional Class												
2012	43	$11.22	to	$11.45	$ 489	2.78%	0.00%	to	0.75%	11.53%	to	12.37%
2011	16	$10.06	to	$10.19	$ 158	1.25%	0.00%	to	0.75%	-5.27%	to	-4.59%
2010	45	$10.62	to	$10.68	$ 483	(c)	0.00%	to	0.75%		(c)	
2009	(c)		(c)		(c)	(c)		(c)			(c)	
2008	(c)		(c)		(c)	(c)		(c)			(c)	
ING DFA World Equity Portfolio - Institutional Class												
2012	147	$9.56	to	$9.90	$ 1,441	1.94%	0.00%	to	0.75%	17.30%	to	18.14%
2011	88	$8.15	to	$8.38	$ 729	2.63%	0.00%	to	0.75%	-9.65%	to	-8.91%
2010	36	$9.02	to	$9.20	$ 334	1.83%	0.00%	to	0.75%	24.24%	to	25.17%
2009	14	$7.26	to	$7.35	$ 102	-	0.00%	to	0.75%	21.20%	to	22.09%
2008	5	$5.99	to	$6.02	$ 32	(a)	0.00%	to	0.75%		(a)	

64

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class												
2012	1,519	$12.21	to	$14.72	$ 18,771	0.90%	0.00%	to	0.75%	14.11%	to	14.95%
2011	1,635	$10.70	to	$12.81	$ 17,656	0.21%	0.00%	to	0.75%	-11.42%	to	-10.71%
2010	1,824	$12.08	to	$14.35	$ 22,228	0.38%	0.00%	to	0.75%	27.70%	to	28.58%
2009	1,836	$9.46	to	$11.16	$ 17,475	0.70%	0.00%	to	0.75%	38.51%	to	39.67%
2008	1,800	$6.83	to	$7.99	$ 12,341	1.24%	0.00%	to	0.75%	-39.45%	to	-39.01%
ING Franklin Templeton Founding Strategy Portfolio - Institutional Class												
2012	84	$10.92	to	$11.31	$ 942	3.73%	0.00%	to	0.75%	15.31%	to	16.12%
2011	69	$9.47	to	$9.74	$ 667	3.53%	0.00%	to	0.75%	-1.76%	to	-1.02%
2010	71	$9.64	to	$9.84	$ 692	0.74%	0.00%	to	0.75%	10.17%	to	10.94%
2009	381	$8.75	to	$8.87	$ 3,355	0.46%	0.00%	to	0.75%	29.63%	to	30.63%
2008	14	$6.75	to	$6.79	$ 95	(a)	0.00%	to	0.75%		(a)	
ING Global Resources Portfolio - Institutional Class												
2012	573	$27.71	to	$30.52	$ 16,414	1.04%	0.00%	to	0.75%	-3.30%	to	-2.57%
2011	658	$28.44	to	$31.56	$ 19,383	0.75%	0.00%	to	0.75%	-9.60%	to	-8.93%
2010	757	$31.23	to	$34.91	$ 24,638	1.01%	0.00%	to	0.75%	21.05%	to	21.99%
2009	510	$17.38	to	$28.84	$ 13,899	0.51%	0.00%	to	0.75%	36.75%	to	37.72%
2008	617	$12.62	to	$21.09	$ 12,233	2.43%	0.00%	to	0.75%	-41.27%	to	-40.80%
ING Invesco Van Kampen Growth and Income Portfolio - Service Class												
2012	682	$13.37	to	$14.16	$ 9,472	1.93%	0.00%	to	0.75%	13.69%	to	14.56%
2011	675	$11.76	to	$12.36	$ 8,179	1.24%	0.00%	to	0.75%	-2.89%	to	-2.15%
2010	657	$12.11	to	$12.64	$ 8,169	0.24%	0.00%	to	0.75%	11.72%	to	12.56%
2009	598	$10.84	to	$11.23	$ 6,631	1.31%	0.00%	to	0.75%	23.04%	to	23.95%
2008	557	$8.81	to	$9.06	$ 4,988	4.70%	0.00%	to	0.75%	-32.75%	to	-32.18%
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class												
2012	2,053	$15.04	to	$15.90	$ 31,544	-	0.00%	to	0.75%	18.43%	to	19.37%
2011	2,037	$12.70	to	$13.32	$ 26,311	1.04%	0.00%	to	0.75%	-18.64%	to	-18.06%
2010	2,488	$15.61	to	$16.26	$ 39,420	0.67%	0.00%	to	0.75%	19.71%	to	20.62%
2009	2,557	$13.04	to	$13.48	$ 33,751	1.52%	0.00%	to	0.75%	70.68%	to	72.16%
2008	2,587	$7.64	to	$7.83	$ 19,906	2.66%	0.00%	to	0.75%	-51.52%	to	-51.18%

65

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class												
2012	1,305	$17.24	to	$19.40	$ 24,029	0.41%	0.00%	to	0.75%	18.05%	to	18.98%
2011	1,438	$14.49	to	$16.31	$ 22,377	0.54%	0.00%	to	0.75%	-1.79%	to	-1.03%
2010	1,749	$14.65	to	$16.48	$ 27,719	0.42%	0.00%	to	0.75%	26.15%	to	27.17%
2009	1,818	$11.52	to	$12.97	$ 22,778	0.72%	0.00%	to	0.75%	26.45%	to	27.43%
2008	1,983	$9.04	to	$10.18	$ 19,612	0.84%	0.00%	to	0.75%	-30.18%	to	-29.65%
ING Large Cap Growth Portfolio - Institutional Class												
2012	1,318	$18.50	to	$19.61	$ 24,685	0.56%	0.00%	to	0.75%	17.16%	to	18.13%
2011	1,411	$15.79	to	$16.60	$ 22,495	0.30%	0.00%	to	0.75%	1.74%	to	2.49%
2010	1,546	$15.52	to	$16.20	$ 24,199	0.40%	0.00%	to	0.75%	13.70%	to	14.57%
2009	1,777	$13.65	to	$14.14	$ 24,431	0.51%	0.00%	to	0.75%	41.74%	to	42.83%
2008	2,417	$9.63	to	$9.90	$ 23,428	0.49%	0.00%	to	0.75%	-27.92%	to	-27.37%
ING Large Cap Value Portfolio - Institutional Class												
2012	14	$11.54	to	$11.71	$ 162	2.57%	0.00%	to	0.75%	13.81%	to	14.69%
2011	15	$10.14	to	$10.21	$ 149	(d)	0.00%	to	0.75%			(d)
2010	(d)		(d)		(d)	(d)		(d)				(d)
2009	(d)		(d)		(d)	(d)		(d)				(d)
2008	(d)		(d)		(d)	(d)		(d)				(d)
ING Limited Maturity Bond Portfolio - Service Class												
2012	1,586	$11.88	to	$16.75	$ 21,872	0.81%	0.00%	to	0.75%	0.68%	to	1.52%
2011	1,858	$11.80	to	$16.51	$ 25,802	3.42%	0.00%	to	0.75%	0.43%	to	1.16%
2010	2,069	$11.75	to	$16.32	$ 27,718	3.78%	0.00%	to	0.75%	2.35%	to	3.16%
2009	2,123	$11.48	to	$15.82	$ 28,147	4.51%	0.00%	to	0.75%	6.39%	to	7.18%
2008	1,988	$10.79	to	$14.76	$ 24,216	6.80%	0.00%	to	0.75%	-1.01%	to	-0.18%
ING Liquid Assets Portfolio - Institutional Class												
2012	4,152	$11.12			$ 46,173	0.10%	0.75%			-0.63%		
2011	4,778	$11.19			$ 53,468	0.01%	0.75%			-0.71%		
2010	5,142	$11.27			$ 57,949	0.06%	0.75%			-0.70%		
2009	5,979	$11.35			$ 67,860	0.34%	0.75%			-0.26%		
2008	8,270	$11.38			$ 94,111	2.78%	0.75%			1.97%		

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1

Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Liquid Assets Portfolio - Service Class												
2012	2,589	$11.55	to	$13.46	$ 34,850	-	-		-	-		-
2011	2,978	$11.55	to	$13.46	$ 40,049	-	-		-	-		-
2010	2,743	$11.55	to	$13.46	$ 36,858	-	-		-	-		-
2009	3,032	$11.55	to	$13.46	$ 40,762	0.09%	-		-	0.35%	to	0.37%
2008	3,075	$11.51	to	$13.41	$ 41,196	2.62%	-		-	2.40%	to	2.44%
ING Marsico Growth Portfolio - Institutional Class												
2012	532	$11.90	to	$18.32	$ 7,380	0.69%	0.00%	to	0.75%	12.05%	to	12.90%
2011	706	$10.54	to	$16.35	$ 8,567	0.45%	0.00%	to	0.75%	-2.15%	to	-1.40%
2010	588	$10.69	to	$16.71	$ 7,271	0.75%	0.00%	to	0.75%	19.19%	to	20.11%
2009	616	$8.90	to	$14.02	$ 6,273	1.11%	0.00%	to	0.75%	28.39%	to	29.36%
2008	663	$6.88	to	$10.92	$ 5,388	0.85%	0.00%	to	0.75%	-40.62%	to	-40.23%
ING MFS Total Return Portfolio - Institutional Class												
2012	280	$16.73	to	$20.00	$ 5,324	2.61%	0.00%	to	0.75%	10.58%	to	11.42%
2011	296	$15.13	to	$17.95	$ 5,013	2.44%	0.00%	to	0.75%	1.14%	to	1.87%
2010	318	$14.96	to	$17.62	$ 5,158	0.41%	0.00%	to	0.75%	9.36%	to	10.13%
2009	414	$11.31	to	$16.00	$ 6,126	2.78%	0.00%	to	0.75%	17.22%	to	18.17%
2008	410	$9.58	to	$13.54	$ 5,149	6.60%	0.00%	to	0.75%	-22.72%	to	-22.11%
ING MFS Utilities Portfolio - Service Class												
2012	470	$20.51	to	$21.73	$ 9,832	3.02%	0.00%	to	0.75%	12.45%	to	13.30%
2011	580	$18.24	to	$19.18	$ 10,818	3.68%	0.00%	to	0.75%	5.56%	to	6.38%
2010	519	$17.28	to	$18.03	$ 9,086	2.61%	0.00%	to	0.75%	12.87%	to	13.68%
2009	537	$15.31	to	$15.86	$ 8,294	4.89%	0.00%	to	0.75%	31.76%	to	32.83%
2008	699	$11.62	to	$11.94	$ 8,190	2.72%	0.00%	to	0.75%	-38.16%	to	-37.72%
ING PIMCO Total Return Bond Portfolio - Institutional Class												
2012	3,499	$13.66	to	$14.15	$ 48,641	3.81%	0.00%	to	0.75%	8.16%	to	9.01%
2011	3,269	$12.63	to	$12.98	$ 41,876	4.33%	0.00%	to	0.75%	2.93%	to	3.69%
2010	3,281	$12.27	to	$12.52	$ 40,631	5.71%	0.00%	to	0.75%	7.26%	to	8.07%
2009	2,479	$11.44	to	$11.59	$ 28,533	4.86%	0.00%	to	0.75%	13.83%	to	14.64%
2008	573	$10.05	to	$10.11	$ 5,772	(a)	0.00%	to	0.75%			(a)

67

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer Fund Portfolio - Institutional Class												
2012	85	$12.89	to	$13.65	$ 1,113	1.39%	0.00%	to	0.75%	9.70%	to	10.44%
2011	111	$11.75	to	$12.36	$ 1,327	1.33%	0.00%	to	0.75%	-5.01%	to	-4.26%
2010	170	$12.37	to	$12.91	$ 2,129	1.34%	0.00%	to	0.75%	15.28%	to	16.10%
2009	147	$10.73	to	$11.12	$ 1,590	1.58%	0.00%	to	0.75%	23.48%	to	24.52%
2008	122	$8.69	to	$8.93	$ 1,065	3.63%	0.00%	to	0.75%	-35.00%	to	-34.53%
ING Pioneer Mid Cap Value Portfolio - Institutional Class												
2012	456	$13.05	to	$13.83	$ 6,134	1.16%	0.00%	to	0.75%	10.41%	to	11.26%
2011	521	$11.82	to	$12.43	$ 6,312	1.54%	0.00%	to	0.75%	-5.52%	to	-4.82%
2010	584	$12.51	to	$13.06	$ 7,460	1.02%	0.00%	to	0.75%	17.24%	to	18.19%
2009	756	$10.67	to	$11.05	$ 8,180	1.40%	0.00%	to	0.75%	24.50%	to	25.43%
2008	858	$8.57	to	$8.81	$ 7,432	2.11%	0.00%	to	0.75%	-33.41%	to	-32.90%
ING Retirement Growth Portfolio - Institutional Class												
2012	2,504	$11.61	to	$11.89	$ 29,603	2.85%	0.00%	to	0.75%	12.61%	to	13.45%
2011	2,450	$10.31	to	$10.48	$ 25,559	1.26%	0.00%	to	0.75%	-1.53%	to	-0.76%
2010	2,508	$10.47	to	$10.56	$ 26,416	0.46%	0.00%	to	0.75%	11.26%	to	12.10%
2009	2,814	$9.41	to	$9.42	$ 26,501	(b)	0.00%	to	0.75%	(b)		
2008	(b)			(b)	(b)	(b)			(b)	(b)		
ING Retirement Moderate Growth Portfolio - Institutional Class												
2012	1,219	$11.77	to	$12.05	$ 14,603	3.07%	0.00%	to	0.75%	11.35%	to	12.09%
2011	1,343	$10.57	to	$10.75	$ 14,363	1.49%	0.00%	to	0.75%	-0.38%	to	0.47%
2010	1,380	$10.61	to	$10.70	$ 14,727	0.52%	0.00%	to	0.75%	10.52%	to	11.34%
2009	1,323	$9.60	to	$9.61	$ 12,706	(b)	0.00%	to	0.75%	(b)		
2008	(b)			(b)	(b)	(b)			(b)	(b)		
ING Retirement Moderate Portfolio - Institutional Class												
2012	772	$12.13	to	$12.42	$ 9,467	3.53%	0.00%	to	0.75%	9.77%	to	10.60%
2011	843	$11.05	to	$11.23	$ 9,378	1.70%	0.00%	to	0.75%	1.94%	to	2.65%
2010	788	$10.84	to	$10.94	$ 8,571	0.63%	0.00%	to	0.75%	8.84%	to	9.73%
2009	752	$9.96	to	$9.97	$ 7,498	(b)	0.00%	to	0.75%	(b)		
2008	(b)			(b)	(b)	(b)			(b)	(b)		

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class												
2012	2,160	$17.32	to	$26.81	$ 55,562	1.87%	0.00%	to	0.75%	13.92%	to	14.78%
2011	2,254	$15.09	to	$23.36	$ 50,632	2.10%	0.00%	to	0.75%	2.38%	to	3.14%
2010	2,468	$14.63	to	$22.65	$ 54,007	1.76%	0.00%	to	0.75%	13.48%	to	14.34%
2009	2,850	$12.80	to	$19.81	$ 54,665	2.19%	0.00%	to	0.75%	32.59%	to	33.61%
2008	2,782	$9.58	to	$14.83	$ 39,993	5.16%	0.00%	to	0.75%	-27.89%	to	-27.31%
ING T. Rowe Price Equity Income Portfolio - Institutional Class												
2012	1,387	$18.83	to	$19.07	$ 26,310	2.26%	0.00%	to	0.75%	16.56%	to	17.47%
2011	1,487	$16.03	to	$16.36	$ 24,132	2.49%	0.00%	to	0.75%	-1.39%	to	-0.62%
2010	1,313	$16.13	to	$16.59	$ 21,486	1.86%	0.00%	to	0.75%	14.33%	to	15.21%
2009	1,339	$10.59	to	$14.51	$ 19,112	1.95%	0.00%	to	0.75%	24.34%	to	25.34%
2008	1,307	$8.45	to	$11.67	$ 14,929	5.51%	0.00%	to	0.75%	-35.95%	to	-35.51%
ING T. Rowe Price International Stock Portfolio - Institutional Class												
2012	553	$14.81	to	$15.69	$ 8,463	0.55%	0.00%	to	0.75%	18.10%	to	19.04%
2011	624	$12.54	to	$13.18	$ 8,049	3.70%	0.00%	to	0.75%	-12.67%	to	-12.07%
2010	691	$14.36	to	$14.99	$ 10,153	1.60%	0.00%	to	0.75%	13.07%	to	13.91%
2009	705	$12.70	to	$13.16	$ 9,118	1.54%	0.00%	to	0.75%	37.00%	to	38.09%
2008	742	$9.27	to	$9.53	$ 6,968	1.20%	0.00%	to	0.75%	-49.73%	to	-49.34%
ING U.S. Stock Index Portfolio - Institutional Class												
2012	9,001	$14.14	to	$15.09	$128,974	1.91%	0.00%	to	0.75%	14.96%	to	15.81%
2011	9,748	$12.30	to	$13.03	$121,302	1.91%	0.00%	to	0.75%	0.99%	to	1.80%
2010	10,984	$12.18	to	$12.80	$135,066	1.49%	0.00%	to	0.75%	13.94%	to	14.70%
2009	12,302	$10.46	to	$11.16	$132,595	0.62%	0.00%	to	0.75%	25.18%	to	26.24%
2008	14,417	$8.29	to	$8.84	$123,899	3.80%	0.00%	to	0.75%	-37.57%	to	-37.10%
ING American Century Small-Mid Cap Value Portfolio - Initial Class												
2012	7	$16.91	to	$17.92	$ 131	1.23%	0.00%	to	0.75%	15.74%	to	16.59%
2011	13	$14.61	to	$15.37	$ 194	1.37%	0.00%	to	0.75%	-3.69%	to	-2.97%
2010	16	$15.17	to	$15.84	$ 245	1.20%	0.00%	to	0.75%	21.46%	to	22.41%
2009	20	$12.49	to	$12.94	$ 254	1.47%	0.00%	to	0.75%	35.03%	to	36.07%
2008	31	$9.25	to	$9.51	$ 291	1.00%	0.00%	to	0.75%	-26.94%	to	-26.39%

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Baron Growth Portfolio - Initial Class						
2012	710	$16.08 to $17.04	$ 11,798	-	0.00% to 0.75%	19.11% to 20.00%
2011	742	$13.50 to $14.20	$ 10,305	-	0.00% to 0.75%	1.66% to 2.46%
2010	1,083	$13.28 to $13.86	$ 14,740	-	0.00% to 0.75%	25.88% to 26.81%
2009	873	$10.55 to $10.93	$ 9,381	-	0.00% to 0.75%	34.57% to 35.51%
2008	913	$7.80 to $8.07	$ 7,254	-	0.00% to 0.75%	-41.58% to -41.09%
ING Columbia Small Cap Value II Portfolio - Initial Class						
2012	556	$11.58 to $12.17	$ 6,605	0.54%	0.00% to 0.75%	13.75% to 14.60%
2011	658	$10.18 to $10.62	$ 6,850	0.69%	0.00% to 0.75%	-3.23% to -2.48%
2010	653	$10.52 to $10.89	$ 7,000	1.44%	0.00% to 0.75%	24.50% to 25.46%
2009	754	$8.45 to $8.68	$ 6,448	1.21%	0.00% to 0.75%	24.08% to 25.07%
2008	748	$6.81 to $6.94	$ 5,141	0.28%	0.00% to 0.75%	-34.27% to -33.90%
ING Global Bond Portfolio - Service Class						
2012	1,238	$14.88 to $15.87	$ 18,884	6.43%	0.00% to 0.75%	6.82% to 7.67%
2011	1,173	$13.93 to $14.74	$ 16,690	7.24%	0.00% to 0.75%	2.73% to 3.53%
2010	1,226	$13.56 to $14.24	$ 16,888	3.12%	0.00% to 0.75%	14.72% to 15.58%
2009	1,350	$11.82 to $12.32	$ 16,156	3.77%	0.00% to 0.75%	20.37% to 21.29%
2008	1,220	$9.82 to $10.16	$ 12,087	6.55%	0.00% to 0.75%	-16.35% to -15.68%
ING Invesco Van Kampen Comstock Portfolio - Initial Class						
2012	401	$13.42 to $16.64	$ 6,479	1.50%	0.00% to 0.75%	17.90% to 18.86%
2011	443	$11.30 to $14.00	$ 6,041	1.65%	0.00% to 0.75%	-2.54% to -1.74%
2010	478	$11.50 to $14.26	$ 6,651	1.50%	0.00% to 0.75%	14.48% to 15.37%
2009	549	$9.97 to $12.36	$ 6,640	3.02%	0.00% to 0.75%	27.96% to 28.98%
2008	627	$7.73 to $9.59	$ 5,889	4.37%	0.00% to 0.75%	-36.84% to -36.32%
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class						
2012	95	$15.15 to $16.42	$ 1,497	2.25%	0.00% to 0.75%	11.89% to 12.77%
2011	153	$13.37 to $14.56	$ 2,151	2.45%	0.00% to 0.75%	-1.81% to -1.04%
2010	129	$13.51 to $14.72	$ 1,855	1.66%	0.00% to 0.75%	11.48% to 12.30%
2009	184	$12.03 to $13.11	$ 2,366	1.87%	0.00% to 0.75%	21.75% to 22.75%
2008	202	$9.81 to $10.68	$ 2,118	5.20%	0.00% to 0.75%	-23.90% to -23.36%

70

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Mid Cap Value Portfolio - Initial Class												
2012	518	$16.71	to	$25.80	$ 12,975	0.92%	0.00%	to	0.75%	19.41%	to	20.39%
2011	590	$13.88	to	$21.44	$ 12,323	1.09%	0.00%	to	0.75%	1.31%	to	2.06%
2010	614	$13.60	to	$21.01	$ 12,599	0.94%	0.00%	to	0.75%	22.41%	to	23.30%
2009	724	$11.03	to	$17.04	$ 12,046	1.33%	0.00%	to	0.75%	24.90%	to	25.94%
2008	911	$8.76	to	$13.53	$ 12,070	2.77%	0.00%	to	0.75%	-33.35%	to	-32.87%
ING Oppenheimer Global Portfolio - Initial Class												
2012	1,142	$15.51	to	$16.44	$ 18,504	1.24%	0.00%	to	0.75%	20.79%	to	21.69%
2011	1,119	$12.84	to	$13.51	$ 14,928	1.49%	0.00%	to	0.75%	-8.87%	to	-8.10%
2010	1,063	$14.09	to	$14.70	$ 15,468	1.61%	0.00%	to	0.75%	15.21%	to	16.07%
2009	602	$12.23	to	$12.67	$ 7,514	2.87%	0.00%	to	0.75%	38.51%	to	39.62%
2008	882	$8.83	to	$9.08	$ 7,911	2.03%	0.00%	to	0.75%	-40.74%	to	-40.30%
ING PIMCO Total Return Portfolio - Initial Class												
2012	567	$15.93	to	$17.13	$ 9,371	3.12%	0.00%	to	0.75%	7.42%	to	8.21%
2011	714	$14.83	to	$15.83	$ 10,954	3.15%	0.00%	to	0.75%	2.70%	to	3.48%
2010	846	$14.38	to	$15.30	$ 12,592	3.24%	0.00%	to	0.75%	7.04%	to	7.82%
2009	1,050	$13.34	to	$14.19	$ 14,513	2.96%	0.00%	to	0.75%	12.04%	to	12.96%
2008	1,572	$11.81	to	$12.57	$ 19,285	5.12%	0.00%	to	0.75%	-0.66%	to	0.16%
ING Pioneer High Yield Portfolio - Initial Class												
2012	1,850	$15.80	to	$16.37	$ 29,740	6.13%	0.00%	to	0.75%	15.33%	to	16.26%
2011	1,517	$13.70	to	$14.08	$ 20,994	5.53%	0.00%	to	0.75%	-1.44%	to	-0.71%
2010	1,756	$13.90	to	$14.18	$ 24,558	5.87%	0.00%	to	0.75%	18.10%	to	19.08%
2009	1,981	$11.69	to	$11.92	$ 23,386	8.42%	0.00%	to	0.75%	65.77%	to	67.18%
2008	2,538	$7.00	to	$7.13	$ 18,043	(a)	0.00%	to	0.75%			(a)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class												
2012	1,730	$16.49	to	$17.47	$ 29,026	0.50%	0.00%	to	0.75%	15.31%	to	16.18%
2011	1,989	$14.30	to	$15.04	$ 28,840	0.32%	0.00%	to	0.75%	-4.48%	to	-3.70%
2010	2,420	$14.97	to	$15.62	$ 36,658	0.27%	0.00%	to	0.75%	27.62%	to	28.45%
2009	2,750	$11.73	to	$12.16	$ 32,561	0.41%	0.00%	to	0.75%	45.35%	to	46.51%
2008	2,908	$8.05	to	$8.30	$ 23,626	0.48%	0.00%	to	0.75%	-43.61%	to	-43.15%

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Templeton Foreign Equity Portfolio - Initial Class						
2012	1,091	$11.18 to $11.24	$ 12,220	(e)	0.00% to 0.75%	(e)
2011	(e)	(e)	(e)	(e)	(e)	(e)
2010	(e)	(e)	(e)	(e)	(e)	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class						
2012	300	$12.35 to $13.09	$ 3,785	1.10%	0.00% to 0.75%	12.58% to 13.43%
2011	247	$10.97 to $11.54	$ 2,755	1.19%	0.00% to 0.75%	-3.26% to -2.53%
2010	243	$11.34 to $11.84	$ 2,793	0.57%	0.00% to 0.75%	12.61% to 13.41%
2009	570	$10.07 to $10.44	$ 5,909	1.74%	0.00% to 0.75%	30.78% to 31.82%
2008	284	$7.70 to $7.92	$ 2,231	3.40%	0.00% to 0.75%	-40.22% to -39.77%
ING Strategic Allocation Conservative Portfolio - Class I						
2012	7	$13.44 to $14.30	$ 97	3.23%	0.00% to 0.75%	11.44% to 12.33%
2011	7	$12.06 to $12.73	$ 89	4.44%	0.00% to 0.75%	1.09% to 1.76%
2010	8	$11.93 to $12.51	$ 91	4.23%	0.00% to 0.75%	10.16% to 11.10%
2009	9	$10.83 to $11.26	$ 98	8.56%	0.00% to 0.75%	17.08% to 17.91%
2008	10	$9.25 to $9.55	$ 89	4.67%	0.00% to 0.75%	-24.18% to -23.60%
ING Strategic Allocation Growth Portfolio - Class I						
2012	24	$13.19 to $14.04	$ 321	1.59%	0.00% to 0.75%	14.10% to 14.99%
2011	26	$11.56 to $12.21	$ 308	2.74%	0.00% to 0.75%	-3.67% to -2.86%
2010	28	$12.00 to $12.57	$ 350	3.30%	0.00% to 0.75%	12.25% to 13.04%
2009	40	$10.69 to $11.12	$ 439	12.10%	0.00% to 0.75%	24.30% to 25.23%
2008	81	$8.60 to $8.88	$ 718	2.79%	0.00% to 0.75%	-36.53% to -36.07%
ING Strategic Allocation Moderate Portfolio - Class I						
2012	90	$13.32 to $14.17	$ 1,276	2.10%	0.00% to 0.75%	12.79% to 13.63%
2011	96	$11.81 to $12.47	$ 1,197	3.39%	0.00% to 0.75%	-1.34% to -0.56%
2010	102	$11.97 to $12.54	$ 1,280	4.09%	0.00% to 0.75%	11.25% to 11.96%
2009	136	$10.76 to $11.20	$ 1,507	9.14%	0.00% to 0.75%	20.90% to 21.87%
2008	149	$8.90 to $9.19	$ 1,358	3.16%	0.00% to 0.75%	-31.01% to -30.48%

72

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Growth and Income Portfolio - Class I												
2012	520	$10.28	to	$17.03	$ 5,516	1.89%	0.00%	to	0.75%	14.86%	to	15.77%
2011	549	$8.95	to	$14.71	$ 5,046	1.30%	0.00%	to	0.75%	-1.00%	to	-0.22%
2010	570	$9.04	to	$14.75	$ 5,248	1.12%	0.00%	to	0.75%	13.28%	to	14.16%
2009	548	$7.98	to	$12.92	$ 4,434	2.66%	0.00%	to	0.75%	29.34%	to	30.39%
2008	2	$6.17	to	$6.22	$ 10	-	0.00%	to	0.75%	-38.11%	to	-37.68%
ING Index Plus LargeCap Portfolio - Class I												
2012	1,012	$13.15	to	$14.25	$ 13,703	1.65%	0.00%	to	0.75%	13.66%	to	14.46%
2011	1,005	$11.49	to	$12.45	$ 11,949	1.94%	0.00%	to	0.75%	-0.86%	to	-0.08%
2010	1,066	$11.50	to	$12.46	$ 12,746	1.78%	0.00%	to	0.75%	13.08%	to	13.97%
2009	988	$10.09	to	$10.94	$ 10,431	3.04%	0.00%	to	0.75%	22.27%	to	23.20%
2008	1,011	$8.19	to	$8.88	$ 8,704	2.01%	0.00%	to	0.75%	-37.67%	to	-37.19%
ING Index Plus MidCap Portfolio - Class I												
2012	459	$15.30	to	$19.21	$ 8,561	0.99%	0.00%	to	0.75%	16.81%	to	17.71%
2011	457	$13.00	to	$16.32	$ 7,246	0.97%	0.00%	to	0.75%	-1.88%	to	-1.14%
2010	621	$13.15	to	$16.51	$ 9,922	1.41%	0.00%	to	0.75%	20.97%	to	21.94%
2009	818	$10.79	to	$13.54	$ 10,716	1.65%	0.00%	to	0.75%	30.67%	to	31.75%
2008	960	$8.19	to	$10.28	$ 9,579	1.40%	0.00%	to	0.75%	-37.98%	to	-37.58%
ING Index Plus SmallCap Portfolio - Class I												
2012	504	$16.46	to	$17.85	$ 8,753	0.64%	0.00%	to	0.75%	11.52%	to	12.41%
2011	577	$12.03	to	$15.88	$ 8,930	0.84%	0.00%	to	0.75%	-1.47%	to	-0.74%
2010	666	$12.12	to	$16.00	$ 10,406	0.78%	0.00%	to	0.75%	21.89%	to	22.92%
2009	831	$9.86	to	$13.02	$ 10,546	1.71%	0.00%	to	0.75%	23.89%	to	24.83%
2008	807	$7.90	to	$10.43	$ 8,217	0.96%	0.00%	to	0.75%	-34.04%	to	-33.57%
ING International Index Portfolio - Class S												
2012	1,184	$14.67	to	$15.08	$ 17,440	2.57%	0.00%	to	0.75%	17.64%	to	18.46%
2011	1,306	$12.47	to	$12.73	$ 16,340	2.47%	0.00%	to	0.75%	-13.10%	to	-12.39%
2010	1,451	$14.35	to	$14.53	$ 20,857	3.29%	0.00%	to	0.75%	6.77%	to	7.63%
2009	1,685	$13.44	to	(b)	$ 22,654	(b)	0.00%	to	0.75%			(b)
2008	(b)			(b)	(b)	(b)			(b)			(b)

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Large Cap Growth Index Portfolio - Class I												
2012	2,036	$16.81	to	$17.28	$ 34,394	1.31%	0.00%	to	0.75%	13.66%	to	14.51%
2011	2,228	$14.79	to	$15.09	$ 33,051	1.18%	0.00%	to	0.75%	3.43%	to	4.21%
2010	2,653	$14.30	to	$14.48	$ 37,997	0.63%	0.00%	to	0.75%	11.89%	to	12.77%
2009	2,988	$12.78	to	$12.84	$ 38,213	(b)	0.00%	to	0.75%			(b)
2008	(b)			(b)	(b)	(b)			(b)			(b)
ING Russell™ Large Cap Index Portfolio - Class I												
2012	108	$16.65	to	$17.12	$ 1,836	2.52%	0.00%	to	0.75%	14.67%	to	15.60%
2011	107	$14.52	to	$14.81	$ 1,575	1.31%	0.00%	to	0.75%	1.82%	to	2.56%
2010	114	$14.26	to	$14.44	$ 1,636	4.83%	0.00%	to	0.75%	11.32%	to	12.20%
2009	176	$12.81	to	$12.87	$ 2,255	(b)	0.00%	to	0.75%			(b)
2008	(b)			(b)	(b)	(b)			(b)			(b)
ING Russell™ Large Cap Value Index Portfolio - Class I												
2012	358	$16.06	to	$16.51	$ 5,839	2.27%	0.00%	to	0.75%	15.29%	to	16.19%
2011	345	$13.93	to	$14.21	$ 4,843	1.63%	0.00%	to	0.75%	0.14%	to	0.85%
2010	337	$13.91	to	$14.09	$ 4,708	1.53%	0.00%	to	0.75%	10.48%	to	11.38%
2009	385	$12.59	to	$12.65	$ 4,862	(b)	0.00%	to	0.75%			(b)
2008	(b)			(b)	(b)	(b)			(b)			(b)
ING Russell™ Mid Cap Growth Index Portfolio - Class I												
2012	119	$18.30	to	$18.81	$ 2,212	0.65%	0.00%	to	0.75%	14.88%	to	15.75%
2011	151	$15.93	to	$16.25	$ 2,422	0.68%	0.00%	to	0.75%	-2.75%	to	-2.05%
2010	177	$16.38	to	$16.59	$ 2,908	0.32%	0.00%	to	0.75%	25.33%	to	26.26%
2009	160	$13.07	to	$13.14	$ 2,095	(b)	0.00%	to	0.75%			(b)
2008	(b)			(b)	(b)	(b)			(b)			(b)
ING Russell™ Small Cap Index Portfolio - Class I												
2012	190	$12.11	to	$12.54	$ 2,345	1.03%	0.00%	to	0.75%	15.11%	to	16.00%
2011	143	$10.52	to	$10.81	$ 1,523	1.04%	0.00%	to	0.75%	-4.62%	to	-3.91%
2010	139	$11.03	to	$11.25	$ 1,542	0.67%	0.00%	to	0.75%	25.48%	to	26.40%
2009	131	$8.79	to	$8.90	$ 1,159	-	0.00%	to	0.75%	25.75%	to	26.60%
2008	34	$6.99	to	$7.03	$ 239	(a)	0.00%	to	0.75%			(a)

74

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Small Company Portfolio - Class S												
2012	776	$11.68	to	$11.92	$ 9,129	0.14%	0.00%	to	0.75%	13.40%	to	14.29%
2011	927	$10.30	to	$10.43	$ 9,592	0.23%	0.00%	to	0.75%	-3.38%	to	-2.71%
2010	1,082	$10.66	to	$10.72	$ 11,560	(c)	0.00%	to	0.75%			(c)
2009	(c)			(c)	(c)	(c)			(c)			(c)
2008	(c)			(c)	(c)	(c)			(c)			(c)
ING U.S. Bond Index Portfolio - Class I												
2012	344	$12.51	to	$12.96	$ 4,372	2.04%	0.00%	to	0.75%	3.05%	to	3.85%
2011	441	$12.14	to	$12.48	$ 5,435	2.09%	0.00%	to	0.75%	6.40%	to	7.22%
2010	300	$11.41	to	$11.64	$ 3,454	2.85%	0.00%	to	0.75%	5.36%	to	6.11%
2009	458	$10.83	to	$10.97	$ 4,975	2.34%	0.00%	to	0.75%	5.04%	to	5.89%
2008	188	$10.31	to	$10.36	$ 1,942	(a)	0.00%	to	0.75%			(a)
ING MidCap Opportunities Portfolio - Class I												
2012	121	$18.57	to	$20.29	$ 2,392	0.53%	0.00%	to	0.75%	13.30%	to	14.25%
2011	148	$16.39	to	$17.76	$ 2,558	-	0.00%	to	0.75%	-1.21%	to	-0.56%
2010	167	$16.59	to	$17.86	$ 2,914	0.68%	0.00%	to	0.75%	29.31%	to	30.36%
2009	197	$12.83	to	$13.70	$ 2,639	0.23%	0.00%	to	0.75%	40.37%	to	41.53%
2008	271	$9.14	to	$9.68	$ 2,562	-	0.00%	to	0.75%	-38.08%	to	-37.63%
ING SmallCap Opportunities Portfolio - Class I												
2012	399	$13.70	to	$19.11	$ 5,696	-	0.00%	to	0.75%	14.26%	to	15.19%
2011	482	$11.99	to	$16.59	$ 5,977	-	0.00%	to	0.75%	0.08%	to	0.85%
2010	553	$11.98	to	$16.45	$ 6,904	-	0.00%	to	0.75%	31.36%	to	32.34%
2009	813	$9.12	to	$12.43	$ 7,675	-	0.00%	to	0.75%	30.10%	to	31.09%
2008	523	$7.01	to	$9.49	$ 3,771	-	0.00%	to	0.75%	-34.97%	to	-34.46%
M Business Opportunity Value Fund												
2012	129	$14.54	to	$15.76	$ 1,891	1.06%	0.00%	to	0.75%	16.41%	to	17.26%
2011	150	$12.49	to	$13.44	$ 1,895	0.37%	0.00%	to	0.75%	-4.80%	to	-4.07%
2010	182	$13.12	to	$14.01	$ 2,417	0.70%	0.00%	to	0.75%	8.43%	to	9.28%
2009	198	$12.10	to	$12.82	$ 2,426	0.86%	0.00%	to	0.75%	23.60%	to	24.59%
2008	246	$9.79	to	$10.29	$ 2,433	0.04%	0.00%	to	0.75%	-34.95%	to	-34.50%

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
M Capital Appreciation Fund												
2012	275	$22.00	to	$24.03	$ 6,072	0.33%	0.00%	to	0.75%	16.53%	to	17.45%
2011	291	$18.88	to	$20.46	$ 5,508	-	0.00%	to	0.75%	-7.90%	to	-7.25%
2010	363	$20.50	to	$22.06	$ 7,482	0.18%	0.00%	to	0.75%	26.08%	to	27.00%
2009	418	$16.26	to	$17.37	$ 6,822	0.05%	0.00%	to	0.75%	47.42%	to	48.59%
2008	498	$11.03	to	$11.69	$ 5,507	-	0.00%	to	0.75%	-42.43%	to	-42.01%
M International Equity Fund												
2012	728	$16.84	to	$18.39	$ 12,330	2.12%	0.00%	to	0.75%	19.77%	to	20.67%
2011	729	$14.06	to	$15.24	$ 10,287	3.06%	0.00%	to	0.75%	-14.16%	to	-13.56%
2010	784	$16.38	to	$17.63	$ 12,881	3.05%	0.00%	to	0.75%	3.80%	to	4.63%
2009	861	$15.78	to	$16.85	$ 13,630	2.28%	0.00%	to	0.75%	24.35%	to	25.28%
2008	966	$12.69	to	$13.45	$ 12,297	3.47%	0.00%	to	0.75%	-40.28%	to	-39.85%
M Large Cap Growth Fund												
2012	256	$14.86	to	$16.23	$ 3,989	0.04%	0.00%	to	0.75%	18.41%	to	19.34%
2011	126	$12.55	to	$13.60	$ 1,598	-	0.00%	to	0.75%	-1.49%	to	-0.80%
2010	155	$12.74	to	$13.71	$ 2,002	0.39%	0.00%	to	0.75%	22.15%	to	23.07%
2009	250	$10.43	to	$11.14	$ 2,644	0.63%	0.00%	to	0.75%	36.34%	to	37.36%
2008	314	$7.65	to	$8.11	$ 2,435	0.03%	0.00%	to	0.75%	-49.34%	to	-48.96%
Neuberger Berman AMT Socially Responsive Portfolio® - Class I												
2012	97	$13.89	to	$14.72	$ 1,394	0.21%	0.00%	to	0.75%	10.15%	to	11.01%
2011	109	$12.61	to	$13.26	$ 1,407	0.44%	0.00%	to	0.75%	-3.81%	to	-3.07%
2010	64	$13.11	to	$13.68	$ 859	-	0.00%	to	0.75%	21.95%	to	22.80%
2009	46	$10.75	to	$11.14	$ 501	2.32%	0.00%	to	0.75%	30.46%	to	31.39%
2008	33	$8.24	to	$8.48	$ 274	2.58%	0.00%	to	0.75%	-39.90%	to	-39.43%
Van Eck VIP Global Hard Assets Fund - Initial Class												
2012	89	$40.02	to	$40.52	$ 3,591	0.58%	0.00%	to	0.75%	2.62%	to	3.39%
2011	112	$39.00	to	$39.19	$ 4,355	1.30%	0.00%	to	0.75%	-17.07%	to	-16.46%
2010	159	$46.91	to	$47.03	$ 7,483	0.34%	0.00%	to	0.75%	28.25%	to	29.23%
2009	181	$36.30	to	$36.67	$ 6,613	0.28%	0.00%	to	0.75%	56.38%	to	57.55%
2008	228	$23.04	to	$23.45	$ 5,321	0.37%	0.00%	to	0.75%	-46.53%	to	-46.13%

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1

Notes to Financial Statements

(a)   As investment Division had no investments until 2008, this data is not meaningful and is therefore not presented.

(b)   As investment Division had no investments until 2009, this data is not meaningful and is therefore not presented.

(c)   As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.

(d)   As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.

(e)   As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets.
        The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the
        mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum
        and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Policy presented in the Statements of Assets and Liabilities. Certain items in this table are
        presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

77

FINANCIAL STATEMENTS — STATUTORY BASIS
Security Life of Denver Insurance Company
For the years ended December 31, 2012, 2011 and 2010
with Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP



SECURITY LIFE OF DENVER INSURANCE COMPANY
Financial Statements – Statutory Basis
December 31, 2012

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Security Life of Denver Insurance Company

We have audited the accompanying statutory-basis balance sheets of Security Life of Denver Insurance Company, as of December 31, 2012 and 2011, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado ("Colorado Division of Insurance"), which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Security Life of Denver Insurance Company at December 31, 2012 and 2011, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2012.

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of Security Life of Denver Insurance Company at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance.

Ernst & Young LLP

April 2, 2013

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets – Statutory Basis

	December 31	
	2012	**2011**
	(In Thousands)	
Admitted Assets		
Cash and invested assets:		
Bonds	$ 10,170,188	$ 10,659,961
Bonds - securities loaned and pledged	332,070	301,667
Preferred stocks	2,255	2,255
Common stocks	56,638	91,094
Subsidiaries	271,144	117,401
Mortgage loans	891,882	1,119,703
Contract loans	1,142,956	1,168,394
Derivatives	187,108	200,719
Securities lending collateral	105,042	79,082
Other invested assets	251,121	820,490
Cash and short term investments	898,552	751,332
Total cash and invested assets	14,308,956	15,312,098
Deferred and uncollected premiums, less loading (2012-$1,334; 2011-$1,336)	(80,294)	(58,943)
Accrued investment income	133,835	148,326
Reinsurance balances recoverable	554,372	392,383
Tax recoverable (including $0 and $198,785 on realized capital losses at December 31, 2012 and 2011, respectively)	-	35,178
Indebtedness from related parties	2,065	3,237
Net deferred tax asset	190,418	177,643
Other assets	22,592	24,916
Separate account assets	1,295,437	1,236,480
Total admitted assets	$ 16,427,381	$ 17,271,318

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets – Statutory Basis

	December 31		
	2012		**2011**
	(In Thousands, except share amounts)		

Liabilities and Capital and Surplus

Liabilities:

Policy and contract liabilities:

Life and annuity reserves	$ 9,852,557	$	10,544,891
Accident and health reserves	140,308		135,107
Deposit type contracts	1,414,735		2,173,772
Policy and contract claims	191,383		186,750
Total policy and contract liabilities	11,598,983		13,040,520
Accounts payable and accrued expenses	47,199		52,526
Reinsurance balances	1,313,537		816,607
Current federal income taxes payable (including $37,002 and $0 on realized capital losses at December 31, 2012 and 2011, respectively)	92,839		-
Indebtedness to related parties	37,377		38,732
Asset valuation reserve	62,113		160,654
Net transfers from separate accounts	(41,625)		(47,273)
Derivatives	246,095		195,879
Payable for securities lending	105,042		79,096
Other liabilities	210,511		178,581
Separate account liabilities	1,295,437		1,236,480
Total liabilities	14,967,508		15,751,802
Capital and surplus:			
Common stock: authorized 149 shares of $20,000 par value; 144 shares issued and outstanding	2,880		2,880
Special surplus funds	-		43,882
Surplus notes	165,032		165,032
Paid in and contributed surplus	1,453,584		1,533,584
Unassigned deficit	(161,623)		(225,862)
Total capital and surplus	1,459,873		1,519,516
Total liabilities and capital and surplus	$ 16,427,381	$	17,271,318

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Operations – Statutory Basis

| | Year ended December 31 | | |
	2012	2011	2010
	(In Thousands)		
Premiums and other revenues:			
Life, annuity, and accident and health premiums	$ 7,104,700	$ 5,685,000	$ 2,180,118
Net investment income	679,327	767,136	767,889
Amortization of interest maintenance reserve	(48,759)	(59,046)	(47,404)
Commissions, expense allowances and reserve adjustments on reinsurance ceded	310,503	742,006	102,476
Other revenue	85,808	89,719	88,307
Total premiums and other revenues	8,131,579	7,224,815	3,091,386
Benefits paid or provided:			
Death benefits	229,909	276,592	217,129
Annuity benefits	73,646	76,740	53,394
Disability benefits	78,600	85,972	81,901
Surrender benefits and withdrawals	7,496,864	5,926,182	2,256,495
Interest on policy or contract funds	114,492	28,742	76,856
Other benefits	803	803	899
Decrease in life and annuity reserves	(687,133)	(74,914)	(110,354)
Net transfers (from) to separate accounts	(12,766)	(26,249)	5,868
Total benefits paid or provided	7,294,415	6,293,868	2,582,188
Insurance expenses and other deductions:			
Commissions	617,579	402,301	365,904
General expenses	90,676	83,829	89,497
Insurance taxes, licenses and fees	20,858	22,187	16,353
Other deductions	235,353	226,241	53,292
Total insurance expenses and other deductions	964,466	734,558	525,046
(Loss) gain from operations before policyholder dividends, federal income taxes and net realized capital (losses) gains	(127,302)	196,389	(15,848)
Dividends to policyholders	1,618	1,792	2,288
(Loss) gain from operations before federal income taxes and net realized capital (losses) gains	(128,920)	194,597	(18,136)
Federal income tax (benefit) expense	(5,083)	152,408	(18,121)
(Loss) gain from operations before net realized capital (losses) gains	(123,837)	42,189	(15)
Net realized capital (losses) gains	(5,998)	133,044	(339,922)
Net (loss) income	$ (129,835)	$ 175,233	$ (339,937)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Changes in Capital and Surplus – Statutory Basis

| | Year ended December 31 | | |
	2012	2011	2010
	(In Thousands)		
Common stock:			
Balance at beginning and end of year	$ 2,880	$ 2,880	$ 2,880
Special surplus funds:			
Balance at beginning of year	43,882	72,595	74,195
Change in admitted deferred tax asset per SSAP 10R	(43,882)	(28,713)	(1,600)
Balance at end of year	-	43,882	72,595
Surplus notes:			
Balance at beginning and end of year	165,032	165,032	165,032
Paid in and contributed surplus:			
Balance at beginning of year	1,533,584	1,703,584	1,703,584
Return of capital	(80,000)	(200,000)	-
Capital contribution	-	30,000	-
Balance at end of year	1,453,584	1,533,584	1,703,584
Unassigned deficit:			
Balance at beginning of year	(225,862)	(487,052)	(248,219)
Net income	(129,835)	175,233	(339,937)
Change in net unrealized capital (losses) gains	(197,817)	(7,476)	283,557
Change in nonadmitted assets	279,166	(89,097)	(202,112)
Change in liability for reinsurance in unauthorized companies	225	1,267	728
Change in asset valuation reserve	98,541	14,064	(155,296)
Cumulative effect of change in accounting principle	-	(1,055)	-
Change in net deferred income tax	23,118	6,216	189,637
Deferred gain on reinsurance of existing business	11,175	175,028	-
Amortization of gain on reinsurance	(18,189)	(16,313)	(13,118)
Additional minimum pension liability	(2,145)	3,323	(2,292)
Balance at end of year	(161,623)	(225,862)	(487,052)
Total capital and surplus	$ 1,459,873	$ 1,519,516	$ 1,457,039

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Cash Flows – Statutory Basis

	Year ended December 31		
	2012	**2011**	**2010**
	(In Thousands)		
Operating Activities:			
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ 7,102,120	$ 5,681,567	$ 2,214,377
Net investment income received	695,275	778,683	718,542
Commissions and expenses paid	(928,371)	(522,772)	(419,697)
Benefits paid	(8,339,234)	(6,350,622)	(2,688,568)
Net transfers from separate accounts	18,411	36,313	1,206
Dividends paid to policyholders	(2,141)	(2,136)	(2,330)
Federal income taxes recovered	27,908	9,218	29,395
Miscellaneous income	792,884	855,625	167,913
Net cash (used in) provided by operations	(633,148)	485,876	20,838
Investment Activities:			
Proceeds from sales, maturities, or repayments of investments:			
Bonds	3,852,247	2,286,938	3,198,330
Stocks	31,864	17,011	25,057
Mortgage loans	262,631	216,810	333,300
Other invested assets	566,599	158,793	132,933
Net gain on cash and short term investments	157	764	2
Miscellaneous proceeds	92,160	26,587	32,391
Total proceeds from sales, maturities, or repayments of investments:	4,805,658	2,706,903	3,722,013
Cost of investments acquired:			
Bonds	3,052,029		2,342,326
Stocks	2,747	17,543	5,615
Mortgage loans	35,069	21,969	13,700
Other invested assets	337,681	54,590	85,758
Miscellaneous applications	86,155	61,368	313,264
Total cost of investments acquired	3,513,681	1,680,268	2,760,663
Net decrease in contract loans	26,057	92,442	21,256
Net cash provided by investment activities	1,318,034	1,119,077	982,606
Financing and Miscellaneous Activities:			
Other cash provided (applied):			
Borrowed money	-	(210,724)	38,169
Net withdrawals on deposit type contracts	(759,037)	(710,673)	(935,069)
Capital and surplus (paid in) paid out	(80,000)	(170,000)	260,000
Securities lending cash release	-	(1,120,000)	-
Other cash provided (applied)	301,371	(28,177)	(309,850)
Net cash used in financing and miscellaneous activities	(537,666)	(2,239,574)	(946,750)
Net increase (decrease) in cash and short term investments	147,220	(634,621)	56,694
Cash and short term investments:			
Beginning of year	751,332	1,385,953	1,329,259
End of year	$ 898,552	$ 751,332	$ 1,385,953

The accompanying notes are an integral part of these financial statements.

(Dollar amounts in millions, unless otherwise stated)

1.   **Organization and Significant Accounting Policies**

Security Life of Denver Insurance Company (the "Company") is domiciled in Colorado and is a wholly owned direct subsidiary of ING U.S., Inc. ("ING US"), ("Parent"), a Delaware domiciled non-insurance holding company. ING US's name was changed from ING America Insurance Holdings, Inc. on June 14, 2012.   The Company's ultimate parent is ING Groep, N.V. ("ING"), a global financial services company based in the Netherlands.

ING has announced the anticipated separation of its global banking and insurance business. While all options for affecting the separation of ING U.S. and its subsidiaries, including the Company from ING remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., which together with its subsidiaries, constitutes ING's U.S.-based retirement, investment management, and insurance operations. ING U.S. filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission ("SEC") on November 9, 2012, which was amended on January 23, 2013 and March 19, 2013, in connection with the proposed IPO of its common stock.

Description of Business

The Company focuses on two markets: the advanced market and the investment products market. The life insurance products offered for the advanced market include wealth transfer and estate planning, executive benefits, charitable giving and corporate owned life insurance. These products include universal life and variable life. Operations are conducted almost entirely on the general agency basis and the Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia, Guam, the U.S. Virgin Islands, and Puerto Rico (approved for reinsurance only). In the investment products market, the Company offers guaranteed investment contracts, funding agreements, and trust notes to institutional buyers.

Use of Estimates

The preparation of the financial statements of the Company requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Recently Adopted Accounting Principles

Effective January 1, 2012, the Company adopted Statement of Statutory Accounting Principles ("SSAP") No. 101, *Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10* ("SSAP No. 101"). SSAP No.101 changes statutory accounting for income taxes in two key areas: (1) tax contingencies and (2) the admissibility of deferred tax assets.

(Dollar amounts in millions, unless otherwise stated)

Under SSAP No. 101, Federal and foreign income tax contingencies are now determined under a modified version of SSAP No. 5, *Liabilities, Contingencies and Impairments of Assets – Revised* ("SSAP No. 5R"). Under this standard, the recognition of tax loss contingencies uses a more likely than not model.

SSAP No. 101 also provides for a three-step calculation to determine the admitted portion of adjusted gross deferred tax assets. In the first part of the admissibility test, all filers will be allowed to use a reversal period that corresponds to the tax loss carryback provisions of the Internal Revenue Code, not to exceed three years. In the second part of the admissibility test, the reversal period and surplus limitation parameters of one year and 10% or three years and 15% are determined based upon risk-based capital ("RBC") levels. Companies not meeting the minimum threshold are prohibited from admitting any amount in this part of the admissibility test. For purposes of determining test parameters, calculations of RBC or surplus thresholds will use current reporting period information. In Step 3 of the admissibility calculation, SSAP No. 101 allows the admittance of adjusted gross deferred tax assets (after application of Steps 1 and 2) to the extent that offsetting by deferred tax liabilities of the same tax character (i.e. ordinary versus capital) would be permitted in the tax return under current tax laws. Additionally, an entity would have to consider the reversal patterns of temporary differences. Whether or not scheduling of reversing deferred tax assets and liabilities is necessary is a matter of judgment based on the specific facts and circumstances. The third part of the admissibility calculation under SSAP No. 101 is consistent with SSAP No. 10R, *Income Taxes – A Temporary Replacement of SSAP No. 10* ("SSAP No. 10R"), except the consideration of reversal patterns of temporary difference was not explicitly stated.

There was no effect on the Company's balance sheet or statement of operations as a result of adopting this standard.

Effective December 31, 2011, the Company adopted SSAP No. 5R. This statement defines and establishes accounting for liabilities, contingencies and impairments of assets, particularly contingencies related to or on behalf of direct or indirect wholly owned insurance and non-insurance subsidiaries. At inception, the Company is required to record a liability equal to the fair value of the guarantee. If the Company subsequently determines that it is probable that payment will be required under the guarantee, the liability recorded will be an amount equal to the greater of the fair value of the guarantee or the undiscounted future payments required under the guarantee. The Company recognized a non-contingent liability of $1.3 as a result of the adoption of this statement. Capital and surplus decreased by $0.9 and there was a $0.2 increase in net income as a result of the adoption of this statement. See Note 14 for additional disclosures required by this statement.

Effective December 31, 2011, the Company adopted the modifications made to SSAP No. 22, *Leases* ("SSAP No. 22"), as they relate to modification and early termination of

(Dollar amounts in millions, unless otherwise stated)

leases. Under the provisions of the statement, early termination or non-use of leased property benefits, are recognized at fair value as follows:
  a. Liabilities for costs to terminate a contract before the end of its term are recognized when the Company terminated in accordance with the contract terms.
  b. Liabilities for costs that will continue to be incurred under a contract for its remaining term without economic benefit are recognized as of the date the Company no longer has the right to use the leased property. The fair value of the liability on that date will be determined based on the remaining lease rentals, adjusted for the effects of any prepaid or deferred items recognized under the lease, and reduced by estimated sublease rentals that could be reasonably obtained for the property, even if there is no intent to enter into a sublease.

The Company had no impact to financial statements as a result of the adoption of this statement. There was no impact to net income. See Note 14 for additional disclosures required by this statement.

Effective January 1, 2011, the Company adopted SSAP No. 35R, *Guaranty Fund and Other Assessments* ("SSAP No. 35R"). This statement establishes statutory accounting principles for guaranty fund and other assessments.

Guaranty fund and other assessments will be expensed and a liability accrued by the Company when the following conditions are met:
  a. An assessment has been imposed or information available prior to issuance of the statutory financial statement indicates that it is probable that an assessment will be imposed.
  b. The event obligating an entity to pay an imposed or probable assessment has occurred on or before the date of the financial statements.
  c. The amount of the assessment can be reasonably estimated.

In addition, if it is probable that a paid or accrued assessment will result in an amount that is recoverable from premium tax offsets or policy surcharges, the Company will recognize an asset or liability for that recovery in an amount that is determined based on current laws, projections of future premium collections or policy surcharges from in-force policies. Any recognized asset from premium tax credits or policy surcharges will be re-evaluated regularly to ensure recoverability. Upon expiration, tax credits no longer meeting the definition of an asset will be charged to income in the period the determination is made.

The Company has re-evaluated both the liability and asset under the new guidelines established by SSAP No. 35R due to various assessments related to insolvencies. As a result of adopting this change in accounting principle the effects on the Company's 2011 financial statements were an increase in liabilities of $0.3 and a decrease in capital and surplus of $0.1. See Note 17 for additional disclosures required by this standard.

(Dollar amounts in millions, unless otherwise stated)

Effective December 31, 2010, the Company adopted SSAP No. 100, *Fair Value Measurements* ("SSAP No. 100")*.* This statement defines fair value, establishes a framework for measuring fair value and establishes the following disclosure requirements about fair value:

▪ Fair value measurements at the reporting date and the source of the fair value measurement;
▪ The level within the fair value hierarchy in which the fair value measurements fall;
▪ Significant transfers in and out of Level 3;
▪ Purchases, sales, issuances, and settlement in the Level 3 fair value measurements reconciliation;
▪ Fair value measurement disclosures for each class of assets and liabilities (i.e. disaggregated);
▪ Valuation techniques and inputs used for Level 1, Level 2 and Level 3 fair value measurements.

As this statement only pertains to additional disclosures, the adoption had no impact on the Company's balance sheet or statement of operations.

Effective December 31, 2010, the Company adopted SSAP No. 91R, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SSAP No. 91R"). The statement initially established statutory accounting principles for transfers and servicing of financial assets. Amendments to the statement were made in 2010 to clarify that the adequacy of collateralization should be measured based on the fair value of the collateral obtained. Under the revised standard, securities pledged as collateral that may be sold or repledged by the transferor or its agent are reclassified on the Company's balance sheet separately from assets not so encumbered. Reporting of collateral on the Company's balance sheet is determined by the administration of the program and is presented accordingly. The adoption of SSAP No. 91R had no impact on the net income or surplus of the Company. See Note 3 for additional discloses required by the standard.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance, which practices differ from United States generally accepted accounting principles ("GAAP"). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held to maturity, trading or available for sale. Held to maturity investments are reported at amortized cost, and the remaining fixed maturity investments

(Dollar amounts in millions, unless otherwise stated)

are reported at fair value with unrealized capital gains and losses reported in statement of operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available for sale.

Management regularly reviews the value of the Company's investments in bonds and mandatorily redeemable preferred stocks. If the fair value of any investment falls below its cost basis, the decline is analyzed to determine whether it is an other than temporary decline. To make this determination for each security, the following are some of the factors considered:

- The length of time and the extent to which the fair value has been below cost.
- The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential.
- Management's intent and ability to hold the security long enough for it to recover its fair value.

Based on the analysis, management makes a judgment as to whether the loss is other than temporary. If the loss is other than temporary, an impairment charge is recorded within net realized investment gains (losses) in the statements of operations in the period the determination is made.

The Company invests in structured securities including mortgage backed securities/ collateralized mortgage obligations, asset backed securities, collateralized debt obligations, and commercial mortgage backed securities. For these structured securities in unrealized loss positions, management determines whether it has the intent to sell or the intent and ability to hold the security for a period of time sufficient to recover the amortized cost. If management has the intent and ability to hold the security to recovery, the Company must compare the present value of the expected future cash flows for this security to its amortized cost. If the present value of the expected future cash flows for the security is lower than its amortized cost, the security is written down to its present value of the expected future cash flows.

When an other-than-temporary impairment ("OTTI") is recorded because there is intent to sell or a holder does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis, the security is written down to fair value. The total loss recorded is bifurcated between the interest related loss and the non-interest related loss. The interest portion shall be recorded through the interest maintenance reserve ("IMR") and the non-interest portion shall be recorded through the asset valuation reserve ("AVR").

For GAAP, when a decline in fair value is determined to be other-than-temporary, the loss which is calculated as the difference between the securities carrying value and fair value is recorded in net realized capital gains (losses) in its entirety or bifurcated between

(Dollar amounts in millions, unless otherwise stated)

net realized capital gains (losses) and accumulated other comprehensive income, as appropriate.

Realized gains and losses on disposed investments are reported in the statements of operations, net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold.

The Company also follows the hedge accounting guidance in SSAP No. 86, *Accounting for Derivative Instruments and Hedging Activities* ("SSAP No. 86") for derivative transactions entered into or modified on or after January 1, 2003. Under SSAP No. 86, derivatives that are deemed effective hedges are accounted for entirely in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately. For effective cash flow hedges, changes in fair value are credited or charged directly to a separate component of shareholder's equity rather than to income as required for fair value hedges. An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is reported at fair value, and the change in fair value is recognized in income.

Asset Valuation Reserves: The AVR is intended to establish a reserve to offset potential credit related investment losses on most invested asset categories. AVR is determined by an NAIC prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Interest Maintenance Reserve: Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five year bands. The Company reports the net deferral of IMR as a liability on the accompanying balance sheets. When the net deferral of IMR is negative, the amount is reported as a component of other assets and nonadmitted.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are

(Dollar amounts in millions, unless otherwise stated)

amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods ("CRVM") using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Gains and losses generated in certain reinsurance transactions are deferred and amortized over the remaining life of the business for GAAP purposes. For statutory, losses are recognized immediately in income, with gains reported as a separate component of

(Dollar amounts in millions, unless otherwise stated)

surplus and amortized over the remaining life of the business. Under GAAP, such assets are included in the balance sheets.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally disallowed deferred federal income tax assets, disallowed interest maintenance reserves, non-operating system software, past due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual,* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated. Certain affiliated investments, for which audited GAAP statements are not available or expected to be available, are nonadmitted. Under GAAP, the accounts and operations of the Company's subsidiaries are consolidated. All affiliated investments are included in the Consolidated balance sheets except to the extent they are appropriately nonadmitted.

Employee Benefits: For purposes of calculating the Company's pensions and postretirement benefit obligations, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

*Universal Life and Annuity Polici*es: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends: Policyholder dividends are recognized when declared. Under GAAP, dividends are recognized over the term of the related policies.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. For periods after the adoption of SSAP No. 101, assuming minimum thresholds are met, the formula allows the Company to consider the amount of differences that will reverse over the next three years, taxes paid in prior years that could be recovered through carrybacks, surplus limits, and the amount of deferred tax liabilities available for offset. The Company is also required, under SSAP No. 101, to reduce the gross deferred tax asset by a statutory valuation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the gross deferred tax assets will not be realized. Any deferred tax assets not covered under the formula are nonadmitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years

(Dollar amounts in millions, unless otherwise stated)

including state deferred tax assets, and a valuation allowance is established if, based on the weight of the evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Surplus Notes: Surplus notes issued are reported as a component of surplus on the balance sheets. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Colorado Division of Insurance. Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a change to earnings over the term of the notes. See Note 3 for additional information on affiliate surplus notes.

Mortgage Loans: Mortgage loans are reported at amortized cost, less write down for impairments. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the lesser of the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in net realized capital gains (losses). Under GAAP, in addition to impairments of specific mortgage loans, a general allowance is recorded for losses not specifically identifiable.

Cash and Short-term Investments: Cash and short-term investments represent cash balances, demand deposits, and short term fixed maturity investments with initial maturities of one year or less at the date of acquisition. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Reconciliation to GAAP: The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments: Investments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the effective interest method.

Loan-backed securities are stated at either amortized cost or the lower of amortized cost or fair value. Amortized cost is determined using the effective interest method and includes anticipated prepayments. The retrospective adjustment method is used to

(Dollar amounts in millions, unless otherwise stated)

determine the amortized cost for the majority of loan-backed and structured securities. For certain securities the prospective adjustment method is used, including interest only securities and securities that have experienced an OTTI.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or fair value and nonredeemable preferred stocks are reported at fair value or the lower of cost or fair value.

Common stocks are reported at fair value, and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.
The Company's use of derivatives is primarily for economic hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. For those derivatives in effective hedging relationships, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold. The unrealized gains and losses from derivatives not designated as accounting hedges are reported at fair value through surplus. Upon termination, interest related gains and losses on asset hedges are included in IMR and are amortized over the remaining lives of the derivatives; other gains and losses are added to the AVR. The Company enters into the following derivatives:

- *Interest rate swaps:* Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturity portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

- *Foreign exchange swaps:* Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to foreign invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.

- *Credit default swaps (replication - sold credit protection):* Credit default swaps are utilized to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. Replicated (synthetic) assets filed with the NAIC's Securities Valuation Office ("SVO") result in both the derivative and cash instrument being carried at amortized cost. The replication practices are in accordance with SSAP No. 86.

(Dollar amounts in millions, unless otherwise stated)

- *Credit default swaps:* Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

- *Forwards:* Forwards are acquired to hedge the Company's portfolio of inverse floating rate instruments against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on owned forwards or interest rate rises on purchased forwards) or will be required to make a payment (interest rate rises on owned forwards or interest rate drops on purchased forwards).

- *Call options:* Call options are used to hedge against an increase in the various equity indices. Such increase may result in increased payments to contract holders of fixed indexed annuity contracts, and the call options offset this increased expense. Call options are reported at fair value.

SSAP No. 97, *Investments in Subsidiary, Controlled and Affiliated Entities* ("SSAP No. 97"), applies to the Company's subsidiaries, controlled and affiliated entities ("SCA"). The Company's insurance subsidiaries are reported at their underlying statutory basis net assets, and the Company's non-insurance subsidiaries are reported at the underlying GAAP equity amount, adjusted for nonadmitted assets as promulgated by the NAIC Accounting Practices and Procedures Manual. Dividends from subsidiaries are included in net investment income. The net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses. SCA entities for which audited statements are not available or expected to be available are nonadmitted. Management regularly reviews its SCA's to determine if an other-than-temporary impairment has occurred. During this review, management makes a judgment as to whether it is probable that the reporting entity will be unable to recover the carrying amount of the investment or there is evidence indicating inability of the investee to sustain earnings.

Contract loans are reported at unpaid principal balances but not in excess of the cash surrender value.

The Company engages in reverse repurchase agreements. Such arrangements typically meet the requirements to be accounted for as financings. For reverse repurchase agreements, Company policies require that at all times during the respective agreement term, cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets from others. Cash collateral

(Dollar amounts in millions, unless otherwise stated)

received is used for general liquidity purposes and the offsetting collateral liability is included in borrowed money on the balance sheets.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the fair value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair value fluctuates.

Short-term investments are reported at amortized cost which approximates fair value. Short-term investments include investments with maturities between three months and one year at the date of acquisition.

Partnership interests, which are included in other invested assets, are reported at the underlying audited GAAP equity of the investee. Changes in surplus from distributions are reported in investment income.

Residual collateralized mortgage obligations, which are included in other invested assets on the balance sheets, are reported at amortized cost using the effective interest method.

Surplus notes acquired, which are included in other invested assets on the balance sheets, are reported at amortized cost using the effective interest method.

Realized capital gains and losses are generally determined using the first in first out method.

Cash on hand includes cash equivalents. Cash equivalents are short term investments that are both readily convertible to cash and have an original maturity date of three months or less from date of purchase.

Aggregate Reserve for Life Policies and Contracts: Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 1.5% to 11.3% for 2012.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

(Dollar amounts in millions, unless otherwise stated)

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.
For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Colorado Division of Insurance, is $18.3 billion and $7.8 billion at December 31, 2012 and 2011, respectively.

The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $314.1 and $295.1 at December 31, 2012 and 2011, respectively. The Company anticipates investment income as a factor in the premium deficiency calculation in accordance with SSAP No. 54, *Individual and Group Accident and Health Contracts* ("SSAP No. 54").

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance: Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Electronic Data Processing Equipment: Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of such assets is calculated on a straight line basis over the estimated useful life of the asset.

Participating Insurance: Participating business approximates less than 1% of the Company's ordinary life insurance in force and less than 1% of premium income. The amount of dividends to be paid to participating policyholders is determined annually by

(Dollar amounts in millions, unless otherwise stated)

the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends expense of $1.6, $1.8 and $2.3 was incurred in 2012, 2011 and 2010, respectively.

Benefit Plans: The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plans. The Company also provides a contributory retirement plan for substantially all employees.

Nonadmitted Assets: Nonadmitted assets are summarized as follows:

	December 31	
	2012	**2011**
	(In Thousands)	
Surplus note	$ -	$ 5,810
Other invested assets	13,957	15,765
Net deferred tax asset	156,159	120,526
Negative IMR	70,631	324,108
Agents' debit balances	10,368	20,480
Deferred and uncollected premium	141	371
Receivables from parent, subsidiaries and affiliates	295	26
Other	556	304
Total nonadmitted assets	$ 252,107	$ 487,390

Changes in nonadmitted assets are generally reported directly in unassigned surplus as an increase or decrease in nonadmitted assets.

Claims and Claims Adjustment Expenses: Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2012. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2012.

Separate Accounts: Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value and are legally segregated and are not subject to claims that arise out of any other business of the Company. There are no product classification differences under GAAP.

Reserves related to the Company's mortality risk are associated with life and annuity reserves. These reserves include reserves for guaranteed minimum death benefits (before

(Dollar amounts in millions, unless otherwise stated)

reinsurance) that totaled $6.0 and $0.3 at December 31, 2012 and 2011, respectively. The operations of the separate accounts are not included in the accompanying financial statements.

2.   **Permitted Statutory Basis Accounting Practices**

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Colorado Division of Insurance. The Colorado Division of Insurance recognizes only statutory accounting practices prescribed or permitted by the State of Colorado for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Colorado Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the State of Colorado. The Colorado Commissioner of Insurance ("Commissioner") has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Colorado Division of Insurance. As of December 31, 2012, 2011 and 2010, the Company had no such permitted accounting practices.

(Dollar amounts in millions, unless otherwise stated)

3.   **Investments**

Fixed Maturities and Equity Securities

The cost or amortized cost and fair value of bonds and equity securities are as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2012:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 1,745,708	$ 267,165	$ 927	$ 2,011,946
States, municipalities, and political subdivisions	97,125	17,547	5	114,667
Foreign other (par value - $1,499,426)	1,541,928	201,599	7,424	1,736,103
Foreign government (par value - $78,254)	91,439	9,895	57	101,277
Corporate securities	4,014,439	564,418	11,276	4,567,581
Residential mortgage backed securities	1,441,666	289,327	70,710	1,660,283
Commercial mortgage backed securities	1,446,427	128,646	6,503	1,568,570
Other asset backed securities	126,972	9,492	657	135,807
Total fixed maturities	10,505,704	1,488,089	97,559	11,896,234
Preferred stocks	2,255	3,434	-	5,689
Common stocks	56,609	107	78	56,638
Total equity securities	58,864	3,541	78	62,327
Total	$ 10,564,568	$ 1,491,630	$ 97,637	$ 11,958,561
At December 31, 2011:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 1,520,186	$ 268,231	$ -	$ 1,788,417
States, municipalities, and political subdivisions	90,572	12,091	134	102,529
Foreign other (par value - $1,378,497)	1,366,800	168,179	20,192	1,514,787
Foreign government (par value - $61,360)	65,387	13,001	1	78,387
Public utilities securities	43,813	4,838	11	48,640
Corporate securities	3,881,672	559,656	12,966	4,428,362
Residential mortgage backed securities	1,985,908	394,391	210,309	2,169,990
Commercial mortgage backed securities	1,756,973	28,220	152,854	1,632,339
Other asset backed securities	253,547	13,254	10,704	256,097
Total fixed maturities	10,964,858	1,461,861	407,171	12,019,548
Preferred stocks	2,255	1,675	-	3,930
Common stocks	85,948	5,146	-	91,094
Total equity securities	88,203	6,821	-	95,024
Total	$ 11,053,061	$ 1,468,682	$ 407,171	$ 12,114,572

(Dollar amounts in millions, unless otherwise stated)

Reconciliation of bonds from amortized cost to carrying value is as follows:

	December 31	
	2012	**2011**
	(In Thousands)	
Cost or amortized cost	$ 10,505,704	$ 10,964,858
Adjustment for below investment grade bonds	(3,446)	(3,230)
Carrying value	$ 10,502,258	$ 10,961,628

The aggregate fair value of bonds with unrealized losses and the time period that cost exceeded fair value are as follows:

	Less than 6 Months Below Cost	**More than 6 Months and Less than 12 Months Below Cost**	**More than 12 Months Below Cost**	**Total**
	(In Thousands)			
At December 31, 2012:				
Fair value	$ 508,568	$ 34,091	$ 910,201	$ 1,452,860
Unrealized loss	7,953	1,560	88,046	97,559
At December 31, 2011:				
Fair value	$ 626,847	$ 1,034,944	$ 944,243	$ 2,606,034
Unrealized loss	31,247	131,446	244,478	407,171

The amortized cost and fair value of investments in bonds at December 31, 2012, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	**Fair Value**
	(In Thousands)	
Maturity:		
Due in 1 year or less	$ 254,579	$ 281,223
Due after 1 year through 5 years	1,705,139	1,784,267
Due after 5 years through 10 years	1,134,074	1,236,249
Due after 10 years	4,396,847	5,229,835
	7,490,639	8,531,574
Residential mortgage backed securities	1,441,666	1,660,283
Commercial mortgage backed securities	1,446,427	1,568,570
Other asset backed securities	126,972	135,807
Total	$ 10,505,704	$ 11,896,234

At December 31, 2012 and 2011, investments in certificates of deposit and bonds with an admitted asset value of $25.8 and $25.7, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

(Dollar amounts in millions, unless otherwise stated)

The Company is a member of the Federal Home Loan Bank of Topeka ("FHLB"). The Company issues non-putable funding agreements to the FHLB as part of a spread lending business within its general account. At December 31, 2012 and 2011, the Company had $0.9 billion and $1.4 billion, respectively, in non-putable funding agreements, including accrued interest, issued to the FHLB. At December 31, 2012 and 2011, assets with a book value of $1.0 billion and $1.6 billion, respectively, collateralized the funding agreements to the FHLB. The Company also owned $55.7 and $82.6 of FHLB stock at December 31, 2012 and 2011, respectively. The additional FHLB funding capacity available to the Company at December 31, 2012 was $33.7.

Underlying collateral, originated prior to 2008, has continued to reflect the problems associated with a housing market that has experienced substantial price declines and an employment market that declined significantly and remains under stress. Credit spreads have widened meaningfully from issuance, and rating agency downgrades have been widespread and severe within the sector. Over the course of 2010 and 2011, market prices and liquidity within the sector exhibited volatility, driven by various factors, both domestically and globally. During 2012, market prices and sector liquidity exhibited sustained improvements, driven by an improved technical picture and positive sentiment regarding the potential for fundamental improvements within the sector. In managing the Company's risk exposure to subprime and Alt-A mortgages, the collateral performance and structural characteristics associated with various positions held are taken into account.

The Company does not originate or purchase subprime or Alt-A whole-loan mortgages. The Company does have exposure to Residential Mortgage-Backed Securities ("RMBS") and asset-backed securities ("ABS"). Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A loans to include the following: residential mortgage loans to customers who have strong credit profiles but lack some element(s), such as documentation to substantiate income; residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default; and any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime.

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the Company's exposure to subprime mortgage-backed holdings and Alt-A mortgage-backed securities through other investments:

	Actual Cost	Book/Adjusted Carrying Value (Excluding Interest)	Fair Value	Other Than Temporary Impairment Losses Recognized
		(In Thousands)		
December 31, 2012				
Residential mortgage backed securities	$ 80,404	$ 79,055	$ 77,677	$ 3,325
Structured securities	615,315	617,815	611,436	743
Total	$ 695,719	$ 696,870	$ 689,113	$ 4,068
December 31, 2011				
Residential mortgage backed securities	$ 99,913	$ 97,041	$ 77,672	$ 3,338
Structured securities	780,171	781,591	628,261	1,928
Total	$ 880,084	$ 878,632	$ 705,933	$ 5,266
December 31, 2010				
Residential mortgage backed securities	$ 123,896	$ 121,482	$ 98,176	$ 3,134
Structured securities	1,381,147	1,371,419	1,188,674	359,687
Total	$ 1,505,043	$ 1,492,901	$ 1,286,850	$ 362,821

The Company did not have underwriting exposure to subprime mortgage risk through investments in subprime mortgage loans, mortgage guaranty or financial guaranty insurance coverage as of December 31, 2012.

(Dollar amounts in millions, unless otherwise stated)

Transfer of Alt-A RMBS Participation Interest

In the first quarter of 2009, ING reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Kingdom of the Netherlands (the "Dutch State") on the Illiquid Assets Back-Up Facility (the "Back-Up Facility") covering 80% of ING's Alt-A RMBS. Under the terms of the Back-Up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and certain subsidiaries of ING US, including the Company with an aggregate book value of $36 billion, including book value of $683 million of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State participates in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State took place at a discount of approximately 10% of par value. In addition, under the Back-Up Facility, other fees are paid by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company remains the legal owner of 100% of its Alt-A RMBS portfolio and remains exposed to 20% of any results on its portfolio. The ING-Dutch State Transaction closed on March 31, 2009, with the risk transfer to the Dutch State taking effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company entered into a participation agreement with our affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company conveyed to ING Support Holding an 80% participation interest in our Designated Securities Portfolio and agreed to pay a periodic transaction fee, and received, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions it receives with respect to the 80% participation interest in the Company's Designated Securities Portfolio.

On November 13, 2012, ING, ING Support Holding, ING Bank N.V. ("ING Bank") and the Company entered into restructuring arrangements with the Dutch State, which closed the follow day (the "Termination Agreement"). Pursuant to these restructurings, the Company sold the Dutch State Obligation with a carrying value of approximately $284.6 to ING Support Holding at fair value and transferred legal title to 80% of the securities subject to the Alt-A Back-up Facility to ING Bank. The restructuring resulted in an immaterial pre-tax loss.

(Dollar amounts in millions, unless otherwise stated)

Mortgage Loans

All mortgage loans are evaluated by seasoned underwriters, including an appraisal of loan-specific credit quality, property characteristics, and market trends, and assigned a quality rating using the Company's internally developed quality rating system. As of December 31, 2012 and 2011, the distribution based upon this quality rating system is as follows:

	2012 Carrying Value	2011 Carrying Value
	(In Thousands)	
AA	$ 463,169	$ 388,164
A	292,320	541,723
BBB	109,235	164,636
BB and below	27,158	25,180
Total commercial mortgage loans	$ 891,882	$ 1,119,703

Loan performance is continuously monitored on a loan-specific basis through the review of property appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

All commercial mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect on all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. As of December 31, 2012 and 2011, the Company held no impaired mortgage loans. For December 31, 2012 and 2011 no commercial mortgage loans were past due.

The maximum and minimum lending rates for long term mortgage loans acquired or made during 2012 were 5.0% and 3.8%.

Property insurance is required on all collateral securing commercial real estate mortgage loans. Generally, the coverage is "all risk" at a level equal to the replacement cost of the improvements. Additional coverage may be required to cover flood, windstorm and other risks associated with collateral type, use and location.

The maximum percentage of any one loan to the value of security at the time of the loan, exclusive of insured or guaranteed or purchase money was 70.9%. As of December 31, 2012 and 2011, the Company held no mortgages with interest more than 180 days overdue.

(Dollar amounts in millions, unless otherwise stated)

The average recorded investment in impaired loans was $0.0, $0.0 and $1.3 at December 31, 2012, 2011 and 2010, respectively. Interest income recognized during the period the loans were impaired was $0.0, $0.0 and $0.0, and interest income recognized on a cash basis was $0.0, $0.0 and $0.2 at December 31, 2012, 2011 and 2010, respectively.

The Company recorded $0.0, $0.4, and $0.8 in impairments on mortgage loans without an allowance for credit losses as of December 31, 2012, 2011 and 2010, respectively.

Net Realized Capital Gains and Losses

Realized capital losses are reported net of federal income taxes and amounts transferred to the IMR are as follows:

| | December 31 | | |
	2012	**2011**	**2010**
	(In Thousands)		
Realized capital gains (losses)	$ 312,474	$ (201,612)	$ (564,789)
Amount transferred to IMR (net of related taxes of $114,843 in 2012, $(73,161) in 2011, and $(122,623) in 2010	(213,280)	135,871	227,728
Federal income tax (expense) benefit	(105,192)	198,785	(2,861)
Net realized capital (losses) gains	$ (5,998)	$ 133,044	$ (339,922)

Realized capital losses include losses of $15.2, $177.7 and $438.9 related to securities that have experienced an other than temporary decline in value during 2012, 2011 and 2010, respectively.

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $2.6 billion, $1.4 billion and $1.1 billion in 2012, 2011 and 2010, respectively. Gross gains of $375.5, $57.1 and $90.5 and gross losses of $19.8, $106.5 and $15.8 during 2012, 2011 and 2010, respectively, were realized on those sales. A portion of the gains and losses realized in 2012, 2011 and 2010 has been deferred to future periods in the IMR.

(Dollar amounts in millions, unless otherwise stated)

The following table discloses, in aggregate, the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R, *Loan-backed and Structured Securities* ("SSAP No. 43R") during 2012 due to intent to sell or inability or lack of intent to hold to recovery in 2012:

	Amortized Cost Basis Before Other-than-Temporary Impairments	Other-than-Temporary Impairments		Fair Value
		Interest	Non-interest	
		(In Thousands)		
First quarter:				
Aggregate intent to sell	$ -	$ -	$ -	$ -
Aggregate inability or lack of intent to hold to recovery	1,554	19	-	1,535
Total first quarter	$ 1,554	$19	$ -	$ 1,535
Second quarter:				
Aggregate intent to sell	$ 16,040	$ 746	$ -	$ 15,294
Aggregate inability or lack of intent to hold to recovery	-	-	-	-
Total second quarter	$ 16,040	$ 746	$ -	$ 15,294
Total	N/A	$ 765	$ -	N/A

There were no OTTI's recognized by the Company in the third and fourth quarters of 2012 due to intent to sell or inability or lack of intent to hold to recovery.

(Dollar amounts in millions, unless otherwise stated)

The following table discloses, in aggregate, the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R during 2011 due to intent to sell or inability or lack of intent to hold to recovery in 2011:

	Amortized Cost Basis Before Other-than-Temporary	Other-than-Temporary Impairments		Fair Value
		Interest	Non-interest	
		(In Thousands)		
First quarter:				
Aggregate intent to sell	$ 297,533	$ 46,212	$ -	$ 251,321
Aggregate inability or lack of intent to hold to recovery	22,775	5,256	-	17,519
Total first quarter	$ 320,308	$ 51,468	$ -	$ 268,840
Second quarter:				
Aggregate intent to sell	$ 294,468	$ 36,331	$ -	$ 258,137
Aggregate inability or lack of intent to hold to recovery	-	-	-	-
Total second quarter	$ 294,468	$ 36,331	$ -	$ 258,137
Third quarter:				
Aggregate intent to sell	$ 69,034	$ 9,263	$ -	$ 59,771
Aggregate inability or lack of intent to hold to recovery	215,064	46,792	-	168,272
Total third quarter	$ 284,098	$ 56,055	$ -	$ 228,043
Fourth quarter:				
Aggregate intent to sell	$ -	$ -	$ -	$ -
Aggregate inability or lack of intent to hold to recovery	30,024	2,462	-	27,562
Total fourth quarter	$ 30,024	$ 2,462	$ -	$ 27,562
Total	N/A	$ 146,316	$ -	N/A

(Dollar amounts in millions, unless otherwise stated)

The following table discloses, in aggregate, the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R during 2010 due to intent to sell or inability or lack of intent to hold to recovery in 2010:

	Amortized Cost Basis Before Other-than-Temporary		Other-than-Temporary Impairments			
			Interest	Non-interest	Fair Value	
			(In Thousands)			
First quarter:						
Aggregate intent to sell	$ -	$	-	$ -	$	-
Aggregate inability or lack of intent to hold to recovery	32,800		7,664	-		25,502
Total first quarter	$ 32,800	$	7,664	$ -	$	25,502
Second quarter:						
Aggregate intent to sell	$ -	$	-	$ -	$	-
Aggregate inability or lack of intent to hold to recovery	40,000		14,111			25,889
Total second quarter	$ 40,000	$	14,111	$ -	$	25,889
Third quarter:						
Aggregate intent to sell	$ -	$	-	$ -	$	-
Aggregate inability or lack of intent to hold to recovery	47,878		5,170			24,163
Total third quarter	$ 47,878	$	5,170	$ -	$	24,163
Fourth quarter:						
Aggregate intent to sell	$ -	$	-	$ -	$	-
Aggregate inability or lack of intent to hold to recovery	632,063		229,916			402,161
Total fourth quarter	$ 632,063	$	229,916	$ -	$	402,161
Total	N/A	$	256,861	$ -		N/A

(Dollar amounts in millions, unless otherwise stated)

The following table discloses in detail the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R, exclusive of intent impairments, in 2012:

	Amortized Cost Basis Before OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value
			(In Thousands)		
First quarter:					
225458PN2	$ 319	$ 316	$ 3	$ 316	$ 251
45660LSP5	1,360	1,322	38	1,322	894
93934FAA0	208	206	2	206	152
57643MMM3	11,802	11,643	159	11,643	9,317
92925DAA8	817	811	6	811	576
93363QAA6	1,099	1,086	13	1,086	840
31393YD69	1,996	1,901	95	1,901	1,901
12668AKU8	5,179	5,054	124	5,054	3,332
93934FHD7	477	439	37	439	291
12668BCH4	6,661	6,610	51	6,610	4,479
36298XAA0	4,854	4,811	43	4,811	4,243
759950GB8	1,046	858	188	858	400
2254582C1	3,066	3,012	54	3,012	2,856
16165MAD0	1,671	1,662	9	1,662	1,075
126379AA4	25,450	25,184	266	25,184	20,347
93934NAA3	1,049	1,036	13	1,036	688
93934FGN6	1,869	1,834	36	1,834	1,299
31395CFD8	760	446	314	446	417
12669GUX7	235	233	2	233	152
12669FXP3	354	353	1	353	251
31398JHT3	1,005	661	344	661	694
31398J2Z5	3,600	2,719	881	2,719	2,904
31393Y7B5	4,563	3,554	1,009	3,554	3,362
Total first quarter	$ 79,440	$ 75,751	$ 3,688	$ 75,751	$ 60,721
Second quarter:					
225458PN2	$ 306	$ 302	$ 4	$ 302	$ 234
92922F7T9	1,031	1,015	16	1,015	713
45660LSP5	1,206	1,203	3	1,203	791
93934FAA0	195	194	1	194	139
57643MMM3	10,998	10,730	268	10,730	8,845
92925DAA8	783	781	2	781	557
93363QAA6	1,045	1,044	1	1,044	820
12668AKU8	4,921	4,837	84	4,837	3,021
93934FHD7	407	396	11	396	215
759950GB8	843	808	35	808	374
2254582C1	2,986	2,973	13	2,973	2,821
16165MAD0	1,530	1,524	6	1,524	906

(Dollar amounts in millions, unless otherwise stated)

(Table continued from previous page)

	Amortized Cost Basis Before OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value
			(In Thousands)		
126379AA4	19,703	19,621	83	19,621	13,754
93934NAA3	1,017	988	30	988	644
93934FGN6	1,791	1,784	6	1,784	1,235
12669FXP3	346	345	1	345	234
761118QM3	1,227	1,166	61	1,166	705
12667GL76	671	652	19	652	380
225470RU9	3,347	3,306	40	3,306	2,269
126694M70	166	147	19	147	126
761118VY1	884	867	16	867	546
933638AA6	1,165	1,150	15	1,150	819
93934FCF7	2,761	2,757	4	2,757	2,335
761118AV0	392	391	1	391	274
Total second quarter	$ 59,721	$ 58,981	$ 739	$ 58,981	$ 42,757
Third quarter:					
225458PN2	$ 296	$ 290	$ 6	$ 290	$ 246
45660LSP5	1,176	1,160	16	1,160	853
93934FAA0	185	173	12	173	146
57643MMM3	10,588	10,347	241	10,347	8,852
93363QAA6	1,026	1,018	8	1,018	917
12668AKU8	4,598	4,293	305	4,293	2,923
759950GB8	792	662	130	662	350
16165MAD0	1,471	1,461	10	1,461	1,012
126379AA4	18,300	18,218	82	18,218	13,931
93934NAA3	964	939	25	939	740
12669FXP3	338	338	1	338	269
761118QM3	1,143	1,131	13	1,131	831
225470RU9	3,223	2,914	309	2,914	2,407
761118VY1	841	814	27	814	648
933638AA6	1,119	1,110	8	1,110	958
761118AV0	375	351	24	351	285
12669G2T7	7,761	7,615	146	7,615	6,770
12667FZQ1	1,324	1,304	20	1,304	1,141
761118CX4	1,207	1,195	12	1,195	906
12669GUX7	232	230	2	230	171
Total third quarter	$ 56,959	$ 55,563	$ 1,397	$ 55,563	$ 44,356

(Dollar amounts in millions, unless otherwise stated)

(Table continued from previous page)

	Amortized Cost Basis Before OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value
			(In Thousands)		
Fourth quarter:					
225458PN2	$ 273	$ 271	$ 1	$ 271	$ 232
93934FAA0	158	134	25	134	134
57643MMM3	9,792	9,646	146	9,646	8,352
93363QAA6	989	969	20	969	914
12668AKU8	4,187	3,188	998	3,188	3,028
759950GB8	644	331	313	331	331
16165MAD0	1,389	1,381	8	1,381	988
93934FGN6	1,658	1,380	278	1,380	1,270
12669FXP3	325	325	1	325	270
761118QM3	1,121	1,097	24	1,097	849
225470RU9	2,275	2,233	42	2,233	1,929
761118VY1	789	788	1	788	627
933638AA6	1,088	1,079	9	1,079	962
761118AV0	340	290	50	290	290
12669G2T7	7,185	6,427	758	6,427	6,307
761118CX4	1,121	1,116	5	1,116	852
12669GUX7	230	229	1	229	180
92925DAA8	748	742	7	742	673
92922F7T9	960	958	2	958	843
93934FHD7	305	152	153	152	143
93934FCF7	2,508	2,384	124	2,384	2,384
93934FKK7	668	629	39	629	550
46629BAB5	2,267	2,190	77	2,190	2,190
31395CFD8	2,070	928	1,142	928	928
31394A2W5	1,369	770	599	770	770
31359T7E2	243	22	222	22	22
3136FCZY5	670	418	252	418	418
3136FCZX7	480	303	177	303	303
31394AZS8	365	318	47	318	318
31395AE50	33	23	10	23	23
31359XZY8	14	4	10	4	4
Total fourth quarter	$ 46,264	$ 40,725	$ 5,541	$ 40,725	$ 37,084

The total amount of OTTI's recognized by the Company arising from the present value of expected cash flows being less than the amortized cost of structured securities subject to SSAP No. 43R was $11.4, $14.4 and $148.6 in 2011, 2010 and 2009, respectively.

(Dollar amounts in millions, unless otherwise stated)

The following table discloses, in the aggregate, all structured securities in an unrealized loss position subject to SSAP No. 43R for which an OTTI has not been recognized in earnings as a realized loss, including securities with a recognized OTTI for non-interest related declines when a non-recognized interest related impairment remains:

	December 31, 2012	
	Aggregate Amount of Unrealized Losses	**Aggregate Fair Value of Securities with Unrealized Losses**
	(In Thousands)	
Less than 12 months	$ 2,652	$ 88,805
Greater than 12 months	78,857	836,524
Total	$ 81,509	$ 925,329

For years ended December 31, 2012, 2011 and 2010, realized capital losses include $0.4, $0.9 and $14.4, respectively, related to limited partnerships that have experienced an other than temporary decline in value included in investments on the balance sheet.

Investment Income

Major categories of net investment income are summarized as follows:

	Year ended December 31		
	2012	**2011**	**2010**
	(In Thousands)		
Income:			
Equity securities	$ 2,844	$ 2,321	$ 3,902
Bonds	635,944	736,454	790,366
Mortgage loans	67,220	76,101	89,411
Derivatives	(76,396)	(90,042)	(160,529)
Contract loans	59,548	60,299	68,874
Real estate	-	-	18
Other	19,047	18,784	22,288
Total investment income	708,207	803,917	814,330
Investment expenses	(28,880)	(36,781)	(46,441)
Net investment income	$ 679,327	$ 767,136	$ 767,889

Affiliate Surplus Note

On December 17, 1996, the Company agreed to lend affiliate, ING USA Annuity and Life Insurance Company ("ING USA"), the principal sum of $35.0 plus interest through a surplus note approved by the Colorado Division of Insurance. Per SSAP No. 41, *Surplus Notes*, Paragraph 10.b.i.(b), a statement factor was established for the surplus note of 1.0 and 0.834 as a multiple of the face amount for the years ended 2012 and 2011, respectively. The carrying value of the surplus note at December 31, 2012 and 2011 was

(Dollar amounts in millions, unless otherwise stated)

$35.0 and $29.2, respectively. Interest is due to the Company quarterly at the rate of 7.979% per annum, until the principal is paid by ING USA. The scheduled maturity date is December 7, 2029. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of the Company in the event of (a) the institution of bankruptcy, reorganization, insolvency, or a liquidation proceedings by or against the Company, or (b) the appointment of a Trustee, receiver or other conservator for a substantial part of the Company's properties. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. Interest paid from ING USA to the Company was $2.8 in 2012, 2011 and 2010.

Repurchase Agreements and Securities Lending

The Company participates in repurchase transactions. Such activities include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are used for general liquidity purposes. At December 31, 2012 and 2011, the Company had no outstanding repurchase balance and held no collateral posted by the counterparty in connection with the increase in the value of pledged securities that will be released upon settlement.

The Company does not participate in dollar repurchase transactions.

The Company had loaned securities under securities lending agreements, which are reflected as invested assets on the balance sheets, with a fair value of approximately $102.6 and $76.5 at December 31, 2012 and 2011, respectively.

The aggregate amount of collateral received, by specific time period, for repurchase agreements and securities lending agreements at December 31, 2012 and 2011 are shown below:

| | At December 31, 2012 | | At December 31, 2011 | |
	Repurchase Agreements	Securities Lending	Repurchase Agreements	Securities Lending
	(In Thousands)			
Open	$-	$ 105,042	$ -	$ 79,082
30 days or less	-	-	-	-
31 to 60 days	-	-	-	-
61 to 90 days	-	-	-	-
Greater than 90 days	-	-	-	-
Securities received	-	-	-	-
Total collateral received	$ -	$ 105,042	$-	$ 79,082

(Dollar amounts in millions, unless otherwise stated)

The aggregate amount of collateral reinvested, by specific time period, for repurchase agreements and securities lending agreements at December 31, 2012 and 2011 are shown below:

At December 31, 2012:

	Repurchase Agreements		Securities Lending	
	Amortized Cost	**Fair Value**	**Amortized Cost**	**Fair Value**
	(In Thousands)			
Open	$ -	$ -	$ -	$ -
30 days or less	-	-	105,046	105,046
31 to 60 days	-	-	-	-
61 to 90 days	-	-	-	-
91 to 120 days	-	-	-	-
121 to 180 days	-	-	-	-
181 to 365 days	-	-	-	-
1 to 2 years	-	-	-	-
2 to 3 years	-	-	-	-
Greater than 3 years	-	-	-	-
Securities received	-	-	-	-
Total collateral reinvested	$ -	$ -	$ 105,046	$ 105,046

At December 31, 2011:

	Repurchase Agreements		Securities Lending	
	Amortized Cost	**Fair Value**	**Amortized Cost**	**Fair Value**
	(In Thousands)			
Open	$ -	$ -	$ -	$ -
30 days or less	-	-	78,339	78,339
31 to 60 days	-	-	-	-
61 to 90 days	-	-	-	-
91 to 120 days	-	-	-	-
121 to 180 days	-	-	-	-
181 to 365 days	-	-	-	-
1 to 2 years	-	-	-	-
2 to 3 years	-	-	-	-
Greater than 3 years	-	-	749	723
Securities received	-	-	-	-
Total collateral reinvested	$ -	$ -	$ 79,088	$ 79,062

The maturity dates of the liabilities appropriately match the invested assets in the securities lending program.

(Dollar amounts in millions, unless otherwise stated)

Low-Income Housing Tax Credits

The Company had a carrying value of $1.2 in Low-Income Housing Tax Credits ("LIHTC") at December 31, 2012. The tax credits are projected to expire in 2017. The Company is indifferent to the holding period of the investments as the credits are guaranteed by a third party. The Company is unaware of any current regulatory reviews of the LIHTC property.

Troubled Debt Restructuring

The Company has high quality, well performing, portfolios of commercial mortgage loans and private placement debts. Under certain circumstances, modifications to these contracts are granted. Each modification is evaluated as to whether troubled debt restructuring has occurred. A modification is a troubled debt restructure when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include: reduction of the face amount or maturity amount of the debt as originally stated, reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates and/or reduction of accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment.

As of the years ended December 31, 2012 and 2011, the Company's total recorded investment in restructured debts was $0.0 and $2.6, respectively. The Company realized losses related to these investments of $0.2, $0.9, and $0.0 during 2012, 2011 and 2010, respectively.

The Company has no contractual commitments to extend credit to debtors owing receivables whose terms have been modified in troubled debt restructurings.

The Company accrues interest income on impaired loans to the extent it is deemed collectible (delinquent less than 90 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on non-performing loans is generally recognized on a cash basis.

(Dollar amounts in millions, unless otherwise stated)

4.   **Derivative Financial Instruments Held for Purposes Other than Trading**

Upfront fees paid or received on derivative contracts are included on the balance sheets and are being amortized to investment income over the remaining terms of the contracts.

Periodic payments from such contracts are included in investment income on the statements of operations. Accrued amounts payable to or receivable from counterparties are included in other liabilities or accrued investment income on the balance sheets. Gains or losses realized as a result of early terminations are recognized in income in the statement of operations or deferred into IMR and amortized to investment income.

Derivatives that are designated as being in an effective hedging relationship are reported in a manner that is consistent with the hedged asset or liability. Derivative contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives not designated in effective hedging relationships are recorded as unrealized gains and losses in surplus.

The Company is exposed to credit loss in the event of nonperformance by counterparties on certain derivative contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

Under the terms of the Company's Over the Counter Derivative International Swaps and Derivatives Association, Inc. Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received or receive interest on any cash delivered equal to the Federal Funds rate. The Company delivered $7.8 and $1.7 of collateral in the form of cash, for years ended December 31, 2012 and 2011.

The Company sells credit default swap protection, in conjunction with other investments, to replicate the income characteristics of otherwise permitted investments. The standard contract is five or seven years. In the event of default of the reference entity, the Company would be required to pay the notional amount of contract. At December 31, 2012, the total amount would be $100.0.

(Dollar amounts in millions, unless otherwise stated)

The table below summarizes the Company's derivative contracts at December 31, 2012 and 2011:

	Notional Amount		Carrying Value		Fair Value
			(In Thousands)		
December 31, 2012					
Derivative contracts:					
Credit contracts	$ 100,000	$	232	$	232
Equity contracts	171,087		15,050		15,050
Foreign exchange contracts	151,270		-		(32,718)
Interest rate contracts	9,876,639		(74,269)		(290,401)
Total derivatives	$ 10,298,996	$	(58,987)	$	(307,837)
December 31, 2011					
Derivative contracts:					
Credit contracts	$ 109,250	$	(6,643)	$	(6,860)
Equity contracts	136,069		7,594		7,594
Foreign exchange contracts	165,620		-		(33,149)
Interest rate contracts	10,293,186		3,889		(300,133)
Total derivatives	$ 10,704,125	$	4,840	$	(332,548)

The net loss recognized by the Company in unrealized gains and losses for the year ended December 31, 2012 resulting from derivatives that no longer qualify for hedge accounting is $23.8.

5.   **Concentrations of Credit Risk**

The Company held below investment grade corporate bonds with an aggregate book value of $507.9 and $774.4 and an aggregate fair value of $516.7 and $690.4 at December 31, 2012 and 2011, respectively. Those holdings amounted to 4.8% of the Company's investments in bonds and 3.4% of total admitted assets at December 31, 2012. The holdings of below investment grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $42.8 and $32.0 with an aggregate NAIC fair value of $47.2 and $32.5 at December 31, 2012 and 2011, respectively. The carrying value of these holdings amounted to 0.4% of the Company's investment in bonds and 0.3% of the Company's total admitted assets at December 31, 2012.

At December 31, 2012, the Company's commercial mortgages involved a concentration of properties located in California (15.2%) and Pennsylvania (13.8%). The remaining commercial mortgages relate to properties located in 35 other states. The portfolio is well diversified, covering many different types of income producing properties on which the

(Dollar amounts in millions, unless otherwise stated)

Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $35.8.

6. Reserves

At December 31, 2012 and 2011, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	Percent of Total
			(In Thousands)		
December 31, 2012					
Subject to discretionary withdrawal (with adjustment):					
With market value adjustment	$ 1,149,534	$ -	$ -	$ 1,149,534	39.0 %
At book value less surrender charge	645	-	-	645	0.0
At fair value	-	-	8,590	8,590	0.4
Subtotal	1,150,179	-	8,590	1,158,769	39.4
Subject to discretionary withdrawal (without adjustment): At book value with minimal or no charge or adjustment	123,671	-	-	123,671	4.2
Not subject to discretionary withdrawal	1,661,788	-	-	1,661,788	56.4
Total annuity reserves and deposit fund liabilities before reinsurance	2,935,638	-	8,590	2,944,228	100.0 %
Less reinsurance ceded	4,363	-	-	4,363	
Net annuity reserves and deposit fund liabilities	$ 2,931,275	$ -	$ 8,590	$ 2,939,865	
December 31, 2011					
Subject to discretionary withdrawal (with adjustment):					
With market value adjustment	$ 1,613,793	$ -	$ -	$ 1,613,793	36.9 %
At book value less surrender charge	65	-	-	65	0.0
At fair value	-	-	8,199	8,199	0.2
Subtotal	1,613,858	-	8,199	1,622,057	37.1
Subject to discretionary withdrawal (without adjustment): At book value with minimal or no charge or adjustment	127,552	-	-	127,552	2.9
Not subject to discretionary withdrawal	2,620,786	-	-	2,620,786	60.0
Total annuity reserves and deposit fund liabilities before reinsurance	4,362,196	-	8,199	4,370,395	100.0 %
Less reinsurance ceded	4,737	-	-	4,737	
Net annuity reserves and deposit fund liabilities	$ 4,357,459	$ -	$ 8,199	$ 4,365,658	

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis
December 31, 2012

(Dollar amounts in millions, unless otherwise stated)

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2012 and 2011 are as follows:

| | 2012 | | 2011 | |
	Gross	Net of Loading	Gross	Net of Loading
	(In Thousands)			
Industrial	$ -	$ -	$ -	$ -
Ordinary new business	-	-	-	-
Ordinary renewal	(20,834)	(19,537)	(6,163)	(4,864)
Credit life	-	-	-	-
Group life	-	-	-	-
Group annuity	-	-	-	-
Total	$ (20,834)	$ (19,537)	$ (6,163)	$ (4,864)

(Dollar amounts in millions, unless otherwise stated)

7.   Employee Benefit Plans

Defined Benefit Plan: ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Qualified Plan"), effective as of December 31, 2001. Effective January 1, 2009, the Qualified Plan is no longer available to new employees or re-hires. Employees of ING North America and its subsidiaries and affiliates (excluding certain employees) hired prior to January 1, 2009 will continue to be eligible to participate in the Qualified Plan.

The Qualified Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Qualified Plan (except for certain specified employees) earns a benefit under a final average pay ("FAP") formula. The costs allocated to the Company for its employees' participation in the Qualified Plan were $3.3, $3.6 and $4.3 for 2012, 2011 and 2010, respectively. ING North America is responsible for all Qualified Plan liabilities.

Beginning January 1, 2012, the Qualified Plan implemented a cash balance pension formula instead of a FAP formula, allowing all eligible employees (including those hired after January 1, 2009) to participate in the Retirement Plan, with this new cash balance pension formula. Participants will earn a credit equal to 4% of eligible pay. The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employment. For participants in the Qualified Plan, as of December 31, 2011, there will be a two-year transition period from the Qualified Plan's current FAP formula to the cash balance pension formula. In accordance with the requirements of SSAP No. 89, *Accounting for Pensions, A Replacement of SSAP No. 8* ("SSAP No. 89"), the Company obtained Board of Directors approval on November 10, 2011.

Defined Contribution Plans: ING North America sponsors the ING Savings Plan and employee stock ownership plan ("ESOP") (collectively, the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax-qualified 401(k) retirement plan, which includes a frozen ESOP component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pretax basis. ING North America matches such pretax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4 year graded vesting schedule. All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Amounts allocated to the Company for the Savings Plan were $1.5, $1.7 and $1.6 for 2012, 2011 and 2010, respectively.

(Dollar amounts in millions, unless otherwise stated)

Other Benefit Plans: In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a nonqualified defined benefit pension plan, and a nonqualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. The Company subsidizes a portion of the monthly per-participant premium for retirees age 65 and older. This change had a minimal impact to the financial statements.

In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The discontinued subsidy resulted in a release of liability for any active employees age 50 or older. This change had a minimal impact to the financial statements.

The Company also offers deferred compensation plans for eligible employees and certain other individuals who meet the eligibility criteria. The Company's deferred compensation commitment for employees is recorded on the balance sheet in other liabilities and totaled $10.4 and $11.2 for the years ended December 31, 2012, and 2011, respectively.

As of August 1, 2009, ING's Post Retirement Welfare ("PRW") Plans are no longer eligible for the Medicare Drug Subsidy (RDS) that was being shared with retirees and beneficiaries. The 2013 expected benefit reduction in the net postretirement benefit cost for the subsidy related to benefits attributed to former employees is $0.0.

(Dollar amounts in millions, unless otherwise stated)

A summary of assets, obligations and assumptions of the non-qualified defined benefit and other postretirement benefit plans are as follows:

	Pension Benefits			Other Benefits		
	2012	2011	2010	2012	2011	2010
			(In Thousands)			
Change in benefit obligation						
Benefit obligation at beginning of year	$ 18,794	$ 21,758	$ 18,960	$ 1,260	$ 1,783	$ 2,073
Service cost	-	-	-	-	(24)	-
Interest cost	867	1,117	1,103	55	70	107
Contribution by plan participants	-	-	-	66	98	93
Actuarial (gain) loss	2,502	(2,357)	3,053	7	(361)	(99)
Benefits paid	(1,375)	(1,362)	(1,366)	(203)	(306)	(391)
Plan amendments	-	(362)	-	-	-	-
Curtailment	-	-	8	-	-	-
Benefit obligation at end of year	$ 20,788	$ 18,794	$ 21,758	$ 1,185	$ 1,260	$ 1,783
Change in plan assets						
Fair value of plan assets at beginning of year	$ -	$ -	$ -	$ -	$ -	$ -
Employer contributions	1,375	1,362	1,366	137	208	298
Plan participants' contributions	-	-	-	66	98	93
Benefits paid	(1,375)	(1,362)	(1,366)	(203)	(306)	(391)
Fair value of plan assets at end of year	$ -	$ -	$ -	$ -	$ -	$ -
Benefit obligation	$ (20,788)	$ (18,794)	$ (21,758)	$ (1,185)	$ (1,260)	$ (1,783)
Unrecognized prior service cost	(352)	(430)	(98)	(987)	(1,085)	(1,183)
Unrecognized net (loss) gain	6,834	4,767	7,910	(2,489)	(2,792)	(2,748)
Remaining net transition obligation	4,613	5,189	5,766	-	-	-
Total funded status	$ (9,693)	$ (9,268)	$ (8,180)	$ (4,661)	$ (5,137)	$ (5,714)
Amounts recognized in the balance sheets consist of:						
Accrued benefit cost	$ (20,788)	$ (18,794)	$ (21,604)	$ (4,661)	$ (5,137)	$ (5,714)
Intangible assets	4,613	5,189	5,766	-	-	-
Unassigned surplus - minimum pension liability	6,482	4,337	7,658	-	-	-
Net amount recognized	$ (9,693)	$ (9,268)	$ (8,180)	$ (4,661)	$ (5,137)	$ (5,714)
Component of net periodic benefit cost						
Service cost	$ -	$ -	$ -	$ -	$ (24)	$ -
Interest cost	867	1,117	1,103	55	70	107
Amount of recognized gains (losses)	435	788	637	(296)	(318)	(274)
Amount of prior service cost recognized	(78)	(31)	(24)	(98)	(98)	(230)
Amortization of unrecognized transition obligation to transition asset	577	577	600	-	-	-
Amount of (gain) or loss recognized due to a settlement or curtailment	-	-	322	-	-	-
Total net periodic benefit cost (income)	$ 1,801	$ 2,451	$ 2,638	$ (339)	$ (370)	$ (397)
Benefit obligation for nonvested employees	$ -	$ -	$ -	$ -	$ -	$ -
Accumulated benefit obligation for vested participants	$ 20,788	$ 18,794	$ 21,758	$ 1,185	$ 1,260	$ 1,783

(Dollar amounts in millions, unless otherwise stated)

Assumptions used in determining year-end liabilities for the defined benefit plans and other benefit plans as of December 31, 2012, 2011 and 2010 were as follows:

	2012	2011	2010
Weighted average discount rate	4.05 %	4.75 %	5.50 %
Rate of increase in compensation level	4.00 %	4.00 %	4.00 %

Assumptions used in determining expense for the defined benefit plans and other benefit plans as of January 1, 2012, 2011 and 2010 were as follows:

	2012	2011	2010
Weighted average discount rate	4.75 %	5.50 %	6.00 %
Rate of increase in compensation level	4.00 %	4.00 %	3.00 %

The annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical plan is 7.5%, decreasing gradually to 6.0% over five years. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2012 by $0.1. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2012 by $0.1.

The Company expects to pay the following benefits in future years:

Year ending December 31,	Benefits
	(In Thousands)
2013	$ 1,300
2014	1,281
2015	1,272
2016	1,365
2017	1,378
Thereafter	6,971

The Company's expected future contributions are equal to its expected future benefit payments. The Company's 2013 future expected contribution is $1.3.

The measurement date used for postretirement benefits is December 31, 2012.

(Dollar amounts in millions, unless otherwise stated)

8. **Separate Accounts**

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

The general nature and characteristics of separate accounts business is as follows:

	Non-Guaranteed Separate Accounts
	(In Thousands)
December 31, 2012	
Premium, consideration or deposits for the year	$ 97,683
Reserves for separate accounts with assets at:	
Fair value	$ 1,253,812
Amortized cost	-
Total reserves	$ 1,253,812
Reserves for separate accounts by withdrawal characteristics:	
Subject to discretionary withdrawal:	
With market value adjustment	$ -
At book value without market value adjustment	
and with current surrender charge of 5% or more	227,106
At market value	8,590
At book value without market value adjustment	
and with current surrender charge less than 5%	1,018,116
Subtotal	1,253,812
Not subject to discretionary withdrawal	-
Total separate account aggregate reserves	$ 1,253,812

(Dollar amounts in millions, unless otherwise stated)

(Table continued from previous page)

	Non-Guaranteed Separate Accounts
	(In Thousands)
December 31, 2011	
Premium, consideration or deposits for the year	$ 107,436
Reserves for separate accounts with assets at:	
Fair value	$ 1,189,206
Amortized cost	-
Total reserves	$ 1,189,206
Reserves for separate accounts by withdrawal characteristics:	
Subject to discretionary withdrawal:	
With market value adjustment	$ -
At book value without market value adjustment	
and with current surrender charge of 5% or more	250,312
At market value	8,199
At book value without market value adjustment	
and with current surrender charge less than 5%	930,695
Subtotal	1,189,206
Not subject to discretionary withdrawal	-
Total separate account aggregate reserves	$ 1,189,206

The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business. For the years ended December 31, 2012 and 2011, the Company reported assets and liabilities from Individual Annuity and Individual Life product lines in separate accounts.

Some assets in the separate account are considered legally insulated from the general account, providing protection of such assets from being available to satisfy claims resulting in the general account. The assets legally and not legally insulated from the general account are summarized in the following table, by product or transaction type:

Product or Transaction	Legally Insulated Assets	Not Legally Insulated Assets
	(In Thousands)	
December 31, 2012:		
Individual Life	$ 1,286,570	$ -
Individual Annuity	8,867	-
	$ 1,295,437	$ -
December 31, 2011:		
Individual Life	$ 1,227,955	$ -
Individual Annuity	8,525	-
	$ 1,236,480	$ -

(Dollar amounts in millions, unless otherwise stated)

In accordance with the products/transactions recorded within the separate account, some separate account liabilities are guaranteed by the general account. As of December 31, 2012 and 2011, the general account of the Company had a maximum guarantee for separate account liabilities of $1.6 and $2.7, respectively.

To compensate the general account for the risk taken, the separate account the following amount in risk charges:

Year ended	Risk Charges
	(In Thousands)
2012	$ 15
2011	15
2010	6

The Company's general account did not pay any separate account guarantees for the years ended December 31, 2012, 2011 and 2010.

The Company does not engage in securities lending transactions within its separate accounts.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year ended December 31		
	2012	**2011**	**2010**
	(In Thousands)		
Transfers as reported in the Summary of Operations of the Separate Accounts Statement:			
Transfers to separate accounts	$ 97,729	$ 107,490	$ 125,330
Transfers from separate accounts	(110,495)	(133,739)	(119,462)
Transfers as reported in the Statements of Operations	$ (12,766)	$ (26,249)	$ 5,868

The separate account liabilities subject to minimum guaranteed benefits, the gross amount of reserve and the reinsurance reserve credit related to minimum guarantees, by type, at December 31, 2012 and 2011 were as follows:

	Guaranteed Minimum Death Benefit (GMDB)
	(In Thousands)
December 31, 2012	
Separate account liability	$ 8,867
Gross amount of reserve	280
Reinsurance reserve credit	-
December 31, 2011	
Separate account liability	$ 8,527
Gross amount of reserve	340
Reinsurance reserve credit	-

(Dollar amounts in millions, unless otherwise stated)

Assets supporting separate accounts with additional insurance benefits and minimum investment return guarantees are comprised of fixed maturities, equity securities, including mutual funds, and other invested assets. The aggregate fair value of the invested assets as of December 31, 2012 and 2011 was $1.3 billion and $1.2 billion, respectively.

9. **Federal Income Taxes**

The Company files a consolidated federal income tax return with its parent, ING US, and other U.S. affiliates. The Company has a written tax sharing agreement which has been approved by the Board of Directors that provides that each member of the consolidated return shall reimburse ING US for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

The following is a list of all affiliated companies that participate in the filing of this consolidated federal income tax return:

Australia Retirement Services Holding, LLC	ING Payroll Management, Inc.
Directed Services, LLC	ING Pomona Holdings LLC
IB Holdings, LLC	ING Realty Group LLC
IIPS of Florida, LLC	ING U.S., Inc.
ILICA, Inc.	ING USA Annuity and Life Insurance Company
ING Alternative Asset Management, LLC	Langhorne I, LLC
ING America Equities, Inc.	Lion Connecticut Holdings Inc.
ING Capital Corporation, LLC	Lion Custom Investments, LLC
ING Financial Advisors, LLC	Lion II Custom Investments, LLC
ING Financial Partners, Inc.	Midwestern United Life Insurance Company
ING Financial Products Company, Inc.	Pomona Management LLC
ING Funds Services, LLC	Rancho Mountain Properties, Inc.
ING Institutional Plan Services, LLC	ReliaStar Life Insurance Company
ING Insurance Services, Inc.	ReliaStar Life Insurance Company of New York
ING International Nominee Holdings, Inc.	Roaring River, LLC
ING Investment Advisors, LLC	Roaring River II, LLC
ING Investment Management Alternative Assets, LLC	Roaring River III, LLC
ING Investment Management Co. LLC	Roaring River III Holding, LLC
ING Investment Management Services, LLC	Security Life Assignment Corp.
ING Investment Management, LLC	Security Life of Denver Insurance Company
ING Investment Trust Co.	Security Life of Denver International, Ltd.
ING Investments Distributor, LLC	SLDI Georgia Holdings, Inc.
ING Investments, LLC	Systematized Benefits Administrators, Inc.
ING Life Insurance and Annuity Company	Whisperingwind I, LLC
ING National Trust	Whisperingwind II, LLC
ING North America Insurance Corporation	Whisperingwind III, LLC

(Dollar amounts in millions, unless otherwise stated)

Under the intercompany tax sharing agreement, the Company has a payable of $92.8 for December 31, 2012 and had a receivable of $35.2 for December 31, 2011 to ING US, an affiliate, for federal income taxes. See Note 16 for additional disclosures related to this tax sharing agreement.

Current income taxes incurred consisted of the following major components:

		Year ended December 31	
	2012	**2011**	**2010**
	(In Thousands)		
Federal tax (benefit) expense on operations	$ (5,083)	$ 152,408	$ (18,121)
Federal tax expense (benefit) on capital losses	105,192	(198,785)	2,861
Total current tax expense (benefit) incurred	$ 100,109	$ (46,377)	$ (15,260)

The December 31, 2012 balances and related disclosures are calculated and presented pursuant to SSAP No. 101. The December 31, 2011 and 2010 balances and related disclosures are calculated and presented pursuant to SSAP No. 10R. The Company elected to admit DTAs pursuant to paragraph 10.e. of SSAP No. 10R for the years ended December 31, 2011 and 2010.

(Dollar amounts in millions, unless otherwise stated)

The components of the net deferred tax asset (liability) at December 31, 2012 and 2011 are as follows:

	2012		
	Ordinary	Capital	Total
	(In Thousands)		
Gross deferred tax assets	$ 389,075	$ 269,384	$ 658,459
Statutory valuation allowance adjustments	1,776	-	1,776
Adjusted gross deferred tax assets	387,299	269,384	656,683
Deferred tax assets nonadmitted	118,920	37,239	156,159
Subtotal net admitted deferred tax asset	268,379	232,145	500,524
Deferred tax liabilities*	173,792	136,314	310,106
Net admitted deferred tax asset/(net deferred tax liability)	$ 94,587	$ 95,831	$ 190,418

	2011		
	Ordinary	Capital	Total
	(In Thousands)		
Gross deferred tax assets	$ 373,673	$ 182,297	$ 555,970
Statutory valuation allowance adjustments	1,776	-	1,776
Adjusted gross deferred tax assets	371,897	182,297	554,194
Deferred tax assets nonadmitted	120,526	-	120,526
Subtotal net admitted deferred tax asset	251,371	182,297	433,668
Deferred tax liabilities*	251,371	4,654	256,025
Net admitted deferred tax asset/(net deferred tax liability)	$ -	$ 177,643	$ 177,643

	Change		
	Ordinary	Capital	Total
	(In Thousands)		
Gross deferred tax assets	$ 15,402	$ 87,087	$ 102,489
Statutory valuation allowance adjustments	-	-	-
Adjusted gross deferred tax assets	15,402	87,087	102,489
Deferred tax assets nonadmitted	(1,606)	37,239	35,633
Subtotal net admitted deferred tax asset	17,008	49,848	66,856
Deferred tax liabilities*	(77,579)	131,660	54,081
Net admitted deferred tax asset/(net deferred tax liability)	$ 94,587	$ (81,812)	$ 12,775

*A portion of the capital DTL has been used to offset ordinary DTAs

(Dollar amounts in millions, unless otherwise stated)

The admission calculation components by tax character of admitted adjusted gross deferred tax assets as the result of the application of SSAP No. 101 as of December 31, 2012 and SSAP No. 10R for December 31, 2011 are as follows:

	2012			2011			Change		
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
a. Federal income taxes paid in prior years recoverable through loss carrybacks	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
b. Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets from (a)) after application of the threshold limitation. (the lesser of (b)1 and (b)2 below):	94,587	95,831	190,418	-	177,643	177,643	94,587	(81,812)	12,775
1. Adjusted gross deferred tax assets expected to be realized following the balance sheet date	94,587	95,831	190,418	-	177,643	177,643	94,587	(81,812)	12,775
2. Adjusted gross deferred tax assets allowed per limitation threshold	XXX	XXX	190,418	XXX	XXX	200,641	XXX	XXX	(10,223)
c. Adjusted gross deferred tax assets (excluding the amount of deferred tax assets from (a) and (b) above) offset by gross deferred tax liabilities	173,792	136,314	310,106	251,371	4,654	256,025	(77,579)	131,660	54,081
d. Deferred tax assets admitted as the result of application SSAP No. 101 Total	$268,379	$232,145	$500,524	$251,371	$182,297	$433,668	$17,008	$49,848	$66,856

The ratio percentage and the amount of adjusted capital and surplus used to determine the recovery period and threshold limitation is as follows:

	2012	2011
Ratio percentage used to determine recovery period and threshold limitation amount	1,086.6%	1,113.2%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation (in thousands)	$ 1,337,305	$ 1,641,937

(Dollar amounts in millions, unless otherwise stated)

The following table shows the impact of the Company's tax planning strategies:

		2012	
	Ordinary	Capital	Total
a. Adjusted gross DTAs			
(% of Total adjusted gross DTAs)	0.00%	20.26%	20.26%
b. Net admitted adjusted gross DTAs			
(% of Total net admitted adjusted gross DTAs)	0.00%	19.15%	19.15%

		2011	
	Ordinary	Capital	Total
a. Adjusted gross DTAs			
(% of Total adjusted gross DTAs)	0.00%	32.05%	32.05%
b. Net admitted adjusted gross DTAs			
(% of Total net admitted adjusted gross DTAs)	0.00%	40.96%	40.96%

		Change	
	Ordinary	Capital	Total
a. Adjusted gross DTAs			
(% of Total adjusted gross DTAs)	0.00%	-11.79%	-11.79%
b. Net admitted adjusted gross DTAs			
(% of Total net admitted adjusted gross DTAs)	0.00%	-21.81%	-21.81%

The Company's tax planning strategies do not include the use of reinsurance.

(Dollar amounts in millions, unless otherwise stated)

The significant components of deferred tax assets and deferred tax liabilities are as follows:

	2012	2011	Change
		(In Thousands)	
Deferred Tax Assets			
Ordinary:			
Discounting of unpaid losses	$ 455	$ 507	$ (52)
Unearned premium reserve	4	-	4
Policyholder reserves	108,027	116,907	(8,880)
Investments	159,433	138,009	21,424
Deferred acquisition costs	80,476	69,888	10,588
Policyholder dividends accrual	1,713	1,896	(183)
Compensation and benefits accrual	11,882	11,561	321
Pension accrual	5,317	11,679	(6,362)
Receivables - nonadmitted*	8,861	14,641	(5,780)
Tax credit carry-forward	1,776	1,776	-
Other (including items <5% of total ordinary tax assets)	11,131	6,809	4,322
Subtotal	389,075	373,673	15,402
Statutory valuation allowance adjustment	1,776	1,776	-
Nonadmitted	118,920	120,526	(1,606)
Admitted ordinary deferred tax assets	$ 268,379	$ 251,371	$ 17,008
Capital:			
Investments	$ 269,384	$ 182,297	$ 87,087
Subtotal	269,384	182,297	87,087
Nonadmitted	37,239	-	37,239
Admitted capital deferred tax assets	$ 232,145	$ 182,297	$ 49,848
Admitted deferred tax assets	$ 500,524	$ 433,668	$ 66,856
Deferred Tax Liabilities			
Ordinary:			
Investments	$ 55,901	$ 72,270	$ (16,369)
Fixed assets	-	1,943	(1,943)
Deferred and uncollected premiums	2,887	2,801	86
Policyholder reserves	77,589	107,225	(29,636)
Other (including items <5% of total ordinary tax	37,415	35,351	2,064
Subtotal	$ 173,792	$ 219,590	$ (45,798)
Capital:			
Investments	$ 136,314	$ 36,435	$ 99,879
Subtotal	$ 136,314	$ 36,435	$ 99,879
Deferred tax liabilities	$ 310,106	$ 256,025	$ 54,081
Net deferred tax assets/liabilities	$ 190,418	$ 177,643	$ 12,775

* Includes other nonadmitted assets

(Dollar amounts in millions, unless otherwise stated)

The valuation allowance adjustment to gross deferred tax assets as of December 31, 2012 and 2011 was $1.8 for each period. The valuation allowance adjustment at 2011 and 2012 relates to foreign tax credits. A valuation allowance is provided as it is unlikely that the Company will be able to utilize the foreign tax credits.

The provision for federal income tax expense and change in deferred taxes differs from the amount which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes for the following reasons:

| | Year ended December 31 | | | | | |
| | 2012 | | 2011 | | 2010 | |
	Amount	Effective Tax Rate	Amount	Effective Tax Rate	Amount	Effective Tax Rate
	(In Thousands)					
Ordinary income (loss)	$(128,920)		$ 194,597		$ (18,136)	
Capital losses	99,194		(65,741)		(337,061)	
Total pretax income (loss)	(29,726)		128,856		(355,197)	
Expected tax expense (benefit) at 35% statutory ra	(10,404)	35.0%	45,100	35.0%	(124,319)	35.0%
Increase (decrease) in actual tax reported resulting from:						
a. Dividends received deduction	(3,488)	11.7%	(1,480)	-1.1%	(2,575)	0.7%
b. Interest maintenance reserve	88,717	-298.4%	(26,889)	-20.9%	(63,113)	17.8%
c. Settlement of IRS audits	(63)	0.2%	(393)	-0.3%	(2,495)	0.7%
d. Reinsurance	(2,455)	8.3%	55,550	43.1%	(4,591)	1.3%
e. Change in valuation allowance	-	0.0%	(125,424)	-97.3%	13,646	-3.8%
f. Prior year tax*	2,895	-9.7%	-	0.0%	-	0.0%
g. Other	87	-0.3%	(160)	-0.1%	(955)	0.3%
Total income tax (benefit) expense	$ 75,289	-253.3%	$ (53,696)	-41.7%	$(184,402)	51.9%
Current income taxes (benefit) incurred	$ 100,109	-336.8%	$ (46,377)	-36.0%	$ (15,260)	4.3%
Change in deferred income tax**	(24,820)	83.5%	(7,319)	-5.7%	(169,142)	47.6%
Total income tax (benefit) expense	$ 75,289	-253.3%	$ (53,696)	-41.7%	$(184,402)	51.9%

 * As part of the Company's process to adjust the tax provision to the actual tax return as filed, the Company decreased the estimate of certain deferred tax assets by $2.9.

 ** Excluding tax on unrealized gains (losses) and other surplus items

As of December 31, 2012, there is no net operating loss carryforward. The Company has a foreign tax credit carryforward of $1.8 offset by a full tax valuation allowance.

There are no federal income taxes incurred that will be available for recoupment in the event of future net losses from 2012, 2011 and 2010.

There were no deposits admitted under Section 6603 of the Internal Revenue Service Code as of December 31, 2012.

(Dollar amounts in millions, unless otherwise stated)

The Company has no unrecorded tax liability as of December 31, 2012.

The Company's transferable state tax credit assets are as follows:

Method of Estimating Utilization of Remaining Transferable State Tax Credit	State	Carrying Value		Remaining Unused Credit
		(In Thousands)		
December 31, 2012				
Estimated credit based on investment in low income housing investment	GA	$ 1,170	$	854
Estimated credit based on investment in fixed credit	AL	414		606
Total state tax credits		$ 1,584	$	1,460
December 31, 2011				
Estimated credit based on investment in motion picture/film production	CT	$ 179	$	188
Estimated credit based on investment in low income housing investment	GA	1,170		1,014
Estimated credit based on investment in fixed credit	AL	489		644
Total state tax credits		$ 1,838	$	1,846

The Company does not have any non-transferable or nonadmitted state tax credit assets at December 31, 2012.

A reconciliation of the change in the tax contingencies for the years is as follows:

	2012		2011		2010
			(In Thousands)		
Balance at the beginning of year	$ 3,600	$	26,600	$	6,600
Additions for tax positions related to prior years	-		10,700		32,100
Reduction for tax positions related to prior years	-		(10,700)		(11,700)
Reduction for tax positions settled with taxing authorities	-		(23,000)		(400)
Balance at the end of year	$3,600	$	3,600	$	26,600

The Company had $3.6, $3.6 and $26.6 of tax contingencies as of December 31, 2012, 2011 and 2010, respectively, that would affect the Company's effective tax rate if recognized.

The Company recognizes accrued interest and penalties related to tax contingencies in federal income taxes and federal income tax expense on the balance sheets and statements of operations, respectively. The Company had no accrued interest as of December 31, 2012 and 2011.

(Dollar amounts in millions, unless otherwise stated)

In the first quarter of 2012, the Internal Revenue Service ("IRS") completed its examination of the Company's returns through tax year 2010. The recording of the 2010 IRS audit settlement did not have a material impact on the financial statements.

The Company is currently under audit by the IRS for tax years 2011 through 2013, and it is expected that the examination of tax year 2011 will be finalized within the next twelve months. The timing of the payment of the tax contingencies of $3.6 cannot be reliably estimated. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for tax years 2011 through 2013.

10.   **Investment in and Advances to Subsidiaries**

The Company has two wholly owned insurance subsidiaries at December 31, 2012, Midwestern United Life Insurance Company ("Midwestern") and Whisperingwind III, LLC ("WWIII"). The Company also has two wholly owned non-insurance subsidiary, ING America Equities, Inc. ("IAE") and Roaring River III Holding, LLC ("RR3HC"). RR3HC has one wholly-owned insurance subsidiary, Roaring River III, LLC ("RRIII").

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

	December 31	
	2012	**2011**
	(In Thousands)	
Common stock (cost - $41,246 in 2012 and $41,246 in 2011)	$ 121,949	$ 117,401
Limited liability companies (cost - $334,430 in 2012 and $29,838 in 2011)	149,195	-
Total investment in subsidiaries	$ 271,144	$ 117,401

Summarized financial information as of and for the year ended December 31 for these subsidiaries is as follows:

	December 31		
	2012	**2011**	**2010**
	(In Thousands)		
Revenues	$ 67,680	$ 48,888	$ 68,190
(Loss) income before net realized gains on investments	(925)	(20,985)	36,773
Net (loss) income	(52)	(16,013)	34,473
Admitted assets	908,732	692,583	689,234
Liabilities	455,951	411,766	423,146

Asset and liability amounts for WWIII are included in the above table, however the Company's carrying amount for WWIII is zero as of December 31, 2012, 2011 and 2010.

(Dollar amounts in millions, unless otherwise stated)

On February 22, 2012, the Company created RR3HC, a wholly owned non-insurance company subsidiary. On the same date, RRIII, a wholly owned subsidiary of RR3HC, was created pursuant to the laws of the State of Missouri. On August 24, 2012, RRIII received its licensure as a special purpose financial captive reinsurance company ("Captive"), from the Missouri Department of Insurance and commenced operations on July 1, 2012. The Company made capital contributions of $304.6 to RR3HC during 2012. RR3HC made capital contributions of $155.3 to RRIII during 2012. During 2012, the Company ceded premium to RRIII of $987.9. The amount of insurance in force ceded to RRIII was $107.5 billion at December 31, 2012. At December 31, 2012, the Company had ceded reserves to RRIII of $1.1 billion.

On December 30, 2010, WWIII received approval from the South Carolina Department of Insurance to declare and pay a one-time dividend of $10.0 to the Company. The dividend was recorded by the Company in December 31, 2010 and the cash was received on January 12, 2011.

On October 27, 2006, the Company created WWIII, a Captive, under the laws of the State of South Carolina. On June 25, 2007, WWIII received its licensure as a Captive from the Director of the South Carolina Department of Insurance. The Company has not contributed capital to WWIII during the years ended December 31, 2012, 2011 and 2010. During 2012, 2011 and 2010, the Company ceded premium to WWIII of $25.1, $21.8 and $12.8, respectively. The amount of insurance in force ceded to WWIII was $1.4 billion, $1.9 billion, and $2.0 billion at December 31, 2012, 2011 and 2010, respectively. At December 31, 2012, 2011 and 2010, the Company had ceded reserves to WWIII of $518.1, $489.8 and $449.1, respectively.

These captives were created to provide reinsurance to the Company in order to facilitate the financing of excess reserve requirements associated with Regulation XXX or Actuarial Guideline 38 – The Application of the Valuation of Life Insurance Policies Model Regulation ("AG 38").

11. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from reinsurer insolvencies, the Company evaluates the financial condition of the reinsurer and monitors concentrations of credit risk.

(Dollar amounts in millions, unless otherwise stated)

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

| | December 31 | | |
	2012	**2011**	**2010**
	(In Thousands)		
Premiums	$ 2,899,058	$ 2,537,376	$ 1,905,205
Benefits paid or provided	1,962,186	1,869,613	1,898,498
Policy and contract liabilities at year end	10,866,912	8,865,753	8,189,864

The Company does not have any reinsurance agreement in effect under which the reinsurer may unilaterally cancel the agreement.

Assumed premiums amounted to $5.8 billion, $4.0 billion and $1.8 billion for 2012, 2011 and 2010, respectively.

The Company estimates that an aggregate reduction in surplus of $7.4 billion would occur in the event that all reinsurance agreements were terminated, by either party, as of December 31, 2012.

The amount of reinsurance credits taken by the Company for new agreements executed or existing agreements amended during 2012 which include policies or contracts which were in force or which had existing reserves established by the Company as of the effective date of the agreement is $1.1 billion.

12.   **Capital and Surplus**

Under Colorado insurance regulations, the Company is required to maintain a minimum total capital and surplus of $1.5. Additionally, the amount of dividends which can be paid by the Company to its shareholder without prior approval of the Colorado Division of Insurance is limited to the greater of the net gain from operations excluding realized capital gains or 10% of surplus at December 31 of the preceding year.

The Company has two surplus notes held by SLDI Georgia Holdings, Inc., an affiliate of the Company, for $65.0 and $100.0 with maturity dates of December 29, 2019 and 2021, respectively. These notes were issued to Lion Connecticut Holdings, Inc. on December 14, 2001, and the beneficial ownership was transferred to SLDI Georgia Holdings, Inc. on November 24, 2009. These notes represent the cumulative cash draws on two $100.0 commitments, less principal payments. The surplus notes bear interest at a variable rate equal to the prevailing rate for 10 year U.S. Treasury bonds plus 0.25%, adjusted annually. The principal sum plus accrued interest shall be repaid in five annual installments beginning April 15, 2017 and continuing through April 15, 2021 ("Repayment Period"). The repayment amount shall be determined and adjusted annually on the last day of December, commencing December 31, 2016, and shall be an amount

(Dollar amounts in millions, unless otherwise stated)

calculated to amortize any unpaid principal plus accrued interest over the years remaining in the Repayment Period. Payment of the notes and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of the Company in the event of (a) the institution of bankruptcy, reorganization, insolvency, or liquidation proceedings by or against the Company, or (b) the appointment of a Trustee, receiver or other conservator for a substantial part of the Company's properties. Any payment of principal and/or interest made is subject to the prior approval of the Colorado Insurance Commissioner. There were no principal or interest payments in 2012, 2011 or 2010.

The Company paid a return of capital distribution to its parent, ING US, in the amount of $80.0 on June 26, 2012. The Company also paid a return of capital distribution to ING US in the amount of $200.0 on February 18, 2011. Both transactions were done with the permission of the Colorado Division of Insurance.

On March 31, 2011, the Company received a capital contribution in the amount of $30.0 from ING US.

On February 19, 2010, ING US contributed $260.0 million to the Company. The Company received permission from the Colorado Insurance Department to count this contribution as a receivable at December 31, 2009.

The Company did not pay dividends to ING US during 2012, 2011 or 2010.

On July 27, 2012 and September 6, 2012, the Company made capital contributions of $0.3 and $304.3, respectively, to RR3HC. Subsequently, RR3HC capitalized RRIII.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

13.   **Fair Values of Financial Instruments**

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

(Dollar amounts in millions, unless otherwise stated)

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The following methods and assumptions are used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Bonds and equity securities: The Company utilizes a number of valuation methodologies to determine the fair values of its bonds, preferred stocks and common stocks reported herein in conformity with the concepts of "exit price" and the fair value measurement as prescribed in SSAP No. 100. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placement investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 1.4% and 8.6% over the total portfolio. The Company statutory fair values represent the amount that would be received to sell securities at the measurement date (i.e. "exit value" concept).

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are

(Dollar amounts in millions, unless otherwise stated)

incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk.

Derivative financial instruments: Fair values for derivative financial instruments are based on broker/dealer valuations or on internal discounted cash flow pricing models, taking into account current cash flow assumptions and our own and the counterparties' credit standing.

The carrying value of all other financial instruments approximates their fair value.

Included in various investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stock, when carried at the lower of cost or market.

The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes more significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third-party sources, such as yield curves, exchange rates, Standard and Poor's ("S&P") 500 Index prices and London Interbank Offered Rates ("LIBOR") and Overnight Indexed Swap Rates ("OIS"). Effective June 30, 2012, the Company began using the OIS curve for discounting cash flows rather than LIBOR curve for rate derivatives. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Derivatives which qualify for special hedge accounting treatment are reported in a manner that is consistent with the accounting for the hedged asset or liability.

(Dollar amounts in millions, unless otherwise stated)

The Company's financial assets and liabilities have been classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the balance sheets are categorized as follows:

- Level 1 – Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 – Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

(Dollar amounts in millions, unless otherwise stated)

The following table shows the Company's financial instruments and the Level within the fair value hierarchy in which the fair value measurements fall as of December 31, 2012:

	Aggregate Fair Value	Carrying Value	Level 1	Level 2	Level 3
			(In Thousands)		
Assets:					
Fixed maturities, including securities pledged	$ 11,896,234	$ 10,502,258	$ 1,348,011	$10,407,900	$ 140,323
Preferred stock	5,689	2,255	5,587	-	102
Common stock	56,638	56,638	56,209	-	429
Mortgage loans	947,806	891,882	-	-	947,806
Contract loans	1,142,956	1,142,956	1,142,956	-	-
Other invested assets	85,842	66,193	-	85,294	548
Cash, cash equivalents and short-term investments	898,508	898,552	894,456	4,052	-
Derivatives					
Credit Contracts	232	232	-	232	-
Equity Contracts	15,050	15,050	-	3,575	11,475
Interest Rate Contracts	171,826	171,826	-	171,826	-
Separate account assets	1,295,437	1,295,437	1,242,409	53,028	-
Total Assets	$ 16,516,218	$ 15,043,279	$ 4,689,628	$10,725,907	$ 1,100,683
Liabilities:					
Supplementary contracts and immediate annuities	$ 47,715	$ 32,242	$ -	$ -	$ 47,715
Deposit type contracts	1,485,418	1,382,493	-	1,484,307	1,111
Derivatives					
Foreign Exchange Contracts	32,718	-	-	32,718	-
Interest Rate Contracts	462,227	246,095	27	422,212	39,988
Total Liabilities	$ 2,028,078	$ 1,660,830	$ 27	$ 1,939,237	$ 88,814

The Company did not have any financial instruments for which it was not practicable to estimate the fair value.

(Dollar amounts in millions, unless otherwise stated)

The carrying amounts and fair values of the Company's financial instruments as of December 31, 2011 are summarized as follows:

	Carrying Amount	Fair Value
	(In Thousands)	
Assets:		
Bonds	$ 10,961,628	$ 12,019,548
Preferred stocks	2,255	3,930
Unaffiliated common stocks	91,094	91,094
Mortgage loans	1,119,703	1,179,407
Contract loans	1,168,394	1,168,394
Derivative securities:		
Credit contracts	1,568	1,642
Equity contracts	7,594	7,594
Foreign exchange contracts	-	985
Interest rate contracts	191,557	191,558
Securities lending reinvested collateral	79,082	79,082
Cash, cash equivalents and		
short term investments	751,332	751,332
Separate account assets	1,236,480	1,236,480
Liabilities:		
Derivative securities:		
Credit contracts	8,211	8,502
Foreign exchange contracts	-	34,134
Interest rate contracts	187,668	491,691
Payable for securities lending	79,096	79,096
Deposit type contracts	2,173,772	2,173,772

(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011:

	Level 1	Level 2	Level 3	Total
		(In Thousands)		
At December 31, 2012:				
Assets:				
Bonds				
US corporate, state & municipal	$ -	$ 3,023	$ -	$ 3,023
Residential mortgage-backed	-	2,894	-	2,894
Other asset-backed	-	-	2,259	2,259
Common stock	56,209	-	429	56,638
Cash, cash equivalents and short-term investments	215,260	-	-	215,260
Derivatives				
Credit contracts	-	232	-	232
Equity contracts	-	3,575	11,475	15,050
Interest rate contracts	-	171,826	-	171,826
Separate account assets	1,242,409	53,028	-	1,295,437
Total assets	$ 1,513,878	$ 234,578	$ 14,163	$ 1,762,619
Liabilities:				
Deposit-type contracts	$ -	$ 111,879	$ -	$ 111,879
Interest rate contracts	27	201,644	39,988	241,659
Total liabilities	$ 27	$ 313,523	$ 39,988	$ 353,538
At December 31, 2011:				
Assets:				
Bonds				
Foreign	$ -	$ -	$ 6	$ 6
Residential mortgage-backed	-	4,868	-	4,868
Preferred stock	-	-	102	102
Common stock	83,280	-	7,814	91,094
Cash, cash equivalents and short-term investments	632,762	-	-	632,762
Derivatives				
Equity contracts	-	-	7,594	7,594
Interest rate contracts	2,665	188,893	-	191,558
Separate account assets	1,236,480	-	-	1,236,480
Total assets	$ 1,955,187	$ 193,761	$ 15,516	$ 2,164,464
Liabilities:				
Derivatives				
Credit contracts	$ -	$ -	$ 8,211	$ 8,211
Interest rate swaps	-	156,514	25,788	182,302
Total liabilities	$ -	$ 156,514	$ 33,999	$ 190,513

(Dollar amounts in millions, unless otherwise stated)

Bonds: Securities that are carried at fair value on the balance sheet are classified as Level 2 or Level 3. Level 2 bond prices are obtained through several commercial pricing services, which incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data to provide estimated fair values. Fair value for privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3. The Company's Level 3 fair value measurements of its bonds, common stock, preferred stock and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis.

Preferred and Common Stock: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Certain preferred stock prices are obtained through commercial pricing services and are classified as Level 2 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

Cash and cash equivalents and short-term investments: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Certain derivatives are carried at fair value (on the balance sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data, such as yield curves, exchange rates, S&P 500 Index prices, LIBOR, and OIS, which are obtained from third party sources and uploaded into the system. Effective June 30, 2012, the Company began using the OIS curve for discounting cash flows rather than the LIBOR curve for rate derivatives. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company also has certain interest rate swaps that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

(Dollar amounts in millions, unless otherwise stated)

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. Mutual funds, short-term investments and cash are based upon a quoted market price and are included in Level 1.

The Company did not have any security transfers between Level 1 and Level 2 during 2012. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2012:

	Bonds					Derivatives			
	Asset-backed	Corporate	Foreign	Preferred Stock	Common Stock	Equity Contracts	Interest Rate Contracts	Credit Contracts	Total
					(In Thousands)				
Beginning of the year	$ -	$ -	$ 6	$ 102	$ 7,814	$ 7,594	$(25,788)	$ (8,211)	$(18,483)
Transfers into Level 3	2,634	-	-	-	322	-	-	-	2,956
Transfers out of Level 3	-	(3,707)	-	(102)	(5,050)	(2,734)	-	-	(11,593)
Total gains (losses) included in income	(6)	1	(2)	-	(181)	1,203	(14,200)	(9,359)	(22,544)
Total gains (losses) included in surplus	(63)	(1)	2	-	(189)	-	-	8,211	7,960
Purchases	-	3,707	-	-	16	5,412	-	-	9,135
Issues	-	-	-	-	-	-	-	-	-
Sales	(306)	-	(6)	-	(2,303)	-	-	9,359	6,744
Settlements	-	-	-	-	-	-	-	-	-
End of the year	$ 2,259	$ -	$ -	$ -	$ 429	$11,475	$(39,988)	$ -	$(25,825)

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2011:

| | Bonds | | | | | Derivatives | | | |
	Asset-backed	Residential Mortgage-backed	Foreign	Preferred Stock	Common Stock	Equity Contracts	Interest Rate Contracts	Credit Contracts	Total
	(In Thousands)								
Beginning of the year	$ -	$ 5,272	$ -	$ 102	$ 19,145	$ 7,769	$(17,324)	$ -	$ 14,964
Transfers into Level 3	3,386	-	82	-	-	-	-	-	3,468
Transfers out of Level 3	(2,606)	(5,272)	-	-	(12,069)	-	-	-	(19,947)
Total gains (losses) included in income	-	-	(74)	-	(27)	(3,102)	434	-	(2,769)
Total gains (losses) included in surplus	(780)	-	(2)	-	561	-	(8,898)	(8,211)	(17,330)
Purchases	-	-	-	-	2,771	8,710	-	-	11,481
Issues	-	-	-	-	-	-	-	-	-
Sales	-	-	-	-	(2,567)	(5,783)	-	-	(8,350)
Settlements	-	-	-	-	-	-	-	-	-
End of the year	$ -	$ -	$ 6	$ 102	$ 7,814	$ 7,594	$(25,788)	$ (8,211)	$(18,483)

Transfers in and out of Level 3 during the year ended December 31, 2012 are due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3, as these securities are generally less liquid with very limited trading activity or where less transparency exists corroborating the inputs to the valuation methodologies. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

During the year ended December 31, 2012, the Company transferred certain derivative contracts from Level 3 to Level 2. These contracts include option on S&P which are all value-using observable inputs.

(Dollar amounts in millions, unless otherwise stated)

14.   Commitments and Contingencies

Guarantee Agreements: The Company guarantees certain contractual policy claims of its subsidiary, Midwestern. In the unlikely event that Midwestern was unable to fulfill its obligations to policyholders, the Company would be obligated to assume the guaranteed policy obligations. Any ultimate contingent losses in connection with such guarantees will not have a material adverse impact on the Company's future operations or financial position. The Company recorded a liability of $0.0 related to this guarantee as of December 31, 2012. The maximum potential amount of future payments related to this guarantee is $215.3 as of December 31, 2012. The Company was not required to make any payments related to this guarantee during the year ended 2012.

The Company entered into a guarantee agreement, effective January 2002 through December 2023, with two other ING affiliates whereby it is jointly and severally liable for $250.0 obligation of Security Life of Denver International, Limited ("SLDI"). The Company's Board of Directors approved this transaction on April 25, 2002. The other two affiliated life insurers were ReliaStar Life Insurance Company ("RLI") and Security Connecticut Life Insurance Company (subsequently merged into RLI on October 1, 2003). The joint and several guarantees of the two remaining insurers are capped at $250.0. The States of Colorado and Minnesota did not disapprove the guarantee. As of December 31, 2012, no payments have been required under the guarantee and the potential amount of future payments is remote, therefore, no contingent liability or payment expense has been recorded. The Company has recorded a non-contingent liability for the on-going obligation to provide the guarantee of $1.1. The liability will amortize over the life of the agreement as the guarantee obligation expires.

The following table shows an aggregate compilation of the Company's guarantees as of December 31, 2012 (in thousands):

Maximum Potential of Required Future Payments	$	465,284
Current Liability Recognized:		
Noncontingent liabilities		1,098
Contingent liabilities		-
Ultimate Impact if Action Required Under Guarantee:		
Affiliate reinsurance guarantee agreement - SLDI		250,000
Subsidiary policy claim guarantee - Midwestern		215,284
Total	$	465,284

(Dollar amounts in millions, unless otherwise stated)

Investment Purchase Commitments: As part of its overall investment strategy, the Company has entered into agreements to purchase securities of $0.0 and $37.6 at December 31, 2012 and 2011, respectively. The Company is also committed to provide additional capital contributions to partnerships of $78.0 and $144.7 at December 31, 2012 and 2011, respectively.

Operating Leases: The Company is party to certain cost sharing agreements with other affiliated ING United States companies. Included in these cost sharing arrangements is rent expense, which is allocated to the Company in accordance with systematic cost allocation arrangements. The Company incurred minimal rent expense during years ended December 31, 2012, 2011 and 2010 under this cost-sharing methodology.

The Company does not have any minimum aggregate rental commitments under the cost sharing arrangements and service agreements. The Company does not have any future minimum lease payment receivables under the cost sharing arrangements and service agreements.

The Company is not involved in any sale leaseback transactions.

The Company does not have any early terminated lease agreements.

Legal Proceedings: The Company is involved in threatened or pending lawsuits/ arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Regulatory Matters: As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the Company or the financial services industry. Considerable regulatory scrutiny currently is being focused on whether and to what extent life insurance companies are using the Unites States Social Security Administration's Death Master File ("SSDMF") to proactively ascertain when customers have deceased and to pay benefits even where no claim for benefits has been made. The Company has received industry-wide and company-specific inquiries and is engaged in market conduct examinations with respect to its claims settlement practices, use of the SSDMF, and compliance with unclaimed property laws. A majority of states are conducting an audit of the Company's compliance with unclaimed property laws. The Company also has been reviewing whether benefits are owed and whether reserves are adequate in instances where an insured appears to have died, but no claim for death benefits has been made. Some of the investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries, and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property, and other financial liability. While it is not possible to predict the outcome of any such action, or internal or external investigations, examinations, reviews or inquiries, management does not believe that they will have a material adverse effect on the Company's financial position. It is the practice of the Company and its affiliates to cooperate fully in these matters.

Liquidity: The Company's principal sources of liquidity are product charges, investment income, premiums, proceeds from the maturity and sale of investments, and capital contributions. Primary uses of these funds are payments of commissions and operating expenses, interest credits, investment purchases, and contract maturities, withdrawals, death benefits and surrenders.

The Company's liquidity position is managed by maintaining adequate levels of liquid assets, such as cash, cash equivalents, and short-term investments. Asset/liability management is integrated into many aspects of the Company's operations, including investment decisions, product development, and determination of crediting rates. As part of the risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine that existing assets are adequate to meet projected liability cash flows. Key variables in the modeling process include interest rates, anticipated contract owner behavior, and variable separate account performance. Contract owners bear the investment risk related to variable annuity products, subject, in limited cases, to certain minimum guaranteed rates.

The fixed account liabilities are supported by a general account portfolio principally composed of fixed rate investments with matching duration characteristics that can generate predictable, steady rates of return. The portfolio management strategy for the general account considers the assets available-for-sale. This strategy enables the Company to respond to changes in market interest rates, prepayment risk, relative values of asset sectors and individual securities and loans, credit quality outlook, and other relevant factors. The Company's asset/liability management discipline includes strategies to minimize exposure to loss as interest rates and economic and market conditions change. In executing this strategy, the Company uses derivative instruments to manage these risks. The Company's derivative counterparties are of high credit quality.

Since 2009, the Company has continued to maintain a strong liquidity position and reduce exposure to below investment grade and structured assets, albeit at a reduced pace

(Dollar amounts in millions, unless otherwise stated)

in 2011 and 2012. New investments over that time have primarily been in public and private investment grade corporate bonds and commercial mortgage whole loans.

ING Restructuring Plan: In October 2009, ING submitted a restructuring plan (the "2009 Restructuring Plan") to the European Commission ("EC") in order to receive approval for state aid, the ING-Dutch State Transactions, granted to ING by the Dutch State in November 2008 and March 2009. To receive approval for this state aid, ING was required to divest its insurance and investment management businesses, including the Company.

In November 2009, the 2009 Restructuring Plan received formal EC approval, and the separation of insurance and banking operations and other components of the 2009 Restructuring Plan were approved by ING shareholders. On January 28, 2010, ING announced the filing of its appeal with the General Court of the European Union against specific elements of the EC's decision regarding the 2009 Restructuring Plan.

On March 2, 2012, the General Court handed down its judgment in relation to ING's appeal and annulled part of the EC's state aid decision. Subsequently, the EC filed an appeal against the General Court's judgment before the Court of Justice of the European Union. In parallel, the EC adopted a decision on May 11, 2012 that approved the state aid granted to ING as compatible with the internal market on the basis of ING's 2009 Restructuring Plan. On the same date, the EC adopted an interim decision which opened an investigation concerning certain amendments and elements of the 2009 Restructuring Plan (the "Investigation"). On November 19, 2012, ING and the EC announced that the EC approved amendments to the 2009 Restructuring Plan ("the 2012 Amended Restructuring Plan."). The deadline as agreed with the EC in the 2012 Amended Restructuring Plan requires ING to divest at least 25% of its U.S. insurance and investment businesses, including the Company by December 31, 2013, more than 50% of its U.S. insurance and investment businesses including the Company by December 31, 2014, and 100% of its U.S. insurance and investment businesses including the Company by December 31, 2016. The divestment of 50% of its U.S. insurance and investment businesses including Company is measured in terms of a divestment of over 50% of the shares of ING US, the loss of ING's majority of directors on ING US's Board of Directors and the accounting deconsolidation of ING US. The Investigation has been finalized by the EC and ING's appeal against the EC's May 11, 2012 decision has been withdrawn. In case ING does not satisfy its commitment to divest its U.S. insurance and investment businesses including the Company as agreed with the EC, the Dutch State will renotify the recapitalization measure to the EC. In such a case the EC may require additional restructuring measures or take enforcement actions against ING, or, at the request of ING and the Dutch State, could allow ING more time to complete the divestment.

On January 7, 2013, Fitch Ratings Ltd. ("Fitch") affirmed the A- insurer financial strength rating of the Company. Furthermore, Fitch removed the rating from Ratings

(Dollar amounts in millions, unless otherwise stated)

Watch Evolving and assigned a stable outlook to the rating. Resolution of the Rating Watch Evolving reflects the progress ING US has made over the past several years to become an independent public company.

On March 7, 2012, S&P affirmed the insurance financial strength rating of the Company at "A-" and revised the outlook to Stable from Watch Negative.

On April 17, 2012, Moody's affirmed the "A3" insurance financial strength of the Company with a stable outlook.

On July 23, 2012, A.M. Best removed from under review with negative implications and affirmed the "A" financial strength rating of the Company. A.M. Best assigned a stable outlook to the rating. The ratings recognize ING US's strong market position in the life insurance and retirement markets, profitable operating results and improved levels of risk-adjusted capital. The assigned ratings reflect A.M. Best's expected completion of ING's planned IPO of its U.S. operations.

15.   **Financing Agreements**

The Company maintains a reciprocal loan agreement with ING US to promote efficient management of cash and liquidity and to provide for unanticipated short-term cash requirements. Under this agreement, which expires July 1, 2015, the Company and ING US can borrow up to 3.0% of the Company's admitted assets excluding separate accounts as of December 31 of the preceding year from one another. Interest on any Company borrowing is charged at the rate of ING US's cost of funds for the interest period plus 0.15%. Interest on any ING US borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the Company received interest income of $0.4, $1.0 and $1.0 for the years ended December 31, 2012, 2011 and 2010, respectively.

These borrowings are on a short-term basis, at an interest rate that approximated current money market rates and excludes borrowings from reverse dollar repurchase transactions. There was no interest expense incurred on borrowed money for the years ended December 31, 2012, 2011 and 2010, respectively. The Company did not borrow or repay any amounts in 2012, 2011 or 2010.

The Company is the beneficiary of letters of credit totaling $1.0 billion. The terms of the letters of credit provide for automatic renewal upon anniversary unless otherwise canceled or terminated by the ceding company or the letter of credit provider.

(Dollar amounts in millions, unless otherwise stated)

16.   **Related Party Transactions**

Cost Sharing Arrangements: Management and services contracts and all cost sharing arrangements with other affiliated ING U.S. companies are allocated among companies in accordance with systematic cost allocation methods.

Investment Management: The Company has entered into an investment advisory agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management services. The Company has entered into an administrative services agreement with IIM under which IIM provides the Company with asset liability management services. Beginning in 2010, IIM began using competitive market rates to bill the Company for both the asset management and ancillary services it provides. Total fees paid by the Company to IIM under the agreement were approximately $14.4, $14.4, and $18.5 for the years ended December 31, 2012, 2011 and 2010, respectively.

Services Agreements: The Company has entered into an inter-insurer services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting, and other services to each other. The Company has entered into a services agreement with ING North America whereby ING North America provides certain administrative, management, professional, advisory, consulting and other services to the Company. The Company has entered into a services agreement with ReliaStar Life Insurance Company of New York ("RLNY") whereby the Company provides certain administrative, management, professional, advisory, consulting and other services to RLNY. The Company has entered into a services agreement with ING Financial Advisers, LLC ("ING FA") to provide certain administrative, management, professional advisory, consulting, and other services to the Company for the benefit of its customers. Charges for these services are determined in accordance with fair and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company. The Company will reimburse ING FA for direct and indirect costs incurred on behalf of the Company. The total revenue earned less expenses incurred for all of these services were $74.1, $75.4 and $72.7 for the years ended December 31, 2012, 2011 and 2010, respectively.

Tax Sharing Agreements: The Company has entered into a federal tax sharing agreement with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. For 2012 and prior years, the federal tax sharing agreement requires ING US to pay its subsidiaries for the tax benefits of ordinary and capital losses as they are incurred, and in turn, requires its subsidiaries to pay ING US for the taxes payable on their ordinary income and capital gains. Under the agreement, ING US is required to make payments even if losses do not offset other subsidiaries' ordinary income or capital gains. Effective January 1, 2013, the

(Dollar amounts in millions, unless otherwise stated)

parties have entered into a new federal tax sharing agreement which provides that for 2013 and subsequent years, ING US will pay its subsidiaries for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

The Company has also entered into a state tax sharing agreement with ING US and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING US and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined or unitary basis.

Interest Rate Swap: Effective June 29, 2007, the Company entered into an interest rate swap agreement with ING US in conjunction with a combined coinsurance and modified coinsurance agreement effective June 30, 2007 with WWIII. The swap has a notional value of $342.8 and a maturity date of June 30, 2037.

The Company and Directed Services LLC ("DSL"), an affiliate, are parties to a service agreement, effective January 1, 1994, as amended by a first amendment, effective March 7, 1995 by which the Company provides DSL with certain managerial and supervisory services and DSL provides the Company with certain sales and marketing services.

Global Medium Term Note Program: In December 2002, the Company established a Global Medium Term Note program secured by funding agreements issued by the Company. The notes, which are offered by ING Security Life Institutional Funding, a special purpose statutory trust, are offered only to U.S. qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933 (the "Securities Act") or to foreign buyers pursuant to Regulation S of the Securities Act. The program has issued notes with an aggregate outstanding principal balance of $100.0 and $100.2 as of December 31, 2012 and 2011, respectively.

Private Equity Limited Partnerships: On June 4, 2012, the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $212.6 as of March 31, 2012, to a group of private equity funds that are or will be managed by Pomona Capital, an affiliated company.

The transaction resulted in a net reduction in surplus of $24.5 in the second quarter of 2012. The transaction closed in two tranches with the first tranche closed on June 29, 2012 and the second tranche closed on October 29, 2012. At closing, consideration received included $12.5 of promissory notes due in two equal installments at December 31, 2013 and 2014.

(Dollar amounts in millions, unless otherwise stated)

In connection with the promissory notes, ING US unconditionally guaranteed payment of the notes in the event of any default of payments due. No additional impact to surplus was incurred on the second tranche since the market value of the alternative investments was reduced to agreed-upon sales prices as of June 30, 2012.

Fixed Maturity Asset Transfer: During the second quarter of 2012, the Company sold bonds to two affiliated insurance companies, RLI and ING USA for $830.7 and 262.6, respectively, and generated $218.0 in net realized capital gains before tax. Simultaneously, the Company purchased $509.3 and $259.6 of different bonds from RLI and ING USA, respectively.

During the fourth quarter of 2010, the Company sold securities with a carrying value of $809.0 to its affiliate company, RLI. At the date of sale, the securities had a fair value of $888.9 and the Company recognized a gain of $79.9. Simultaneously, the Company purchased securities from RLI with a fair value of $972.1. This asset transfer was approved by the Colorado Division of Insurance prior to execution.

While these related party transactions are at arm's length, they are not indicative of what a third party would transact.

17.   Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues for the cost of potential future guaranty fund assessments based on retrospective-based estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state. The accrual methodology follows a retrospective-premium-based guaranty-fund assessments construct. The Company has estimated this liability to be $7.1 and $7.2 as of December 31, 2012 and 2011, respectively, and has recorded a liability in accounts payable and accrued expenses on the balance sheets. The Company has also recorded an asset in other assets on the balance sheets of $5.8 and $5.5 as of December 31, 2012 and 2011, respectively, for future credits to premium taxes for assessments already paid and/or accrued. The Company has evaluated this asset and determined that no impairment is needed pursuant to the terms of SSAP No. 5R.

(Dollar amounts in millions, unless otherwise stated)

The following table shows a reconciliation of assets recognized between the years of 2012 and 2011:

	Year ended December 31 2012	2011
	(In Thousands)	
Assets recognized from paid and accrued premium tax offsets and policy surcharges beginning of the year	$ 5,521	$ 4,125
Decreases current year:		
Premium tax offset applied	126	153
Increases current year:		
Premium tax offset applied	424	1,409
Premium tax offset generated due to accounting changes	-	127
Changes in premium tax offset capacity / other adjustments	5	13
Assets recognized from paid and accrued premium tax offsets and policy surcharges end of the year	$ 5,824	$ 5,521

18. Unpaid Accident and Health Claims

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

	2012	2011
	(In Thousands)	
Balance at January 1	$ 212,935	$ 196,297
Less reinsurance recoverables	699	1,306
Net balance at January 1	212,236	194,991
Incurred related to:		
Currentyear	89,978	104,527
Prioryears	(6,369)	(490)
Total incurred	83,609	104,037
Paid related to:		
Currentyear	43,326	51,353
Prioryears	32,875	35,440
Total paid	76,201	86,793
Net balance at December 31	219,644	212,236
Plus reinsurance recoverables	493	699
Balance at December 31	$ 220,137	$ 212,935

The liability for unpaid accident and health claims and claim adjustment expenses is included in accident and health reserves and unpaid claims on the balance sheets.

(Dollar amounts in millions, unless otherwise stated)

The change in incurred losses and loss adjustment expenses attributable to insured events of prior years is generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims.

As a result of a funds withheld reinsurance agreement, the entire claim liability is held by the Company, while only 20% of the paid claims remain on the Company's financial statements. Incurred and paid claims are presented net of reinsurance.

19. **Subsequent Events**

Effective January 1, 2013, the tax sharing agreement has been amended. The amended agreement will apply to 2013 and subsequent years and will provide that ING US will make a payment to its subsidiaries only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

On March 28, 2013, the Colorado Division of Insurance ("Division") issued a notice of non-objection to the payment of a $447.0 extraordinary dividend by the Company to its parent, ING US. The Division's notice of non-objection is contingent on the consummation of the initial public offering ("IPO") of ING US occurring no later than June 30, 2013, the financial condition of the Company not materially declining prior to the payment of the extraordinary dividend and the use of the extraordinary dividend funds solely for ING U.S. operations. The payment of the extraordinary dividend will occur on or about the closing of the IPO.

The Company is not aware of any other events occurring subsequent to December 31, 2012 that may have a material effect on the Company's financial statements. The Company evaluated events subsequent to December 31, 2012 through April 2, 2013, the date the statutory financial statements were available to be issued.



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